UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES Interim CONSOLIDATED FINANCIAL STATEMENTS (Figures expressed in thousands of Chilean pesos) As of and for the six months period ended June 30, 2026

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Assets)

AS OF JUNE 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025 (AUDITED)

ASSETS	Notes	As of June 30, 2026	As of December 31, 2025
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	346,974,162	519,175,929
Others financial assets	7	10,672,831	9,927,288
Others non-financial assets	9	26,045,907	33,297,469
Trade and other current receivables	10	351,523,091	473,691,412
Accounts receivable from related parties	11	12,547,836	16,123,780
Inventories	12	439,521,094	424,300,960
Biological assets	13	2,027,949	16,709,078
Current tax assets	25	19,701,310	17,703,246
Total current assets other than non-current assets of disposal groups classified as held for sale		1,209,014,180	1,510,929,162
Non-current assets of disposal groups classified as held for sale	14	196,825	167,851
Total Non-current assets of disposal groups classified as held for sale		196,825	167,851
Total current assets		1,209,211,005	1,511,097,013

Non-current assets
Others financial assets	7	34,124,290	26,067,779
Others non-financial assets	9	9,877,206	8,386,715
Trade and other non-current receivables	10	5,173,184	4,954,334
Accounts receivable from related parties	11	1,166,907	1,134,264
Investments accounted for using equity method	16	161,487,963	143,456,687
Intangible assets other than goodwill	17	257,189,868	236,870,759
Goodwill	18	151,620,143	148,550,618
Property, plant and equipment (net)	19	1,513,656,146	1,460,212,852
Investment property	20	12,403,182	11,105,298
Right of use assets	22	63,255,218	47,784,003
Deferred tax assets	25	45,137,450	45,766,647
Total non-current assets		2,255,091,557	2,134,289,956
Total Assets		3,464,302,562	3,645,386,969

The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

F-3

equity)

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Liabilities and equity)

AS OF JUNE 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025 (AUDITED)

LIABILITIES AND EQUITY	Notes	As of June 30, 2026	As of December 31, 2025
LIABILITIES		ThCh$	ThCh$
Current liabilities
Others financial liabilities	21	168,525,574	188,834,466
Current lease liabilities	22	14,713,282	9,689,870
Trade and other current payables	23	374,141,707	460,627,211
Accounts payable to related parties	11	24,785,214	24,463,561
Other current provisions	24	3,801,662	3,173,553
Current tax liabilities	25	7,381,190	18,885,299
Provisions for employee benefits	26	41,554,791	48,478,757
Others non-financial liabilities	27	21,048,246	41,497,682
Total current liabilities		655,951,666	795,650,399
Non-current liabilities
Others financial liabilities	21	1,054,838,595	1,040,783,534
Non-current lease liabilities	22	52,116,512	42,232,779
Accounts payable to related parties	11	2,074,043	2,034,279
Other non-current provisions	24	2,314,916	1,879,272
Deferred taxes liabilities	25	90,168,286	88,965,851
Provisions for employee benefits	26	51,496,377	53,439,952
Others non-current non-financial liabilities	27	3,663,822	3,940,400
Total non-current liabilities		1,256,672,551	1,233,276,067
Total Liabilities		1,912,624,217	2,028,926,466

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(175,336,566)	(112,902,374)
Retained earnings		1,038,710,323	1,022,138,574
Total equity attributable to equity holders of the parent		1,426,067,103	1,471,929,546
Non-controlling interests	29	125,611,242	144,530,957
Total Shareholders' Equity		1,551,678,345	1,616,460,503
Total Liabilities and Shareholders' Equity		3,464,302,562	3,645,386,969

The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

F-4

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

INTERIM CONSOLIDATED STATEMENT OF INCOME	Notes	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
		2026	2025	2026	2025
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales	6	1,427,316,555	1,397,584,492	607,801,276	579,913,901
Cost of sales	30	(786,963,876)	(778,571,462)	(354,971,019)	(343,082,280)
Gross margin		640,352,679	619,013,030	252,830,257	236,831,621
Others income by function	31	4,478,913	6,263,372	2,054,604	1,387,728
Distribution costs	30	(281,446,596)	(270,169,675)	(129,897,848)	(121,478,426)
Administrative expenses	30	(107,542,006)	(107,139,653)	(49,294,939)	(54,706,522)
Others expenses by function	30	(173,506,976)	(173,423,490)	(85,139,315)	(79,374,070)
Other gains (losses)	32	(5,009,626)	(16,909,779)	(10,941,371)	(9,465,320)
Income from operational activities		77,326,388	57,633,805	(20,388,612)	(26,804,989)
Finance income	33	9,883,449	17,478,014	4,864,660	7,982,055
Finance costs	33	(34,688,910)	(38,907,401)	(16,359,101)	(18,154,517)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(5,471,436)	(7,582,928)	(3,111,441)	(6,064,957)
Gains (losses) on exchange differences	33	1,650,315	1,472,725	3,560,114	1,916,962
Result as per adjustment units	33	(14,312,190)	(12,492,189)	(11,445,690)	(6,474,768)
Income before taxes		34,387,616	17,602,026	(42,880,070)	(47,600,214)
Income tax (expense) benefit	25	4,178,980	32,673,408	22,398,968	36,387,682
Net income of period		38,566,596	50,275,434	(20,481,102)	(11,212,532)

Net income attributable to:
Equity holders of the parent		33,143,498	46,559,586	(20,712,477)	(11,218,022)
Non-controlling interests	29	5,423,098	3,715,848	231,375	5,490
Net income of period		38,566,596	50,275,434	(20,481,102)	(11,212,532)
Basic earnings per share (Chilean pesos) from:
Continuing operations		89.70	126.01	(56.05)	(30.36)
Diluted earnings per share (Chilean pesos) from:
Continuing operations		89.70	126.01	(56.05)	(30.36)

The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

F-5

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
		2026	2025	2026	2025
		ThCh$	ThCh$	ThCh$	ThCh$
Net income of period		38,566,596	50,275,434	(20,481,102)	(11,212,532)
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the period, before taxes
Gains (losses) from defined benefit plans	28	(960,790)	(351,275)	(673,617)	(151,264)
Other comprehensive income (loss) that will not be reclassified to income for the period, before taxes		(960,790)	(351,275)	(673,617)	(151,264)
Components of other comprehensive income (loss) that will be reclassified to income for the period, before taxes
Gains (losses) on exchange differences on translation	28	90,322,388	(17,218,729)	1,790,081	4,026,972
Gains (losses) on cash flow hedges	28	(8,104,017)	(127,306)	(11,308,544)	(756,373)
Other comprehensive income (loss) that will be reclassified to income for the period, before taxes		82,218,371	(17,346,035)	(9,518,463)	3,270,599
Others comprehensive income (loss), before tax		81,257,581	(17,697,310)	(10,192,080)	3,119,335
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period
Income tax relating to defined benefit plans	28	259,413	94,844	181,877	40,841
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the period		259,413	94,844	181,877	40,841
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the period
Income tax relating to cash flow hedges	28	2,188,085	34,373	3,053,307	204,221
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		2,188,085	34,373	3,053,307	204,221
Total other comprehensive income (loss)		83,705,079	(17,568,093)	(6,956,896)	3,364,397
Comprehensive income		122,271,675	32,707,341	(27,437,998)	(7,848,135)
Comprehensive income attributable to:
Equity holders of the parent		111,235,271	36,409,797	(29,359,427)	(2,399,666)
Non-controlling interests		11,036,404	(3,702,456)	1,921,429	(5,448,469)
Total Comprehensive income (expense)		122,271,675	32,707,341	(27,437,998)	(7,848,135)

The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

F-6

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Changes in Equity (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

INTERIM STATEMENT OF CHANGES IN EQUITY	Paid-in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2025	562,693,346	50,582,827	(3,931,432)	(10,430,064)	(39,509,753)	(3,288,422)	965,778,261	1,525,183,185	147,332,125	1,672,515,310
Increase (decrease) due to changes in accounting policies (9)	-	(59,151,843)	-	-	-	(59,151,843)	(2,364,893)	(61,516,736)	(3,093,712)	(64,610,448)
Initial balance restated	562,693,346	(8,569,016)	(3,931,432)	(10,430,064)	(39,509,753)	(62,440,265)	963,413,368	1,463,666,449	144,238,413	1,607,904,862
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends according to policy (3)	-	-	-	-	-	-	(23,279,793)	(23,279,793)	-	(23,279,793)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(7,199,883)	(7,199,883)
Total comprehensive income (loss) (5)	-	(9,826,781)	(59,980)	(262,327)	(701)	(10,149,789)	46,559,586	36,409,797	(3,702,456)	32,707,341
Increase (decrease) for other contribitions from owners (8)	-	-	-	-	-	-	-	-	230,135	230,135
Total changes in equity	-	(9,826,781)	(59,980)	(262,327)	(701)	(10,149,789)	23,279,790	13,130,001	(10,672,204)	2,457,797
AS OF JUNE 30, 2025 (Unaudited)	562,693,346	(18,395,797)	(3,991,412)	(10,692,391)	(39,510,454)	(72,590,054)	986,693,158	1,476,796,450	133,566,209	1,610,362,659
Balanced as of January 1, 2025	562,693,346	50,582,827	(3,931,432)	(10,430,064)	(39,509,753)	(3,288,422)	965,778,261	1,525,183,185	147,332,125	1,672,515,310
Increase (decrease) due to changes in accounting policies (9)	-	(61,607,045)	-	-	-	(61,607,045)	(2,215,787)	(63,822,832)	(3,792,625)	(67,615,457)
Initial balance restated	562,693,346	(11,024,218)	(3,931,432)	(10,430,064)	(39,509,753)	(64,895,467)	963,562,474	1,461,360,353	143,539,500	1,604,899,853
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends (2)	-	-	-	-	-	-	(31,038,241)	(31,038,241)	-	(31,038,241)
Interim dividends according to policy (3)	-	-	-	-	-	-	(27,537,863)	(27,537,863)	-	(27,537,863)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(13,499,960)	(13,499,960)
Total comprehensive income (loss) (5)	-	(46,505,693)	256,410	(1,149,573)	(28)	(47,398,884)	117,152,207	69,753,323	15,837,002	85,590,325
Other increases (decreases) for other changes (6)	-	-	-	-	(608,626)	(608,626)	-	(608,626)	(1,064,067)	(1,672,693)
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	603	603	-	603	(511,653)	(511,050)
Increase (decrease) for other contribitions from owners (8)	-	-	-	-	-	-	-	-	230,135	230,135
Total changes in equity	-	(46,505,693)	256,410	(1,149,573)	(608,051)	(48,006,907)	58,576,100	10,569,193	991,457	11,560,650
AS OF DECEMBER 31, 2025 (Audited)	562,693,346	(57,529,911)	(3,675,022)	(11,579,637)	(40,117,804)	(112,902,374)	1,022,138,574	1,471,929,546	144,530,957	1,616,460,503
Balanced as of January 1, 2026	562,693,346	(57,529,911)	(3,675,022)	(11,579,637)	(40,117,804)	(112,902,374)	1,022,138,574	1,471,929,546	144,530,957	1,616,460,503
Changes
Interim dividends according to policy (3)	-	-	-	-	-	-	(16,571,749)	(16,571,749)	-	(16,571,749)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(8,938,954)	(8,938,954)
Total comprehensive income (loss) (5)	-	84,690,778	(5,915,932)	(683,113)	40	78,091,773	33,143,498	111,235,271	11,036,404	122,271,675
Increase (decrease) through changes in ownership interests in subsidiaries (7)	-	-	-	-	(140,525,965)	(140,525,965)	-	(140,525,965)	(24,327,586)	(164,853,551)
Increase (decrease) for other contribitions from owners (8)	-	-	-	-	-	-	-	-	3,310,421	3,310,421
Total changes in equity	-	84,690,778	(5,915,932)	(683,113)	(140,525,925)	(62,434,192)	16,571,749	(45,862,443)	(18,919,715)	(64,782,158)
AS OF JUNE 30, 2026 (Unaudited)	562,693,346	27,160,867	(9,590,954)	(12,262,750)	(180,643,729)	(175,336,566)	1,038,710,323	1,426,067,103	125,611,242	1,551,678,345

(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of net income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to Interim dividends that were paid on November 21, 2025, as agreed at the Ordinary Board of Directors' Meeting.
(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the net income (Note 28 - Common Shareholders’ Equity) and the interim dividends paid as of December 31.
(4)	Mainly related to dividends of Non-controlling interest.
(5)	See Note 28 - Common Shareholders’ Equity.
(6)	See Note 1 - General Information, letter C), numbers (4) and (8).
(7)	See Note 1 - General information, letter C), numbers (4) and (8) for 2025 and number (3) and (11) for 2026.
(8)	See Note 1 - General information, letter C), number (2) para 2025 and numbers (2) and (10) for 2026.
(9)	See Note 2 - Summary of material accounting policies, number (2.4) Foreign currency and adjustment units.

The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

F-7

Compañía Cervecerías Unidas S.A. and subsidiaries Interim Consolidated Statements of Cash Flows (Figures expressed in thousands of Chilean pesos)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(Unaudited)

INTERIM CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the six-months periods ended as of June 30,
		2026	2025
		ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		1,983,374,254	2,003,696,331
Collections from royalties, fees, commissions and others income from ordinary activities		295,354	216,358
Others proceeds from operating activities		14,339,567	25,947,497
Classes of cash payments from operating activities:
Payments of operating activities		(1,304,226,274)	(1,375,151,184)
Payments relating royaties, fees and commissions		(15,123,189)	(20,031,749)
Payments of salaries		(225,000,339)	(223,558,430)
Others payments for operating activities		(231,030,024)	(251,630,805)
Cash flow from operations		222,629,349	159,488,018
Dividends received		896,255	901,694
Interest paid		(34,811,143)	(29,763,076)
Interest received		9,873,832	17,488,686
Income tax paid		(28,986,024)	(43,819,802)
Other cash movements	32	(4,602,370)	(6,126,515)
Net cash inflows from operating activities		164,999,899	98,169,005

Cash flows from investing activities
Cash flows used to purchase non-controlling interests	8	(167,818,672)	-
Repayment of loan by related entities		41,064	934,687
Others payments to acquire interests in joint ventures	8	(9,778,054)	-
Proceeds from sales of property, plan and equipment		547,491	2,814,686
Purchase of property, plant and equipment		(74,869,478)	(61,343,122)
Purchases of intangibles assets		(6,961,260)	(7,885,974)
Other cash movements	8	217,985	-
Net cash (outflow) from investing activities		(258,620,924)	(65,479,723)

Cash flows from financing activities
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	8	(440,074)	-
Proceeds from short-term loans and bonds		45,473,241	84,160,613
Total proceeds from loans and bonds		45,473,241	84,160,613
Loan from related entities		-	463,677
Loan and bonds payments		(81,251,229)	(223,217,310)
Proceeds from issuing shares		3,310,421	230,135
Payments of lease liabilities		(7,757,820)	(6,137,290)
Dividends paid		(41,259,967)	(48,172,529)
Other cash movements		4,456,290	3,637,150
Net cash (outflow) from financing activities		(77,469,138)	(189,035,554)

Net (decrease) increase in cash and cash equivalents		(171,090,163)	(156,346,272)
Effects of exchange rate changes on cash and cash equivalents		(1,111,604)	(39,516,311)
Increase (decrease) in cash and cash equivalents		(172,201,767)	(195,862,583)

Cash and cash equivalents at beginning of the year		519,175,929	707,122,815
Cash and cash equivalents at end of the period	8	346,974,162	511,260,232

The accompanying notes 1 to 36 are an integral part of these Interim Consolidated Financial Statements.

F-8

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 1    General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each AgDS, effective as of December 20, 2012.

Compañía Cervecerías Unidas S.A. is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewer, the second largest brewer in Argentina, the second largest producer of soft drinks in Chile, the second largest producer of wines in Chile, the largest producer of bottled water, nectars, sports drinks and iced tea in Chile and one of the largest producers of pisco in Chile. It also participates in the Home and Office Delivery ("HOD") business, a home delivery business of purified water in bottles through the use of dispensers; in the rum industry, other liquors, recently in ciders in Chile. It participates in the cider, liquor and wine industry in Argentina. It also participates in the mineral water, soft drinks, water, nectars and beer distribution industry in Argentina, Uruguay, Paraguay, Colombia and Bolivia.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile SpA., a company controlled by Heineken International B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of June 30, 2026, the Company had a total 9,180 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	9	14
Managers and Deputy Managers	94	545
Others workers	343	8,621
Total	446	9,180

The Interim Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

In the accompanying Statement of Financial Position, assets and liabilities that are classified as current, are those with maturities equal to or less than twelve months, and those classified as non-current, are those with maturities greater than twelve months. In turn, in the Consolidated Statement of Income, expenses are classified by function, and the nature of depreciation and personnel expenses is identified in footnotes. The Consolidated Statement of Cash Flows is presented using the direct method.

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with balances as of December 31, 2025 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of June 30, 2025.

These Interim Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

F-9

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The Company’s functional currency and presentation currency is the Chilean peso. Certain subsidiaries have a functional currency other than Chilean pesos. Certain subsidiaries in Chile use the US Dollar as their functional currency. Subsidiaries in the United States, Argentina, Uruguay, Paraguay, Bolivia, United Kingdom and China use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní, Bolivian, Sterling Pound and Yuan, respectively as their functional currency.

The functional currency of joint venture in Colombia and of associates in Argentine and Perú, is the Colombian peso, Argentine peso and the Peruvian Sol, respectively. However for consolidated purposes, they presents its consolidated financial statements in Chilean pesos.

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the closing date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. (See Note 2 - Summary of material accounting policies, (2.4)).

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU Chile Ltda. which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol and Coors brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Guayacán, D´olbek, Mahina and Volcanes del Sur) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, H2OH!, Gatorlit, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink, Rockstar and Perrier water, and in the ready to drink categorie its the exclusive distributor in Chile of Nescafé and Starbucks. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco, ice, and cocktails categories, through its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”), CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Mistral Ice, Iceberg, Tres Erres Ice, Sierra Morena Ice, Kantal RTD, Campanario Sour, Ruta Cocktail, Sabor Andino Sour and Horcón Quemado Sour, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg, Barsol and Puklaro brands and is the exclusive distributor in Chile of Pernod Ricard brands in the traditional channel and exclusive distributor in Chile of Fratelli Branca brands for all channels. Finally, in the sidra category, CPCh distributes the brand Sidra 1888. On January 2023, CPCh materialized the acquisition of D&D SpA., adding La Pizka to its portfolio of brands.

On August 8th 2019, CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

F-10

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Warsteiner, Grolsch and Blue Moon. CCU also imports Kunstmann brand, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888”. Also participates in the fortified wine business, which are market under El Abuelo brand, in addition to importing pisco from Chile. Its wine portfolio include the sale and distribution of the Eugenio Bustos and La Celia brands and since June 2019 has incorporated to its wine portfolio Colón and Graffina brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)).

With the acquisition of the shareholdings in Aguas de Origen S.A. and Aguas Danone de Argentina S.A., during 2022, CCU entered the spring water, mineral water and saborized water business, participating with the brands Villavicencio, Villa del Sur, Levité, Ser and Brío. In 2025 added to its portfolio on the isotonic category the brand Full Sport.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced across the eight wineries that are part of the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized; the Donnaluna brand in the category of cockail wine, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Colón Selecto.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the Full Sport brands. Addicionally it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Miller, Amstel, and Blue Moon. In the wines and sidra category, it participates with the brands Misiones de Rengo, Eugenio Bustos and La Celia brand, Sidra Real and 1888, all of them imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the Full Sport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, Blue Moon, Schin and Kunstmann brands. In the wine category, it distributes the La Celia brand and in the category of piscos, distributes the Mistral brand. Since October 2024, as a result of the partnership agreement with the Vierci Group, CCU has a license to market and distribute Pepsico beverages and snacks under the Pepsi, Mirinda, 7Up, Split, Gatorade, Aquafina, Rockstar, Paso de los Toros, Quaker, Lays, Cheetos, Doritos, Tostitos and Fandango brands, in addition to the distribution of Red Bull.

In Bolivia, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (“BBO”). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real and De la Sierra. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, Cordillera, Uyuni, Amstel and Schneider brands. Aditionally, BBO markets the imported beer Heineken brands.

In Colombia, CCU participates in the beer business through its joint venture Central Cervecera de Colombia S.A.S. ("CCC"). CCC holds exclusive licensing agreements for the import, distribution and production of Heineken beer in Colombia since December 2014. In December 2015, the assets of the craft beer company "Artesanos de Cerverza" was acquired with its brand "Tres Cordilleras". From April 2016, the Tecate and Sol brands were incorporated, with a licensing agreement to brew and/or market these brands. In November 2019, the Miller Lite brand was incorporated. In February 2019, the local brand Andina was launched. Since 2019, local production of the Tecate brand and the launch of Natu Malta (non-alcoholic malt-based product) began. In October 2021, the local production of the Sol brand started. In July 2024, “Andina Refajo” (a ready to drink mix of beer and soft drink) was launched sided by the soft drink “Colombiana” (owned by Postobón). In June 2025, launched the locally produced brand “Central”.

F-11

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date (*)
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Regal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Monkey 47, Mumm, Olmeca, Orloff, Passport, Pernod, Perrier-Jouёt, Ramazzotti, Ricard, Royale Salute, Sandeman, Scapa, Something Special, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Amstel in Argentina (2)	Annual renewal for periods of 10 years
Amstel in Bolivia (2)	Annual renewal for periods of 10 years
Amstel in Uruguay (15)	In process
Amstel in Paraguay (1)	September 2027
Austral in Chile (4)	July 2028
Avena Quaker Extra Fino, Avena Tradicional Fortificada Ca-Fe-Zn, Barra Display Chispa Chocolate, Barra Display Frutilla, Barra Display Vainilla Toffe, Barra Display Vainilla Toffe, Cheetos, Doritos Queso, Fandangos Presunto, Fandangos Queijo, Honey Graham, Honey Nut, Lays Clásicas, Harina de Avena Integral Py, Lays stax SCO, Lays stax Original, Tostitos, Stax Sal, Lay´s Ketchup, Stax Sco Casa, Lays Stax Cheddar, Lays Queso y Pimienta, Lays Ceb Car Lto, Cheetos Pali, Avena Quaker Fr, Granola Quaker Miel y Pasas, Granola Quaker Miel y Almendras, Avena Multisemilla II, Avena Multisemillas IV, Quaker Avena Instant, Avena Multisemillas I, Barra Display Manzana, Tostitos, Doritos DInamita FH and Lays TA FH in Paraguay (9)	October 2034
Blue Moon in Argentina (17)	December 2028
Blue Moon in Paraguay	April 2028
Coors in Chile (5)	December 2030
Crush y Canada Dry (Ginger Ale, Agua Tónica y Limón Soda) in Chile (6)	December 2028
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso y Carpano Bianco in Chile	December 2029
Frugo in Chile	Indefinitely
Gatorade and Gatorlit in Chile (7)	December 2043
Gatorade in Paraguay (19)	March 2033
Grolsch in Argentina	April 2028
Heineken in Bolivia (8)	December 2029
Heineken in Chile (2)	Annual renewal for periods of 10 years
Heineken in Argentina (2)	Annual renewal for periods of 10 years
Heineken in Colombia (10)	February 2028
Heineken in Paraguay (1)	April 2029
Heineken in Uruguay (2)	Annual renewal for periods of 10 years
Miller in Argentina (21)	December 2026
Miller Lite and Miller Genuine Draft in Colombia (12)	December 2026
Miller in Uruguay (6)	July 2031
Nescafé and Starbucks (coffee drinks with milk and milk drinks with coffee) in Chile (8)	August 2035
Nestlé Pura Vida in Chile (6)	December 2027
Paulaner in Paraguay (14)	December 2026
Patagonia in Chile	Indefinitely
Pepsi, Seven Up, Mirinda y H2OH! in Chile	December 2043
Pepsi, Pepsi Light, Pepsi Max, Pepsi Blue, Pepsi Black, 7up, 7up Free, Mirinda (Guaraná), Mirinda Free (Guaraná), Paso de los Toros, Paso de los Toros Free, Be Light and Aquafina in Paraguay (19)	March 2033
Polar Imperial in Chile	Indefinitely
Red Bull in Chile	Indefinitely
Red Bull in Paraguay	Indefinitely
Rockstar in Chile (16)	December 2043
Rockstar in Paraguay (19)	March 2033
Schin in Paraguay (15)	In process
Split in Paraguay (15)	In process
Sol in Argentina (2)	Annual renewal for periods of 10 years
Sol in Chile (2)	Annual renewal for periods of 10 years
Sol in Colombia (3)	February 2028
Sol in Paraguay (1)	December 2028

(*) The expiration date is considered to be the last month of the contract term, whether it is the original term or the current renewal.

F-12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Main brands under license (continuation)
Licenses	Validity Date (*)
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	February 2028
Warsteiner in Argentina (13)	December 2035
Watt´s in Uruguay (20)	June 2115
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's (juices) in rigid packaging, except carton in Chile (18)	December 2028
Watt's in Paraguay (11)	June 2031

(*) The expiration date is considered to be the last month of the contract term, whether it is the original term or the current renewal.

(1)	Automatically renewable for successive periods of 3 years, unless notice of non-renewal is given.
(2)	License for 10 years, automatically renewable under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	After the initial expiration date, the license is automatically renewed each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given. The contract will remain in effect as long as Heineken's license agreement for Colombia remains in effect.
(4)	Renewable for periods of 2 years, subject to compliance with the conditions set forth in the contract. In accordance with the foregoing, the Austral license for Chile was renewed in July 2026 for a period of 2 years, subject to compliance with the conditions set forth in the contract.
(5)	After the initial expiration date (December 31, 2025), the license is renewed for a period of 5 years, subject to compliance with the conditions set forth in the contract. Upon expiration of said renewal, the contract will be automatically renewed under identical conditions (Rolling Contract), each year for a period of 5 years, unless notice of non-renewal is given.
(6)	Renewable for periods of 5 years, subject to compliance with the conditions set forth in the contract. Pursuant to the foregoing, the Miller license for Uruguay was renewed in July 2026 for a period of 5 years, subject to compliance with the conditions set forth in the contract.
(7)	Renewed for a period equal to the term of the Bebidas CCU-PepsiCo SpA Shareholders' Agreement. On February 18, 2026, Gatorlit brand was added to the license.
(8)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal is given.
(9)	In force until October 13, 2034. However, in 2028, the licensor may terminate the contract in the event of non-compliance with certain conditions set forth therein.
(10)	After the initial expiration date (March 1, 2028), the license is automatically renewed each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(11)	The sublicense is automatically renewed for 2 successive periods of 5 years each, subject to the terms and conditions set forth in the International Sublicense Agreement dated December 28, 2018, between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(12)	Renewable for a period of 5 years, subject to compliance with the conditions set forth in the contract.
(13)	Prior to the expiration of the term, the parties shall negotiate its renewal for another 5 years.
(14)	License has been renewed until December 31, 2026, on which date it shall automatically terminate, unless otherwise agreed in writing by the parties.
(15)	Distribution has begun, contract currently being negotiated.
(16)	As long as Bebidas CCU PepsiCo SpA Shareholder’s Agreement remains in force.
(17)	Renewable for two additional periods of 5 years each, subject to compliance with the conditions set forth in the contract.
(18)	Automatically renewable for successive periods of 5 years each, unless notice of non-renewal is given.
(19)	After the initial expiration, the contract shall be renewed for a period of 4 years, unless notice of non-renewal is given.
(20)	After the initial term, the contract shall be automatically renewed for successive periods of 99 years.
(21)	After the initial expiration date (December 31, 2026), the license is renewed each year for periods of 10 years (Rolling Contract), subject to compliance with the conditions set forth in the contract.

F-13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of June 30, 2026			As of December 31, 2025
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A. (11)	76,007,212-5	Chile	Chilean Pesos	49.9000	50.1000	100.0000	50.0917
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Inversiones Invex CCU Dos Ltda. (7)	76,126,311-0	Chile	US Dollar	99.8900	0.1100	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	99.9617	0.0383	100.0000	100.0000
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9835	99.9835	99.9835
Inversiones Invex CCU Ltda. (6)	76,572,360-4	Chile	US Dollar	71.6364	28.3573	99.9937	99.9937
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A.	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9534	99.9776	99.9776
Cerveza Guayacán SpA. (**) (4)	76,643,998-5	Chile	Chilean Pesos	-	40.0006	40.0006	40.0006
Cerveza Dolbek SpA. (8)	76,648,057-8	Chile	Chilean Pesos	-	35.0013	35.0013	35.0013
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
D&D SpA. (**)	76,920,876-3	Chile	Chilean Pesos	-	40.8106	40.8106	40.8106
La Barra S.A. (5)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	-	74.9503	74.9503	74.9503
CirCCUlar SpA.	77,847,898-3	Chile	Chilean Pesos	-	99.9773	99.9773	99.9773
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1087	99.9991	99.9991
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9773	-	99.9773	99.9773
Viña San Pedro Tarapacá S.A. (*)	91,041,000-8	Chile	Chilean Pesos	-	85.1506	85.1506	85.1506
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	99.9916	99.9916	50.5520
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	85.1506	85.1506	85.1506
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.8064	0.1936	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1835	99.9835	99.9835
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Aguas de Origen S.A. (10)	0-E	Argentina	Argentine Pesos	-	50.0974	50.0974	50.0974
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9949	99.9949	99.9949
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	-	99.9960	99.9960	99.9960
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	85.1506	85.1506	85.1506
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9984	74.9984	74.9984
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	-	85.1506	85.1506	85.1506
AV S.A.	0-E	Paraguay	Paraguayan Guaranies	-	51.0166	51.0166	51.0166
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	-	51.0032	51.0032	57.2157
Centro de Servicios Regional CCU S.A. (9)	0-E	Paraguay	Paraguayan Guaranies	-	100.0000	100.0000	-
Distribuidora del Paraguay S.A.	0-E	Paraguay	Paraguayan Guaranies	-	51.0024	51.0024	51.0024
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	-	51.0032	51.0032	57.1536
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	-	85.1506	85.1506	85.1506
VSPT US LLC	0-E	United States	US Dollar	-	85.1506	85.1506	85.1506
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of June 30, 2026	As of December 31, 2025
				%	%
Aguas CCU-Nestlé Chile S.A. (11)	76,007,212-5	Chile	Chilean Pesos	100.0000	50.0917
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Dos Ltda. (7)	76,126,311-0	Chile	US Dollar	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9835	99.9835
Inversiones Invex CCU Ltda. (6)	76,572,360-4	Chile	US Dollar	99.9937	99.9937
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A.	76,593,550-4	Chile	Chilean Pesos	99.9776	99.9776
Cerveza Guayacán SpA. (**) (4)	76,643,998-5	Chile	Chilean Pesos	40.0006	40.0006
Cerveza Dolbek SpA. (8)	76,648,057-8	Chile	Chilean Pesos	35.0013	35.0013
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
D&D SpA. (**)	76,920,876-3	Chile	Chilean Pesos	40.8106	40.8106
La Barra S.A. (5)	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	74.9503	74.9503
CirCCUlar SpA.	77,847,898-3	Chile	Chilean Pesos	99.9773	99.9773
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	99.9991	99.9991
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9773	99.9773
Viña San Pedro Tarapacá S.A. (*)	91,041,000-8	Chile	Chilean Pesos	85.1506	85.1506
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	99.9916	50.5520
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	85.1506	85.1506
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9835	99.9835
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Aguas de Origen S.A. (10)	0-E	Argentina	Argentine Pesos	50.0974	50.0974
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	99.9949	99.9949
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	99.9960	99.9960
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	85.1506	85.1506
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9984	74.9984
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	85.1506	85.1506
AV S.A.	0-E	Paraguay	Paraguayan Guaranies	51.0166	51.0166
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	51.0032	57.2157
Centro de Servicios Regional CCU S.A. (9)	0-E	Paraguay	Paraguayan Guaranies	100.0000	-
Distribuidora del Paraguay S.A.	0-E	Paraguay	Paraguayan Guaranies	51.0024	51.0024
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	51.0032	57.1536
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	85.1506	85.1506
VSPT US LLC	0-E	United States	US Dollar	85.1506	85.1506
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The main movements in the ownership of the subsidiaries included in these Interim consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

On December 12, 2025, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of USD 11,000,000 (equivalent to ThCh$ 10,085,900), in which the Company reached a 99.9614% interest and CCU Inversiones S.A. reached a 0.0386% interest. The latter did not generate effects at the CCU S.A. consolidated level.

On May 6, 2026, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of USD 3,000,000 (equivalent to ThCh$ 2,716,080), in wich the Company reached a 99.9617% interest and CCU Inversiones S.A. reached a 0.0383% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(2) Bebidas Bolivianas BBO S.A.

On March 13, 2025 the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for USD 255,029 (equivalent to ThCh$ 237,758). Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

On March 24, 2026 the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for USD 1,530,000 (equivalent to ThCh$ 1,400,180). Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

(3) Bebidas del Paraguay S.A.

Since October 14, 2024, Compañía Cervecerías Unidas S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., entered into binding and definitive association agreements with Vierci Group, who used to hold the license for PepsiCo's beverages and snacks distribution in Paraguay. According to these agreements contained in the masters contract, and once met all the conditions set in the mentioned contract, CCU became the owner of 51% of the shares of Bebidas del Paraguay S.A. and the remaining 49% of the shares of these companies will remain in the hands of the Vierci Group.

The terms previously mentioned, were formalized on February 6, 2026, through the agreement scission act of assets that were not part of the agreement. The effects for this scission dated on February 25, 2026, which correspond to the date of submission of this file to the Registro Unificado Nacional of the Paraguayan Republic. This generated a negative effect on equity of ThCh$ 1,463,139.

(4) Cervecera Guayacán SpA. and Cerveza Guayacán SpA.

On October 23, 2025, was approved the split of subsidiary Cervecera Guayacán SpA. in two companies, remaining Cervecera Guayacán SpA. as the legal successor, which will retain its corporate name and legal personality, giving rise to Cerveza Guayacán SpA., which was constituted with equity of ThCh$ 54,166 and paid-in capital of ThCh$ 203,005.

On December 5, 2025, Cervecería Kunstmann S.A. made a capital contribution of ThCh$ 54,500, which was materialized by capitalizing part of the accounts receivable for Cerveza Guayacán SpA. reaching an 80% interest. This generated a negative effect on equity of ThCh$ 118.

On December 9, 2025, Cervecera Guayacán SpA. buys to Cervecería Kunstmann S.A. 196,154 shares of its own emission equivalent to UF 17,516.28 (ThCh$ 695,548) of which, UF 5,849.62 equivalent to ThCh$ 217,985 that will be paid in cash within 90 days from the date of contract and the remaining UF 12,026.66, equivalent to ThCh$ 477,563 will be paid in 10 annual installments from the date of the contract. This generated a negative effect on equity of ThCh$ 88,743 due to the exit of this company from the group. If, upon expiration of the stipulated term, the buyer has not paid the agreed amount, a penalty interest rate of 3.97% per annum will be applied.

On June 18, 2024, Cervecera Guayacán SpA. paid Cervecería Kunstmann S.A. the amount of UF 5,849.62, equivalent to ThCh$ 217,985 as payment for the pucharse if its own shares.

On December 9, 2025, Cerveza Guayacán SpA. acquire the brands “Guayacán” and “Guayacán la Cerveza del Valle del Elqui” amounting ThCh$ 1,303,000 which is going to be paid within 90 days from the date of contract amounting ThCh$ 670,985 and through the compensation of the account given against Cervecera Guayacán SpA. amounting ThCh$ 632,015. If, upon expiration of the stipulated term, the buyer has not paid the agreed amount, a penalty interest rate of 3.97% per annum will be applied. To date, the capital was paid in full through two installments (ThCh$ 100,000 paid on April 29, 2026, and ThCh$ 570,985 paid on June 10, 2026), with only the accrued interest remaining to be paid.

F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

(5) La Barra S.A.

On June, 2025, the Company and its subsidiary Cervecera CCU Chile Ltda. made a capital contribution of ThCh$ 3,762,000 reaching a direct participation of 99.0000% and ThCh$ 38,000, reaching a direct participation of 1.0000% to the subsidiary La Barra S.A., respectively. This did not have a significant impact on the consolidated financial statements of CCU.

(6) Inversiones Invex CCU Ltda.

On October 8, 2025, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. in the amount of USD 34,000,000 (equivalent to ThCh$ 32,694,740), in which the Company reached a 71.6364% interest and CCU Inversiones S.A. reached a 28.3636% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(7) Inversiones Invex CCU Dos Ltda.

On January 12, 2026, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Dos Ltda. in the amount of USD 13,200,000 (equivalent to ThCh$ 11,946,000), in which the Company reached a 99.8900% interest and CCU Inversiones S.A. reached a 0.1100% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(8) Cervecería Belga de la Patagonia SpA. and Cerveza Dolbek SpA.

On December 11, 2025, an agreement of change the legal nature of the subsidiary, changing it to a join-stock company under the name of Cervecería Belga de la Patagonia SpA.

On the same date, was approved the split of the subsidiary Cervecería Belga de la Patagonia SpA. in two companies, remaining this subsidiary as the legal successor, which will retain its corporate name and legal personality, giving rise to the subsidiary Cerveza Dolbek SpA., which was constituted with equity of ThCh$ 7,600 and paid-in capital of ThCh$ 1,583.

On December 26, 2025, Cervecería Kunstmann S.A. acquires 5,041 shares of Cerveza Dolbek SpA. equivalent to 19% of interest, for an amount of ThCh$ 1,010,294 of which UF 11,062.9 equivalent to ThCh$ 439,294 will be paid in cash within 90 days from the date of contract and the remaining amount of ThCh$ 571,000 equivalent to 14% of dividens paid annualy for a period of 10 years, beginning on 2026. This amount shall be adjusted in accordance with changes in the Unidad de Fomento between the date this agreement is signed and the date the respective dividend is actually paid. This generated an effect on equity of ThCh$ 721.

On February 27, 2026, Cervecería Kunstmann S.A. paid the amount of UF 11,062.9 equivalent to ThCh$ 440,074, which corresponds to the payment for the acquisition of shares of Cerveza Dolbek SpA. previously mentioned.

On December 30, 2025, a capital reduction was agreed of Cervecería Belga de la Patagonia SpA. whereby Cervecería Kunstmann S.A. withdrew from the company, generating an account receivable to Cervecería Belga de la Patagonia SpA. amounting ThCh$ 599,828, that will be paid in 10 years at an interest rate of 3.97%. This generated a negative effect on equity of ThCh$ 519,883.

(9) Centro de Servicios Regional CCU S.A.

On February 6, 2026, the constitution of the company Centro de Servicios Regional CCU S.A. was approved, through a capital contribution of Gs 28,080,000,000 equivalent to 2,808 shares, in which CCU Inversiones II SpA. reached a 99.9644% interest and CCU Inversiones S.A. reach a 0.0356% interest.

The effects for the constitution of this company dated on February 25, 2026, which correspond to the date of submission of this file to the Registro Unificado Nacional of the Paraguayan Republic.

(10) Aguas de Origen S.A.

On February 9, 2026, the subsidiary Compañía Cervecerías Unidas Argentina S.A. made a capital contribution to Aguas de Origen S.A. for an amount of ARS$ 3,212,973,471.37 (equivalent to ThCh$ 2,214,124). Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

F-17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

(11) Aguas CCU-Nestlé Chile S.A.

On June 5, 2026, CCU entered into a Share Purchase Agreement with Nestlé Chile S.A. Under this agreement, CCU acquired 49,900 common shares, representing a 49.9% equity interest in Aguas CCU-Nestlé Chile S.A. Prior to this transaction, CCU already held indirect control of that company through its subsidiary Embotelladoras Chilenas Unidas S.A. With the execution of this agreement, CCU became the direct and indirect owner of 100% of the Company’s issued shares of the company.

On the aforementioned date, the payment of the determined purchase price was made, amounting to USD 182,465,298 (equivalent to ThCh$ 167,209,374). Subsequently, on June 19, 2026, the parties mutually concluded the post-closing adjustment (True-up) process by signing a Full and Final Release Agreement. In that instrument, it was determined that the final definitive price of the transaction amounted to USD 183,144,416, proceeding to the payment of the resulting difference as an adjustment in favor of the seller for an amount of USD 679,118 (equivalent to ThCh$ 609,298). This generated a negative effect on equity of ThCh$ 139,062,826.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On June 30, 2026, Promarca S.A. recorded a net income of ThCh$ 3,932,598 (ThCh$ 3,728,283 as of June 30, 2025) which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On June 30, 2026, BCP recorded a net income of ThCh$ 2,940,982 (ThCh$ 2,804,507 as of June 30, 2025) which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

As of June 30, 2026, BCCCU recorded a net loss of ThCh$ 48,703 (net income of ThCh$ 476,205 as of June 30, 2025) which in accordance with the Company’s policies is 100% distributable.

The companies mentioned above, meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

F-18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 2    Summary of material accounting policies

Significant accounting policies adopted for the preparation of these Interim Consolidated Financial Statements are described below:

2.1	Basis of preparation

The accompanying Interim consolidated financial statements as of June 30, 2026 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Interim Consolidated Financial Statements have been prepared on a historical cost basis, modified by the revaluation of certain financial assets and liabilities (including derivative instruments) - measured at fair value.

The preparation of the Interim Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

As of January 1, 2026, the following Amendments have come into effect; however, they did not have impact on these Interim Consolidated Financial Statements:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 7	Cash Flow Statements - Cost method.	January 1, 2026
Amendments to IFRS 1	First-time adoption of International Financial Reporting Standards - Changes in references to hedge accounting.	January 1, 2026
Amendments to IFRS 7 and IFRS 9	Classification and Measurement of Financial Instruments.	January 1, 2026
Amendments to IFRS 10	Consolidated Financial Statements.	January 1, 2026

Standards, Improvements, Amendments and Interpretations to existing standards, which have not become effective or have not been adopted by the Company in advance, are presented below and are mandatory from the dates indicated:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
IFRS 18	Presentation and disclosures in the Financial Statements.	January 1, 2027
IFRS 19	Subsiduaries without Public Accountability: Disclousures.	January 1, 2027
Amendments to IAS 21	Effect of changes in foreign currency exchange rates - Translation to a hyperinflationary presentation currency.	January 1, 2027
Amendments to IFRS 7 - IFRS18 - IAS 1 - IAS 8 - IAS 36 - IAS 37	Changes to illustrative examples and disclosures about uncertainties in the Financial Statements.	January 1, 2027
IFRS 20	Regulatory assets and liabilities.	January 1, 2029

In April, 2024, IASB issued IFRS18, which will replace IAS 1. This standard is mandatory for annual periods beginning on January 1, 2027. The Company is assessing the efects for this amendment on the presentation of its Consolidated Financial Statements and notes.

The Company estimates that the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

2.2            Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Company has power to direct their financial and operating policies, which generally is the result of ownership of more than half of the voting rights. When assessing whether the Company controls another entity, the existence and effect of potential voting rights that are currently liable to be exercised at the date of the Interim Consolidated Financial Statements is considered. Subsidiaries are consolidated from the date on which control was obtained by the Company, and are excluded from consolidation as of the date the Company loses such control.

F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations

As explained in Note 1 - General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

Intercompany transaction

Intercompany transactions, balances and unrealized gains from transactions between the Company’s entities are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of the asset transferred. Whenever necessary, the accounting policies of subsidiaries are amended to ensure uniformity with the policies adopted by the Company.

Non-controlling Interest

Non-controlling interest is presented in the Equity section of the Consolidated Statement of Financial Position. The net income attributable to equity holder of the parent and non-controlling interest are each disclosed separately in the Interim Consolidated Statement of Income after net income.

Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions (ie transactions with owners in their capacity as owners).

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor exercises significant influence but has no control over financial or operating policies and are not a subsidiary or a joint venture.

The Company accounts for its participation in joint arrangements that qualify as joint ventures and in associates using the equity method. The financial statements of the joint venture are prepared for the same year, under accounting policies consistent with those of the Company. Adjustments are made to agree any difference in accounting policies that may exist with the Company’s accounting policies.

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction until the asset is sold or realized.

2.3	Financial information as per operating segments

The Company has defined three operating segments which are essentially defined with respect to its revenues in the geographic areas of commercial activity: 1.- Chile, 2.- International business and 3.- Wine.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by CCU. These segments reflect separate operating results which are regularly reviewed by chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 6 - Financial information as per operating segment).

F-20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the Other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company use the chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of certain subsidiaries in Chile is the US Dollar, and for the subsidiaries in the U.S., Argentina, Uruguay, Paraguay, Bolivia, United Kingdom and China subsidiaries is the US Dollar, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian, Sterling Pound and Yuan, respectively. The functional currency of the joint venture in Colombia and associate in Argentina and Perú is the Chilean Peso, Colombian Peso and Argentine Peso and the Sol, respectively.

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Interim Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the closing date of the Interim Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from July 1, 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

Financial information in hyperinflationary economies

Inflation in Argentina showed significant increases since the beginning of 2018, where the cumulative inflation rate of three years, calculated using different combinations of consumer price indices, exceeded 100% for several months. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

In accordance with the foregoing, IAS 29 must be applied by all those entities whose functional currency is the Argentine peso for the accounting periods ended after July 1, 2018, as if the economy had always been hyperinflationary. In this regard, IAS 29 requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary country be restated in terms of the purchasing power in force at the end of the reporting period. This implies that the restatement of non-monetary items must be made from their date of origin, last restatement, appraisal or other particular date in some very specific cases.

F-21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The adjustment factor used in each case is that obtained based on the combined index of the National Consumer Price Index (CPI), with the Wholesale Price Index (IPIM), published by the National Institute of Statistics and Census of the Argentinian Republic (INDEC), according to the series prepared and published by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE).

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the criteria of historical cost.

Hyperinflation re-expression will be recorded until the period in which the entity's economy ceases to be considered a hyperinflationary economy; at that time, adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

Initial adoption of Amendments to IAS 21 - Lack of exchangeability.

The effects of applying the amendment of IAS 21 for the subsidiaries described bellow, generated a negative equity impact of ThCh$ 61,607,045, resulting from the modification of the exchange rates used for the translation of the functional currency of Argentine peso and Bolivian to the presentation currency of CCU, generating a charge against the Reserve of exchange differences on translation. Additionally, a charge against the retained earnings was recorded as a result of the conversion of the affected monetary items in foreign currency as of January 1, 2025, using the reference exchange rates described above, for an amount of ThCh$ 2,215,787.

Subsidiaries in Argentina:

On April 14, 2025, within the framework of the economic plan, the Central Bank of the Republic of Argentina (BCRA) started a transition to exchange rate flexibility and the removal of exchange controls. For legal entities, access to the Free Foreign Exchange Market was authorized for dividend payments to non-resident shareholders corresponding to the profits obtained in the balance sheets whose fiscal years begin on or after January 1, 2025.

Therefore, it was determined for the subsidiaries in Argentina that there was an absence of currency convertibility for the balances in foreign currencies and for their respective translation to the presentation currency of these financial statements, as mentioned in the previous paragraph, only until April 14, 2025.

Therefore, in compliance with the Amendments to IAS 21 “Lack of exchageability” as of January 1, 2025 the figures in the Financial Statements of the subsidiaries in Argentina have been translated to the presentation currency, using the “CCL dollar” (“Dólar contado con liquidación”, in spanish) equivalent to 1,174.59 ARS/USD at that date, instead of the official exchange rate of the Republic of Argentina equivalent to 1,032.00 ARS/USD. In addition, and as stablished in the Amendment, the affected monetary items in foreign currency of the subsidiaries in Argentina have been converted to the “CCL dollar”, affecting the initial balance of retained earnings.

As for the exchange rate used as for June 30, 2026, both for accounting purposes in the Argentine subsidiaries and for translation into the functional currency of the parent company, described in the table of exchange rates provided in this section, which was obtained from the Banco de la Nación Argentina website and corresponds to the official exchange rate of the Argentine peso against the US dollar.

Subsidiary in Bolivia:

Given the inability to access US dollars at the official exchange rate, it was also determined that there is a lack of exchangeability for the subsidiary in Bolivia, whose functional currency is the Bolivian, therefore in compliance with the Amendent of IAS 21 “Lack of exchageability”, as of January 1, 2025, the figures of the financial statements have been translated into the presentation currency of CCU, using the US dollar exchange rate determined by private bank quotes, applying for this purpose an exchange rate equivalent to 11.0126 BOB/USD replacing Bolivia’s official dollar exchange rate equivalent to 6.9600 BOB/USD. As established in the Amendment, the affected monetary items in foreign currency of the Bolivian subsidiary have been converted at the quoted exchange rate, affecting the initial balance of retained earnings.

F-22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

On June 29, 2026, through Resolution No. 245 of the Ministry of Economy and Resolution No. 88 of the Central Bank of Bolivia, the fixed exchange rate of 6.9600 BOB/USD, in effect since 2011, was eliminated, entering to a flexible regime in which the Central Bank of Bolivia is responsible for calculating the official exchange rate daily based on the average of privates banks’ transactions, determining the cessation of the lack of exchangeability.

With regard to the exchange rate used, both for accounting purposes at the Bolivian subsidiary and for translation into the parent company’s functional currency, the exchange rates are described in the table of reported exchange rates in this same section, which were obtained from quotes provided by private banks for the periods of June and December 2025, and from the Central Bank of Bolivia for June 2026, which corresponds to the official exchange rate of the Bolivian against the US dollar.

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	(3,408,618)	(4,427,275)	(1,741,205)	(3,124,088)

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of June 30, 2026	As of December 31, 2025	As of June 30, 2025
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	922.21	907.13	933.42
Cumulative monthly average US Dollar	Average USD	892.46	951.25	955.16
Euro	EUR	1,053.47	1,066.58	1,099.05
Argentine Peso	ARS	0.62	0.62	0.77
Uruguayan Peso	UYU	22.99	23.24	23.60
Canadian Dollar	CAD	649.35	662.91	684.93
Sterling Pound	GBP	1,222.77	1,221.89	1,280.41
Paraguayan Guarani	PYG	0.15	0.14	0.12
Swiss Franc	CHF	1,141.49	1,146.81	1,176.63
Bolivian	BOB	94.49	95.49	58.45
Australian Dollar	AUD	638.21	607.87	613.85
Colombian Peso	COP	0.27	0.24	0.23
Yuan	CYN	135.81	129.76	130.40
Adjustment units
Unidad de fomento (*)	UF	40,820.31	39,727.96	39,267.07
Unidad indexada (**)	UI	151.60	147.99	149.89

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of June 30, 2026	As of December 31, 2025	As of June 30, 2025
Argentina Consumer Price Index	11,839.54	10,077.55	8,862.63
Index percentage variation of Argentina Consumer Price Index	17.50%	30.86%	15.08%

F-23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

2.5	Cash and cash equivalents

Cash and cash equivalents include available cash, bank balances, time deposits at financial institutions, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits with financial institutions with maturities of more than 90 days.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

Financial assets

The Company recognizes a financial asset in its Interim Consolidated Statement of Financial Position as follows:

As of the date of initial recognition, management classifies its financial assets: (i) at fair value through profit and loss (ii) Trade and other current receivables and (iii) hedging derivatives. The classification depends on the purpose for which the financial assets were acquired. For instruments not classified at fair value through Income, any cost attributable to the transaction is recognized as part of the asset’s value.

The fair value of instruments that are actively traded in formal markets is determined by the traded price on the Interim Financial Statement closing date. For investments without an active market, fair value is determined using valuation techniques including (i) the use of recent market transactions, (ii) references to the current market value of another financial instrument of similar characteristics, (iii) discounted cash flows and (iv) other valuation models.

After initial recognition, the Company values the financial assets as described below:

Trade and other current receivables

Trade receivable credits or accounts are recognized according to their invoice value.

The Company purchases credit insurance covering approximately 90% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable may be impaired are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

Estimated losses from bad debts is measured in an amount equal to the "expectations of credit losses", using the simplified approach established in IFRS 9 and in order to determine whether or not there is impairment from portfolio, a risk analysis is carried out according to the historical experience (three years) on the uncollectibility, also considering other factors of aging until reaching 100% of the balance in most of the debts older than 180 days, with the exception of those cases that in accordance with current policies, losses are estimated due to partial deterioration based on a case by case analysis.

The Company considers that these financial assets may be impaired when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

a)	Measurement of expected loss

The Expected Credit Loss corresponds to the probability of credit losses according to recent history considering the uncollectability of the last three mobile years. These historical indices are adjusted according to the monthly payment and amount of the different historical trade receivables. Additionally, the portfolio is analyzed according to its solvency probability for the future, its recent financial history and market conditions, to determine the category of the client, for the constitution of impairment in relation to its defined risk.

F-24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

b)	Credit impairment

On each issuing date of the Financial Statements, the Company evaluates if these financial assets measured at amortized cost have credit impairment. A financial asset has a "credit impairment" when one or more events occur that have a detrimental impact on the estimation of future cash flows. Additionally, the Company includes information on the effects of modifications to the contractual effective flows (repactations), which are minor and correspond to specific cases with strategic clients of the Company.

Additionally, the company maintains credit insurance for individually significant accounts receivable. Impairment losses are recorded in the Consolidated Statement of Income in the period incurred.

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

Financial liabilities

The Company recognizes a financial liability in its Interim Consolidated Statement of Financial Position as follows:

Interest-bearing loans and financial obligations

Interest-bearing loans and financial obligations are initially recognized at the fair value of the resources obtained, less incurred costs that are directly attributable to the transaction. After initial recognition, interest-bearing loans and obligations are measured at amortized cost. The difference between the net amount received and the value to be paid is recognized in the Interim Consolidated Statement of Income over the term of the loan, using the effective interest rate method.

Interest paid and accrued related to loans and obligations used to finance its operations are presented under Finance costs.

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Interim Consolidated Financial Statement.

Trade and other payables

Trade and other payables are initially recognized at nominal value because they do not differ significantly from their fair value. The Company has determined that no significant differences exist between the carrying value and amortized cost using the effective interest rate method.

Derivative Instruments

All derivative financial instruments are initially recognized at fair value as of the date of the derivative contract and subsequently re-measured at their fair value. Gains and losses resulting from fair value measurement are recorded in the Interim Consolidated Statement of Income as gains or losses due to fair value of financial instruments, unless the derivative instrument is designated as a hedging instrument.

Financial Instruments at fair value through profit and loss include financial assets classified as held for trading and financial assets which have been designated as such by the Company. Financial assets are classified as held for trading when acquired for the purpose of selling them in the short term.

Derivative instruments classified as hedges are accounted for as cash flows hedges.

In order to classify a derivative as a hedging instrument for accounting purposes, the Company documents (i) as of the transaction date or at designation time, the relationship or correlation between the hedging instrument and the hedged item, as well as the risk management purposes and strategies, (ii) the assessment, both at designation date as well as on a continuing basis, whether the derivative instrument used in the hedging is highly transaction effective to offset changes in inception cash flows of the hedged item. A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%.

F-25

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Interim Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flows hedges are initially recognized in Cash Flows Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Interim Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Interim Consolidated Statement of Income. When a cash flows hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Interim Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Interim Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Option Contracts

In relation to non-controlling entities, the policy adopted by the Company is based on the prevalence of IFRS 10 over IAS 32, and therefore the non-controlling interest is retained, as the risks and rewards of ownership have been retained by the non-controlling interest.

Finally, in relation to the financial liability associated with the Option Agreement and consistent with the accounting policy adopted in the previous paragraph, the Option Agreement is initially recognised as a financial liability against equity and is measured both initially and subsequently at the present value of the amount to be repaid, i.e. by discounting the option price at a rate that reflects the credit risk rating of the issuer of the liability (see Note 7 - Financial Instruments).

Deposits for returns of bottles and containers

Deposits for returns of bottles and containers corresponds to the liabilities registered by the guarantees of money received from customers for bottles and containers placed at their disposal and represents the value that will be returned to the customer when it returns the bottles to the Company in good condition along with the original invoice. This value is determined by the estimation of the bottles and containers in circulation that are expected to be returned to the Company in the course of time based on the historic experience, physical counts held by clients and independent studies over the quantities that are in the hands of end consumers, valued at the average weighted guarantees for each type of bottles and containers.

The Company does not intend to make significant repayment of these deposits within the next 12 months. Such amounts are classified within current liabilities, under the line Other financial liabilities, since the Company does not have the legal ability to defer this payment for a period exceeding 12 months. This liability is not discounted, since it is considered a payable on demand, with the original invoice and the return of the respective bottles and containers and it does not have adjustability or interest clauses of any kind in its origin.

2.8	Financial asset impairment

As of each Interim Consolidated Financial Statement date the Company assesses whether a financial asset or group of financial assets is impaired.

The Company assesses impairment of accounts receivable collectively by grouping the financial assets according to similar risk characteristics, which indicate the debtor’s capacity to comply with their obligations under the agreed upon conditions. When there is objective evidence that a loss due to impairment has been incurred in the accounts receivable, the loss amount is recognized in the Interim Consolidated Statement of Income, as Administrative expenses.

If the impairment loss amount decreases during subsequent period and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

F-26

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

2.9	Inventories

Inventories are stated at the lower of cost acquisition or production cost and net realizable value. The production cost of finished products and of products under processing includes raw material, direct labor, indirect manufacturing expenses based on a normal operational capacity and other costs incurred to place the products at the locations and in the conditions necessary for sale, net of discounts attributable to inventories.

The net realizable value is the estimated sale price in the normal course of business, less marketing and distribution expenses. When market conditions cause the production cost to be higher than its net realizable value, an allowance for assets deterioration is registered for the difference in value. This allowance for inventory deterioration also includes amounts related to obsolete items due to low turnover, technical obsolescence and products withdrawn from the market.

The inventories and cost of products sold, is determined using the Weighted Average Cost (WAC). The Company estimates that most of the inventories have a high turnover.

The materials and raw materials purchased from third parties are valued at their acquisition cost; once used, they are incorporated in finished products using the WAC methodology.

2.10	Current biological assets

Under current Biological assets, the Company includes the costs associated with agricultural activities (grapes), which are capitalized up to the harvesting date, when they become part of the inventory cost for subsequent processes. The Company considers that the costs associated with agricultural activities represent a reasonable approximation to their fair value.

2.11	Other non-financial assets

Other non-financial assets mainly include prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

2.12	Property, plant and equipment

Property, plant and equipment items are recorded at their historic cost, less accumulated depreciation and impairment losses. The cost includes both disbursements directly attributable to the asset acquisition or construction, as well as the financing interest directly related to certain qualified assets, which are capitalized during the construction or acquisition period, as long as these assets qualify for these purposes considering the period necessary to complete and prepare the assets to be operative. Disbursements after the purchase or acquisition are only capitalized when it is likely that the future economic benefits associated to the investment will flow to the Company, and costs may be reasonably measured. Subsequent disbursements related to repairs and maintenance are recorded as expenses when incurred.

Depreciation of property, plant and equipment is calculated on a straight-line basis based on the estimated useful lives of the assets, considering their estimated residual value. When an asset is comprised of significant components, which have different useful lives, each part is depreciated separately. The estimated useful lives and residual values of property, plant and equipment are reviewed and adjusted, if necessary, at each balance sheet date. The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furmiture and accesories	5 to 10
Others equipments (coolers)	5 to 8
Glass containers, plastics and containers	3 to 12
Vines in production	30

Gains and losses resulting from the sale of properties, plants and equipment are calculated comparing their book values against the related sales proceeds and are included in the Interim Consolidated Statement of Income.

F-27

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Biological assets held by Viña San Pedro Tarapacá S.A. (VSPT) and its subsidiaries consist of vines in formation and in production. Harvested grapes are used for subsequent wine production.

Vines under production are valued at the historic cost, less depreciation and any impairment loss.

Depreciation of vines in production is recorded using the straight-line method over the 30-year estimated average production life, which is periodically assessed. Vines in formation are not depreciated until they start producing.

Costs incurred in acquiring and planting new vines are capitalized.

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of material accounting policies 2.17).

2.13	Leases

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. Additionally, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than USD 5,000. The Company recognizes the lease payments associated with these transactions as a straight-line expense over the term of the lease.

Prior to the adoption of IFRS 16, the Company classified leases as finance leases when all the risks and rewards associated with the ownership of the assets were substantially transferred. All other leases were considered as operational. The assets acquired through financial leasing were recorded as non-current assets, initially being valued at the present value of future minimum payments or at their fair value if lower, reflecting in the liability the debt with the lessee. In this scenario the payments were accounted as the payments of the debt plus the corresponding financial cost, which is accounted as the financial cost of the period. In case of operating leases, the expense was accounted based on the duration of the lease agreement for the value of the accrued service.

2.14	Investment properties assets

Investment property consist of land and buildings held by the Company for the purpose of generating appreciation and not to be used in the normal course of business, and are recorded at historical cost less any impairment loss. Depreciation of investment property, excluding land, is calculated using the straight-line method over the estimated useful life of the asset, taking into account their estimated residual value.

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of material accounting policies 2.17).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

F-28

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of material accounting policies 2.17).

Distribution rights

Corresponds to rights acquired to distribute different products. These rights are amortized over their estimated useful lives.

Research and development

Research and development expenses are recognized in the period incurred.

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units (See Note 18 - Goodwill) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.

Goodwill generated on acquisitions of joint ventures is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired.

An impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount.

The recoverable amount of the CGU is the higher of value in use and the fair value less costs to sell.

An impairment loss is first allocated to goodwill to reduce its carrying amount, and then to other assets in the CGU. Once recognized, impairment losses are not subsequently reversed.

2.17	Impairment of non-financial assets other than goodwill

The Company annually assesses the existence of non-financial asset impairment indicators. When indicators exist, the Company estimates the recoverable amount of the impaired asset. If it cannot estimate the recoverable amount of the impaired asset at an individual level, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

For intangible assets with indefinite useful lives which are not amortized, the Company performs all required testing to ensure that the carrying amount does not exceed the recoverable value.

The recoverable value is defined as the fair value, less selling cost or value in use, whichever is higher. Value in use is determined by estimating future cash flows associated to the asset or to the cash generating unit, discounted from its current value by using interest rates before taxes, which reflect the time value of money and the specific risks of the asset. If the carrying amount of the asset exceeds its recoverable amount, the Company records an impairment loss in the Statement of Income.

For the rest of non-financial assets other than goodwill and intangibles with indefinite useful lives, the Company assesses the existence of impairment indicators when an event or change in business circumstances indicates that the carrying amount of the asset may not be recoverable and impairment is recognized when the carrying amount is higher than the recoverable value.

F-29

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Interim Consolidated Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

2.18	Non-current assets of disposal groups classified as held for sale

The Company register as non-current assets of disposal groups classified as held for sale as Property, plant and equipment expected to be sale, for which active sale negotiations have begun.

These assets are measured at the lower of their carrying amount and the estimated fair value, less selling costs. From the moment in which the assets are classified as non-current assets of disposal group classified held for sale they are no longer depreciated.

2.19	Income taxes

The income tax account is composed of current income tax associated to legal income tax obligations and deferred taxes recognized in accordance with IAS 12. Income tax is recognized in the Interim Consolidated Statement of Income by Function, except when it is related to items recorded directly in Equity, in which case the tax effect is also recognized in Equity.

Income Tax Obligation

Income tax obligations are recognized in the financial statements on the basis of the best estimates of taxable profits as of the financial statement closing date, and the income tax rate valid as of that date in the countries where the Company operates.

Deferred Tax

Deferred taxes are those the Company expects to pay or to recover in the future, due to temporary differences between the carrying amount of assets and liabilities (carrying amount for financial reporting purposes) and the corresponding tax basis of such assets and liabilities used to determine the profits subject to taxes. Deferred tax assets and liabilities are generally recognized for all temporary differences, and they are calculated at the rates that will be valid on the date the liabilities are paid or the assets realized.

Deferred tax is recognized on temporary differences arising from investments in subsidiaries and associates, except in cases where the Company is able to control the date on which temporary differences will be reversed, and it is likely that they will not be reverted in the foreseeable future. Deferred tax assets, including those arising from tax losses are recognized provided it is likely that in the future there will be taxable profits against which deductible temporary differences can be offset.

Deferred tax assets and liabilities are offset when there is a legal right to offset tax assets against tax liabilities, and the deferred tax is related to the same taxable entity and the same tax authority.

2.20	Employees benefits

Employees Vacation

The Company accrues the expense associated with staff vacation when the employee earns the benefit.

Employees Bonuses

The Company recognizes a liability and an expense for bonuses when it’s contractually obligated, it is estimated that, depending on the income requirement at a given date, bonuses will be paid out at the end of the year.

F-30

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Interim Consolidated Statement of Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Interim Consolidated Statements of Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Interim Consolidated Statement of Income.

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the Interim Consolidated Financial Statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 24 - Other provisions).

2.22	Revenue recognition

Revenue is recognized when it is likely that economic benefits will flow to the Company and these can be reliably measured. Income is measured at the fair value of the economic benefits received or to be received, and is presented net of valued added tax, specific taxes, returns, discounts and rebates.

Goods sold are recognized after the Company has transferred to the buyer all the risks and benefits inherent to ownership of the goods, and it do not have the right to dispose of them. In general, this means that sales are recorded when the risks and benefits of ownership are transferred to the customer, pursuant to the terms agreed in the commercial agreements and once the performance obligation is satisfied.

In relation to IFRS 15, the Company has applied the criteria established in this standard for these Consolidated Financial Statements.

Sale of products in the domestic market

The Company obtains its revenues, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•	"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

•	“CIF (Cost, Insurance & Freight) and similar", by which the Company organizes and pays for external transportation and some other expenses, although CCU ceases being responsible for the merchandise after delivering it to the marine or air shipping company in accordance with the relevant terms. The sale occurs and revenue is recognized upon the delivery of merchandise at the port of destination.

In case of discrepancies between the commercial agreements and Incoterms, the former shall prevail.

F-31

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The revenue recognition related to exports are recorded net of specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

2.23	Commercial agreements with distributors and supermarket chains

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables; (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions); (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

Volume discounts and promotional discounts are recognized as a reduction in the selling price of the products sold. Shared advertising contributions are recognized when the advertising activities agreed upon with the distributor have been carried out, and they are recorded as marketing expenses incurred, under Other expenses by function.

Commitments with distributors or importers in the exports area are recognized on the basis of existing trade agreements.

2.24	Cost of sales of products

Cost of sales includes the production cost of the products sold and other costs incurred to place inventories at the locations and under the conditions necessary for the sale. Such costs mainly include raw materials costs, packing costs, production staff labor costs, production-related asset depreciation, returnable bottles depreciation, license payments, operating costs and plant and equipment maintenance costs.

2.25	Other incomes by function

Other incomes by function mainly include incomes from sale of fixed assets and other assets, recovery of claims, leases and payments related to advance term license.

2.26	Other expenses by function

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

2.28	Administrative expenses

Administrative expenses include support unit staff remuneration and compensation, depreciation of offices, equipment, facilities and furniture used for these functions, non-current asset amortization and other general and administrative expenses.

2.29	Environment liabilities

Environmental liabilities are recorded based on the current interpretation of environmental laws and regulations, or when an obligation is likely to occur and the amount of such liability can be reliably calculated.

Disbursements related to environmental protection are charged to the Interim Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment.

F-32

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 3    Estimates and application of professional judgment

The preparation of Financial Statement Consolidated requires estimates and assumptions from Management affecting the amounts included in the Interim Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Material estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of material accounting policies (2.16) and Note 18 - Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of material accounting policies (2.17) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of material accounting policies (2.20) and Note 26 - Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of material accounting policies (2.12) and Note 19 - Property, plant and equipment) and intangibles (Note 2 - Summary of material accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of material accounting policies (2.7) and Note 7 - Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of material accounting policies (2.21) and Note 24 - Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of material accounting policies (2.10) and Note 13 - Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these Interim Consolidated Financial Statements. However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4    Accounting changes

During the six months ended on June 30, 2026, there have been no changes in the accounting principles or significant changes in any accounting estimates compared with the previous year that have affected these Interim Consolidated Financial Statements.

F-33

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 5    Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Cervecería Kunstmann S.A., Aguas de Origen S.A., Bebidas Bolivianas BBO S.A., Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and AV S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Corporate Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Colombian Peso.

As of June 30, 2026, the Company maintained foreign currency obligations amounting to ThCh$ 662,878,719 (ThCh$ 636,892,862 for the year ended December 31, 2025) mostly denominated in US Dollars. Foreign currency obligations ThCh$ 559,704,536 as of June 30, 2026 (ThCh$ 548,871,274 for the year ended December 31, 2025) represent a 47% (46% as of December 31, 2025) of total other financial liabilities. The remaining 53% (54% as of December 31, 2025) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit - see inflation risk section) and CLP. In addition, the Company has assets in foreign currency the amount of ThCh$ 252,122,965 (ThCh$ 418,089,214 for the year ended December 31, 2025) that mainly correspond to cash and cash equivalent and export accounts receivable.

To mitigate the effects that the net foreign currency assets and liabilities position could generate on its operations, the Company enters into derivate contracts (currency forwards and cross currency swaps).

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies after the use of derivative instruments, is equivalent to ThCh$ 67,134,644 (ThCh$ 77,324,804 as of December 31, 2025).

As of June 30, 2026 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is an asset of ThCh$ 3,552,341 (ThCh$ 13,450,686 for the year ended December 31, 2025).

F-34

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

As of June 30, 2026 of the Company’s total sales, both in Chile and abroad, 4% (5% as of June 30, 2025) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 59% (64% as of June 30, 2025) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Paraguayan Guaraní, the Uruguayan Peso, the Bolivian, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay, Bolivia, China and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign exchange gains (losses) recognized in the Interim Consolidated Statement of Income by Function for the period ended June 30, 2026, related to assets and liabilities denominated in foreign currency, was a profit of ThCh$ 1,650,315 (ThCh$ 1,472,725 as of June 30, 2025).

Considering the exposure in Chile at June 30, 2026, after the use of derivative instruments is an asset of ThCh$ 3,552,341 (ThCh$ 13,450,686 as of December 31, 2025), and assuming a 10% increase/decrease in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a gain/loss after taxes of ThCh$ 259,321 (ThCh$ 151,748 as of June 30, 2025) associated of the owners of the controller.

Considering that approximately 4% of the Company’s sales revenue comes from export sales carried out in Chile (5% as of June 30, 2025), in currencies other than Chilean Peso, and that approximately 59% (64% as of June 30, 2025) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a gain/loss after taxes of ThCh$ 22,108,754 (ThCh$ 23,153,182 as of June 30, 2025).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries for the period ended June 30, 2026 was an loss of ThCh$ 18,790,975 (ThCh$ 15,627,042 as of June 30, 2025). Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian against the Chilean Peso, would result in a gain/loss before taxes of ThCh$ 1,879,098 (ThCh$ 1,562,704 as of June 30, 2025).

The net investment in foreign subsidiaries, joint ventures and associates as of June 30, 2026 amounted to ThCh$ 851,852,431, ThCh$ 142,027,439 and ThCh$ 1,759,750 respectively (ThCh$ 751,809,199, ThCh$ 124,969,753 and ThCh$ 1,599,056 as of December 31, 2025). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a gain/loss of ThCh$ 99,563,962 (ThCh$ 87,837,801 for the year ended December 31, 2025) recorded as a credit/charge to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency swaps. As of June 30, 2026 and December 31, 2025, a 100% of the Company’s debt is at fixed interest rates.

The term and conditions of the Company’s obligations with financial institutions as of June 30, 2026, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 - Other financial liabilities.

F-35

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Interest rate sensitivity analysis

The total financial cost recognized in the Interim Consolidated Statement of Income by Function for the period ended June 30, 2026, related to short and long-term debt amounted to ThCh$ 34,688,910 (ThCh$ 38,907,401 as of June 30, 2025).

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina showed significant increases since the beginning of 2018, where the cumulative inflation rate of three years, calculated using different combinations of consumer price indices, exceeded 100% for several months. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018 (See Note 2 - Summary of material accounting policies (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Interim Consolidated Statement of Income by Function for the period ended June 30, 2026, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 14,312,190 (ThCh$ 12,492,189 as of June 30, 2025). Assuming a reasonably possible 3% increase/decrease in the Unidad de Fomento and 30% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase/decrease would hypothetically result in a gain/loss of ThCh$ 15,988,784 (ThCh$ 11,821,190 as of June 30, 2025).

Raw material Price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 7% (7% as of June 30, 2025) of the direct cost of the Chile Operating segment.

For the period ended June 30, 2026 in the Chile Operation segment, the cost of cans represented approximately 18% of direct costs (17% as of June 30, 2025). In the International Business Operating segment, the cost of cans represented approximately 28% of direct raw materials costs June 30, 2026 (34% as of June 30, 2025).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 30% (29% as of June 30, 2025) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

F-36

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 33% (29% for the year endend December 31, 2025) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 53% (49% for the year endend December 31, 2025) of our wine supply for export came from our own vineyards.

The remaining 67% (71% for the year endend December 31, 2025) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 58% (64% for the year ended December 31, 2025) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 9% (7% as of December 31, 2025) of the total supply.

We should consider that as of June 30, 2026 wine represents 59% (55% as of June 30, 2025) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 34% (35% as of June 30, 2025).

Raw material Price sensitivity analysis

Total direct costs in the Interim Consolidated Statement of Income by Function for the period ended June 30, 2026 amounted to ThCh$ 598,572,810 (ThCh$ 587,954,141 as of June 30, 2025). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a gain/loss before taxes of ThCh$ 31,071,672 (ThCh$ 32,154,705 as of June 30, 2025) for the Chile Operating segment, ThCh$ 11,765,830 (ThCh$ 11,188,556 as of June 30, 2025) for the International Business Operating segment and ThCh$ 5,113,699 (ThCh$ 5,198,062 as of June 30, 2025) for the Wine operating segment.

Credit risk

The credit risk which the Company is exposed to originates from: a) trade accounts receivable from retail customers, whole sale distributors and supermarket chains in the domestic market; b) accounts receivable from exports; and c) financial instruments maintained with Banks and financial institutions, such as demand deposits, mutual fund investments, instrument acquired under resale commitments and derivatives.

Domestic market

The credit risk related to trade accounts receivable from domestic markets is managed by the Credit and Collections Management Department, and is monitored by the Credit Committee of each business unit.

The domestic market mainly refers to accounts receivables in Chile and represents 62% of total trade accounts receivable (64% for the year ended December 31, 2025). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of June 30, 2026 is equivalent to 82% (83% as of December 31, 2025) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 21 days average overdue
(24 as of December 31, 2025).

As of June 30, 2026, the Company has approximately 1,177 customers (1,808 as of December 31, 2025) with more than Ch$ 10 million in debt each, which altogether represent approximately 87% (90% as of December 31, 2025) of total trade accounts receivable. There are 254 customers (391 customers as of December 31, 2025) with balances in excess of Ch$ 50 million each, representing approximately 77% (79% as of December 31, 2025) of the total accounts receivable. The 87% (87% as of December 31, 2025) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% as of December 31, 2025).

As of June 30, 2026 the Company has no significant guarantees from its customers.

F-37

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of June 30, 2026, that amount to ThCh$ 5,758,822 (ThCh$ 6,432,884 for the year ended December 31, 2025), are needed since a large percentage of these are covered by insurance (See Note 10 - Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 11% of total trade accounts receivable (8% as of December 31, 2025). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 80% (88% as of December 31, 2025) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of June 30, 2026 there were 69 customers (68 customers as of December 31, 2025) with more than ThCh$ 65,000 of debt each, which represent 94% (94% as of December 31, 2025) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 37 days average overdue (24 days average as of December 31, 2025).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of June 30, 2026. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 - Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of June 30, 2026 the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries where we operate, including, among others, income taxes and specific taxes on alcoholic and non-alcoholic beverages. An increase in the rates of these taxes, or any other tax, or changes in the regulations of them, could negatively affect our sales and profitability.

Liquidity risk

The Company manages liquidity risk at a consolidated level. Cash flows from operating activities are the main source of liquidity. Additionally, the Company has the ability to issue debt and equity instruments in the capitals market based on our needs.

In order to manage short-term liquidity, the Company considers projected cash flows for a twelve-month moving period and maintains cash and cash equivalents available to meet its obligations.

Based on current operating performance and its liquidity position, the Company estimates that cash flows from operation activities and available cash will be sufficient to finance working capital, capital investments, interest payments, dividend payment and debt payment requirement for the next 12-months period and in the foreseeable future.

F-38

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The Company’s financial liabilities maturities as of June 30, 2026 and December 31, 2025 based on non-discounted contractual cash flows are summarized as follows:

As of June 30, 2026	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	146,316,908	34,182,156	75,953,640	34,093,683	3,315,577	1,332,060	148,877,116
Bond payable	1,040,960,806	14,576,973	46,767,941	60,909,944	141,249,539	1,036,392,161	1,299,896,558
Lease liabilities	66,829,794	4,675,149	12,826,837	24,261,285	12,163,647	27,287,283	81,214,201
Deposits for return of bottles and containers	12,111,082	-	12,111,082	-	-	-	12,111,082
Sub-Total	1,266,218,590	53,434,278	147,659,500	119,264,912	156,728,763	1,065,011,504	1,542,098,957
Derivatives
Derivatives not designated as hedges	197,505	152,061	45,444	-	-	-	197,505
Derivatives designated as hedges	23,777,868	2,710,696	2,786,004	11,047,632	10,993,401	-	27,537,733
Sub-Total	23,975,373	2,862,757	2,831,448	11,047,632	10,993,401	-	27,735,238
Total	1,290,193,963	56,297,035	150,490,948	130,312,544	167,722,164	1,065,011,504	1,569,834,195

(*) See current and non-current book value in Note 7 - Financial Instruments.

As of December 31, 2025	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	164,530,000	56,962,644	69,284,513	34,262,908	3,781,196	3,631,942	167,923,203
Bond payable	1,033,541,990	14,268,045	45,775,823	74,951,702	138,427,412	1,029,230,502	1,302,653,484
Lease liabilities	51,922,649	3,644,995	9,698,119	16,777,506	7,884,512	27,902,464	65,907,596
Deposits for return of bottles and containers	11,987,324	-	11,987,324	-	-	-	11,987,324
Sub-Total	1,261,981,963	74,875,684	136,745,779	125,992,116	150,093,120	1,060,764,908	1,548,471,607
Derivatives
Derivatives not designated as hedges	8,361,749	8,361,215	534	-	-	-	8,361,749
Derivatives designated as hedges	11,196,937	1,316,339	1,360,031	5,367,304	5,352,740	2,676,370	16,072,784
Sub-Total	19,558,686	9,677,554	1,360,565	5,367,304	5,352,740	2,676,370	24,434,533
Total	1,281,540,649	84,553,238	138,106,344	131,359,420	155,445,860	1,063,441,278	1,572,906,140

(*) See current and non-current book value in Note 7 - Financial Instruments.

F-39

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 6    Financial Information as per operating segments

The Company has defined three Operating segments, essentially defined with respect to its revenues in the geographic areas of commercial activity: 1. Chile, 2. International business and 3. Wine.

These Operating segments mentioned are consistent with the way the Company is managed and how results are reported by CCU. These segments reflect separate operating results which are regularly reviewed by the chief operating decision maker in order to make decisions about the resources to be allocated to the segment and assess its performance.

Operating segment	Products and services
Chile	Beers, non-alcoholic beverages, spirits and SSU.
International Business	Beers, cider, non-alcoholic beverages and spirits in Argentina, Uruguay, Paraguay and Bolivia.
Wines	Wines, mainly in export markets to more 80 countries.

Corporate revenues and expenses are presented within Others. Additionally, under Others, the elimination of transactions carried out between segments is presented.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

F-40

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

a)	Information as per operating segments for the six months ended June 30, 2026 and 2025:

	Chile		International Business		Wines		Others		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	911,461,980	871,966,073	381,470,247	379,794,264	108,818,118	123,872,265	-	-	1,401,750,345	1,375,632,602
Others income	14,419,806	12,360,296	5,586,195	4,345,352	4,054,146	3,484,998	1,506,063	1,761,244	25,566,210	21,951,890
Sales revenue between segments	5,233,598	20,715,389	375,032	217,868	8,495,900	9,107,807	(14,104,530)	(30,041,064)	-	-
Net sales	931,115,384	905,041,758	387,431,474	384,357,484	121,368,164	136,465,070	(12,598,467)	(28,279,820)	1,427,316,555	1,397,584,492
Change %	2.9	-	0.8	-	(11.1)	-	-	-	2.1	-
Cost of sales	(492,563,983)	(506,011,204)	(213,579,503)	(206,531,327)	(82,855,940)	(85,334,303)	2,035,550	19,305,372	(786,963,876)	(778,571,462)
% of Net sales	52.9	55.9	55.1	53.7	68.3	62.5	-	-	55.1	55.7
Gross margin	438,551,401	399,030,554	173,851,971	177,826,157	38,512,224	51,130,767	(10,562,917)	(8,974,448)	640,352,679	619,013,030
% of Net sales	47.1	44.1	44.9	46.3	31.7	37.5	-	-	44.9	44.3
MSD&A (1)	(322,158,739)	(309,021,885)	(191,212,614)	(193,358,590)	(37,869,983)	(40,042,522)	(6,203,906)	(4,054,181)	(557,445,242)	(546,477,178)
% of Net sales	34.6	34.1	49.4	50.3	31.2	29.3	-	-	39.1	39.1
Others operating income (expenses)	(517,914)	445,422	(1,326,170)	(398,960)	745,633	594,976	527,028	1,366,294	(571,423)	2,007,732
Adjusted operating result (2)	115,874,748	90,454,091	(18,686,813)	(15,931,393)	1,387,874	11,683,221	(16,239,795)	(11,662,335)	82,336,014	74,543,584
Change %	28.1	-	17.3	-	(88.1)	-	-	-	10.5	-
% of Net sales	12.4	10.0	(4.8)	(4.1)	1.1	8.6	-	-	5.8	5.3
Net financial expense	-	-	-	-	-	-	-	-	(24,805,461)	(21,429,387)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(5,471,436)	(7,582,928)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	1,650,315	1,472,725
Result as per adjustment units	-	-	-	-	-	-	-	-	(14,312,190)	(12,492,189)
Other gains (losses)	-	-	-	-	-	-	-	-	(5,009,626)	(16,909,779)
Income before taxes									34,387,616	17,602,026
Income tax (expense) benefit									4,178,980	32,673,408
Net income for period									38,566,596	50,275,434
Non-controlling interests									5,423,098	3,715,848
Net income attributable to equity holders of the parent									33,143,498	46,559,586
Depreciation and amortization	44,883,844	46,250,682	27,222,870	24,022,244	6,198,301	6,194,190	2,592,998	360,632	80,898,013	76,827,748
ORBDA (3)	160,758,592	136,704,773	8,536,057	8,090,851	7,586,175	17,877,411	(13,646,797)	(11,301,703)	163,234,027	151,371,332
Change %	17.6	-	5.5	-	(57.6)	-	20,7	-	7.8	-
% of Net sales	17.3	15.1	2.2	2.1	6.3	13.1	-	-	11.4	10.8

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units, Other gains (losses) and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-41

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

b)	Information as per operating segments for the three months ended June 30, 2026 and 2025:

	Chile		International Business		Wines		Others		Total
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	390,503,191	371,949,928	145,827,620	127,684,939	57,475,156	70,078,585	-	-	593,805,967	569,713,452
Others income	8,468,691	5,077,385	2,272,132	557,195	2,583,297	1,761,842	671,189	2,804,027	13,995,309	10,200,449
Sales revenue between segments	(3,771,243)	12,219,854	351,934	85,435	5,592,574	4,603,131	(2,173,265)	(16,908,420)	-	-
Net sales	395,200,639	389,247,167	148,451,686	128,327,569	65,651,027	76,443,558	(1,502,076)	(14,104,393)	607,801,276	579,913,901
Change %	1.5	-	15.7	-	(14.1)	-	-	-	4.8	-
Cost of sales	(215,470,429)	(224,991,934)	(90,858,200)	(80,638,163)	(44,625,884)	(47,684,909)	(4,016,506)	10,232,726	(354,971,019)	(343,082,280)
% of Net sales	54.5	57.8	61.2	62.8	68.0	62.4	-	-	58.4	59.2
Gross margin	179,730,210	164,255,233	57,593,486	47,689,406	21,025,143	28,758,649	(5,518,582)	(3,871,667)	252,830,257	236,831,621
% of Net sales	45.5	42.2	38.8	37.2	32.0	37.6	-	-	41.6	40.8
MSD&A (1)	(148,782,371)	(143,769,541)	(90,754,309)	(84,358,969)	(20,015,356)	(20,792,122)	(2,375,611)	(4,590,178)	(261,927,647)	(253,510,810)
% of Net sales	37.6	36.9	61.1	65.7	30.5	27.2	-	-	43.1	43.7
Others operating income (expenses)	(237,677)	(257,659)	(645,872)	(1,047,247)	155,240	295,590	378,458	348,836	(349,851)	(660,480)
Adjusted operating result (2)	30,710,162	20,228,033	(33,806,695)	(37,716,810)	1,165,027	8,262,117	(7,515,735)	(8,113,009)	(9,447,241)	(17,339,669)
Change %	51.8	-	10.4	-	(85.9)	-	-	-	45.5	-
% of Net sales	7.8	5.2	(22.8)	(29.4)	1.8	10.8	-	-	(1.6)	(3.0)
Net financial expense	-	-	-	-	-	-	-	-	(11,494,441)	(10,172,462)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(3,111,441)	(6,064,957)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	3,560,114	1,916,962
Result as per adjustment units	-	-	-	-	-	-	-	-	(11,445,690)	(6,474,768)
Other gains (losses)	-	-	-	-	-	-	-	-	(10,941,371)	(9,465,320)
Income before taxes									(42,880,070)	(47,600,214)
Income tax (expense) benefit									22,398,968	36,387,682
Net income for period (4)									(20,481,102)	(11,212,532)
Non-controlling interests									231,375	5,490
Net income attributable to equity holders of the parent									(20,712,477)	(11,218,022)
Depreciation and amortization	22,691,262	22,076,800	13,854,123	10,824,548	3,133,007	3,023,370	1,359,360	1,232,234	41,037,752	37,156,952
ORBDA (3)	53,401,424	42,304,833	(19,952,572)	(26,892,262)	4,298,034	11,285,487	(6,156,375)	(6,880,775)	31,590,511	19,817,283
Change %	26.2	-	(25.8)	-	(61.9)	-	-	-	59.4	-
% of Net sales	13.5	10.9	(13.4)	(21.0)	6.5	14.8	-	-	5.2	3.4

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units, Other gains (losses) and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F-42

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Sales information by geographic location

Net sales per geographical location	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Chile (1)	1,027,128,677	999,213,698	451,477,900	442,325,244
Argentina (2)	312,659,668	324,225,406	116,356,064	108,151,912
Uruguay	16,256,826	15,818,638	6,814,127	6,746,272
Paraguay	59,623,119	48,762,975	28,359,412	22,653,604
Bolivia	11,648,265	9,563,775	4,793,773	36,869
Foreign countries	400,187,878	398,370,794	156,323,376	137,588,657
Total	1,427,316,555	1,397,584,492	607,801,276	579,913,901

(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Domestic sales	1,371,411,941	1,330,126,220	579,315,429	541,743,318
Exports sales	55,904,614	67,458,272	28,485,847	38,170,583
Total	1,427,316,555	1,397,584,492	607,801,276	579,913,901

Sales information by product category

Sales information by product category	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Alcoholic business	863,051,005	878,391,607	359,842,582	355,739,981
Non-alcoholic business	538,699,340	497,240,995	233,963,385	213,973,471
Others (1)	25,566,210	21,951,890	13,995,309	10,200,449
Total	1,427,316,555	1,397,584,492	607,801,276	579,913,901

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	44,883,844	46,250,682	22,691,262	22,076,800
International Business operating segment	27,222,870	24,022,244	13,854,123	10,824,548
Wines operating segment	6,198,301	6,194,190	3,133,007	3,023,370
Others (1)	2,592,998	360,632	1,359,360	1,232,234
Total	80,898,013	76,827,748	41,037,752	37,156,952

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

F-43

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Cash flows Operating Segments

Cash flows Operating Segments	For the six-months periods ended as of June 30,
	2026	2025
	ThCh$	ThCh$
Cash flows from operating activities	164,999,899	98,169,005
Chile operating segment	196,290,510	127,073,616
International business operating segment	(8,053,249)	4,860,228
Wines operating segment	4,030,072	5,505,879
Others (1)	(27,267,434)	(39,270,718)

Cash flows from investing activities	(258,620,924)	(65,479,723)
Chile operating segment	(56,119,745)	(34,323,817)
International business operating segment	(15,614,203)	(17,325,085)
Wines operating segment	(3,785,882)	(4,225,934)
Others (1)	(183,101,094)	(9,604,887)

Cash flows from financing activities	(77,469,138)	(189,035,554)
Chile operating segment	(20,409,744)	(18,424,000)
International business operating segment	14,602,686	7,227,598
Wines operating segment	(2,805,434)	(5,203,068)
Others (1)	(68,856,646)	(172,636,084)

(1)	Others include Corporate Support Units.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and intangible assets)	For the six-months periods ended as of June 30,
	2026	2025
	ThCh$	ThCh$
Chile operating segment	56,576,577	35,627,628
International Business operating segment	15,897,845	19,769,104
Wines operating segment	3,846,185	4,235,231
Others (1)	5,510,131	9,597,133
Total	81,830,738	69,229,096

(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Chile operating segment	1,554,945,511	1,811,415,479
International Business operating segment	830,031,032	800,908,475
Wines operating segment	455,077,864	452,659,415
Others (1)	624,248,155	580,403,600
Total	3,464,302,562	3,645,386,969

(1)	Includes assets corresponding to the Corporate Support Units.

F-44

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Assets per geographic location

Assets per geographical location	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Chile (1)	2,575,015,377	2,795,486,101
Argentina (2)	767,137,592	704,892,248
Uruguay	38,645,921	42,586,175
Paraguay	44,453,319	63,400,945
Bolivia	35,572,221	35,949,772
Others (3)	3,478,132	3,071,728
Total	3,464,302,562	3,645,386,969

(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	Includes the assets of the subsidiaries VSPT US LLC, VSPT UK Ltd. and VSPT Winegroup (Shangai) Limited.

Liabilities as per operating segments

Liabilities as per Operating segment	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Chile operating segment	460,345,272	529,630,254
International Business operating segment	345,498,241	361,202,129
Wines operating segment	153,799,953	158,858,410
Others (1)	952,980,751	979,235,673
Total	1,912,624,217	2,028,926,466

(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The following is a reconciliation of our Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended June 30, 2026 and 2025:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Net income of period	38,566,596	50,275,434	(20,481,102)	(11,212,532)
Add (Subtract):
Other gains (losses)	5,009,626	16,909,779	10,941,371	9,465,320
Finance income	(9,883,449)	(17,478,014)	(4,864,660)	(7,982,055)
Finance costs	34,688,910	38,907,401	16,359,101	18,154,517
Share of net income (loss) of joint ventures and associates accounted for using the equity method	5,471,436	7,582,928	3,111,441	6,064,957
Gains (losses) on exchange differences	(1,650,315)	(1,472,725)	(3,560,114)	(1,916,962)
Result as per adjustment units	14,312,190	12,492,189	11,445,690	6,474,768
Income tax (expense) benefit	(4,178,980)	(32,673,408)	(22,398,968)	(36,387,682)
Adjusted operating result	82,336,014	74,543,584	(9,447,241)	(17,339,669)
Depreciation and amortization	80,898,013	76,827,748	41,037,752	37,156,952
ORBDA	163,234,027	151,371,332	31,590,511	19,817,283

F-45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(281,446,596)	(270,169,675)	(129,897,848)	(121,478,426)
Administrative expenses	(107,542,006)	(107,139,653)	(49,294,939)	(54,706,522)
Others expenses by function	(173,506,976)	(173,423,490)	(85,139,315)	(79,374,070)
Others expenses included in ´Others expenses by function´	5,050,336	4,255,640	2,404,455	2,048,208
Total MSD&A	(557,445,242)	(546,477,178)	(261,927,647)	(253,510,810)

Note 7    Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category are detailed as follows:

	As of June 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	857,529	-	1,066,394	-
Marketable securities and investments in other companies	1,178,880	-	1,217,147	-
Derivatives designated as hedges	8,636,422	34,124,290	7,643,747	26,067,779
Total others financial assets	10,672,831	34,124,290	9,927,288	26,067,779
Accounts receivavble - trade and other current receivables (net)	351,523,091	5,173,184	473,691,412	4,954,334
Accounts receivable from related parties	12,547,836	1,166,907	16,123,780	1,134,264
Total accounts receivables	364,070,927	6,340,091	489,815,192	6,088,598
Sub-Total financial assets	374,743,758	40,464,381	499,742,480	32,156,377
Cash and cash equivalents	346,974,162	-	519,175,929	-
Total financial assets	721,717,920	40,464,381	1,018,918,409	32,156,377
Bank borrowings	108,648,693	37,668,215	124,816,755	39,713,245
Bond payable	42,162,586	998,798,220	41,058,780	992,483,210
Deposits for return of bottles and containers	12,111,082	-	11,987,324	-
Total financial liabilities measured at amortized cost	162,922,361	1,036,466,435	177,862,859	1,032,196,455
Derivatives not designated as hedges	197,505	-	8,361,749	-
Derivatives designated as hedges	5,405,708	18,372,160	2,609,858	8,587,079
Total financial derivative liabilities	5,603,213	18,372,160	10,971,607	8,587,079
Total others financial liabilities (*)	168,525,574	1,054,838,595	188,834,466	1,040,783,534
Lease Liabilities	14,713,282	52,116,512	9,689,870	42,232,779
Total lease liabilities (**)	14,713,282	52,116,512	9,689,870	42,232,779
Trade and other current payables	374,141,707	-	460,627,211	-
Accounts payable to related parties	24,785,214	2,074,043	24,463,561	2,034,279
Total commercial obligations and other accounts payable	398,926,921	2,074,043	485,090,772	2,034,279
Total financial liabilities	582,165,777	1,109,029,150	683,615,108	1,085,050,592

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Interim Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of June 30, 2026		As of December 31, 2025
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	857,529	857,529	1,066,394	1,066,394
Marketable securities and investments in other companies	1,178,880	1,178,880	1,217,147	1,217,147
Derivatives designated as hedges	42,760,712	42,760,712	33,711,526	33,711,526
Total others financial assets	44,797,121	44,797,121	35,995,067	35,995,067
Accounts receivavble - trade and other current receivables (net)	356,696,275	356,696,275	478,645,746	478,645,746
Accounts receivable from related parties	13,714,743	13,714,743	17,258,044	17,258,044
Total accounts receivables	370,411,018	370,411,018	495,903,790	495,903,790
Sub-Total financial assets	415,208,139	415,208,139	531,898,857	531,898,857
Cash and cash equivalents	346,974,162	346,974,162	519,175,929	519,175,929
Total financial assets	762,182,301	762,182,301	1,051,074,786	1,051,074,786
Bank borrowings	146,316,908	140,963,484	164,530,000	164,390,295
Bond payable	1,040,960,806	978,239,650	1,033,541,990	884,782,956
Deposits for return of bottles and containers	12,111,082	12,111,082	11,987,324	11,987,324
Total financial liabilities measured at amortized cost	1,199,388,796	1,131,314,216	1,210,059,314	1,061,160,575
Derivatives not designated as hedges	197,505	197,505	8,361,749	8,361,749
Derivatives designated as hedges	23,777,868	23,777,868	11,196,937	11,196,937
Total financial derivative liabilities	23,975,373	23,975,373	19,558,686	19,558,686
Total others financial liabilities (*)	1,223,364,169	1,155,289,589	1,229,618,000	1,080,719,261
Lease Liabilities	66,829,794	66,829,794	51,922,649	51,922,649
Total lease liabilities (**)	66,829,794	66,829,794	51,922,649	51,922,649
Trade and other current payables	374,141,707	374,141,707	460,627,211	460,627,211
Accounts payable to related parties	26,859,257	26,859,257	26,497,840	26,497,840
Total commercial obligations and other accounts payable	401,000,964	401,000,964	487,125,051	487,125,051
Total financial liabilities	1,691,194,927	1,623,120,347	1,768,665,700	1,619,766,961

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, deposits for return of bottles and containers, put option liability and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

The fair value of non-derivative financial assets and liabilities that are not quoted in active markets are estimated through the use of discounted cash flows calculated on market variables observed as of the date of the financial statements. The fair value of derivative instruments is estimated through the discount of future cash flows, determined according to information observed in the market or to variables and prices obtained from third parties.

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

F-47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

b)	Financial instruments by category:

As of June 30, 2026	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	857,529	-	-	857,529
Marketable securities and investments in other companies	1,178,880	-	-	1,178,880
Derivatives designated as hedges	-	-	42,760,712	42,760,712
Total others financial assets	2,036,409	-	42,760,712	44,797,121
Cash and cash equivalents	-	346,974,162	-	346,974,162
Trade and other receivable	-	356,696,275	-	356,696,275
Accounts receivable from related parties	-	13,714,743	-	13,714,743
Total financial assets	2,036,409	717,385,180	42,760,712	762,182,301

As of June 30, 2026	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	146,316,908	146,316,908
Bond payable	-	-	1,040,960,806	1,040,960,806
Deposits for return of bottles and containers	-	-	12,111,082	12,111,082
Derivatives not designated as hedges	197,505	-	-	197,505
Derivatives designated as hedges	-	23,777,868	-	23,777,868
Total Others financial liabilities	197,505	23,777,868	1,199,388,796	1,223,364,169
Lease liabilities	-	-	66,829,794	66,829,794
Trade and other current payables	-	-	374,141,707	374,141,707
Accounts payable to related parties	-	-	26,859,257	26,859,257
Total financial liabilities	197,505	23,777,868	1,667,219,554	1,691,194,927

F-48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

As of December 31, 2025	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	1,066,394	-	-	1,066,394
Marketable securities and investments in other companies	1,217,147	-	-	1,217,147
Derivatives designated as hedges	-	-	33,711,526	33,711,526
Total others financial assets	2,283,541	-	33,711,526	35,995,067
Cash and cash equivalents	-	519,175,929	-	519,175,929
Trade and other receivable	-	478,645,746	-	478,645,746
Accounts receivable from related parties	-	17,258,044	-	17,258,044
Total financial assets	2,283,541	1,015,079,719	33,711,526	1,051,074,786

As of December 31, 2025	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	164,530,000	164,530,000
Bond payable	-	-	1,033,541,990	1,033,541,990
Deposits for return of bottles and containers	-	-	11,987,324	11,987,324
Derivatives not designated as hedges	8,361,749	-	-	8,361,749
Derivatives designated as hedges	-	11,196,937	-	11,196,937
Total Others financial liabilities	8,361,749	11,196,937	1,210,059,314	1,229,618,000
Lease liabilities	-	-	51,922,649	51,922,649
Trade and other current payables	-	-	460,627,211	460,627,211
Accounts payable to related parties	-	-	26,497,840	26,497,840
Total financial liabilities	8,361,749	11,196,937	1,749,107,014	1,768,665,700

F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each period, are detailed as follows:

	As of June 30, 2026				As of December 31, 2025
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	2	2,750,000	32,411,763	10,879,551	2	3,500,000	33,711,526	11,196,937
Less than a year	-	-	8,636,422	2,542,628	-	-	7,643,747	2,609,858
Between 1 and 5 years	2	2,750	-	8,336,923	2	3,500	4,281,953	8,587,079
More than 5 years	-	-	23,775,341	-	-	-	21,785,826	-
Cross currency swaps USD/CLP	8	375,000,000	10,348,949	12,898,317	-	-	-	-
Less than a year			-	2,863,080	-	-	-	-
Between 1 and 5 years			-	10,035,237	-	-	-	-
More than 5 years			10,348,949	-	-	-	-	-
Subtotal hedging derivatives	10		42,760,712	23,777,868	2		33,711,526	11,196,937
Forwards USD	22	126,114,021	836,241	130,187	33	304,779,732	898,611	8,174,785
Less than a year	22	126,114,021	836,241	130,187	33	304,779,732	898,611	8,174,785
Forwards Euro	6	25,381,196	4,420	58,786	9	19,071,196	141,785	166,607
Less than a year	6	25,381,196	4,420	58,786	9	19,071,196	141,785	166,607
Forwards CAD	6	3,910,000	10,033	2,592	2	1,770,000	19,208	-
Less than a year	6	3,910,000	10,033	2,592	2	1,770,000	19,208	-
Forwards GBP	5	1,011,231	6,835	5,349	6	721,321	6,790	20,357
Less than a year	5	1,011,231	6,835	5,349	6	721,321	6,790	20,357
Forwards CHF	1	300,000	-	591	-	-	-	-
Less than a year	1	300,000	-	591	-	-	-	-
Subtotal derivatives with effects on income	40		857,529	197,505	50		1,066,394	8,361,749
Total instruments	50		43,618,241	23,975,373	52		34,777,920	19,558,686

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

F-50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

In the case of Cross Currency Swap, these qualify as cash flow hedges associated with obligations with the public, disclosed in Note 21 - Other financial liabilities.

As of June 30, 2026
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	89,462,345	CLP	76,566,555	12,895,790	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	30,348,747	CLP	21,712,325	8,636,422	06-01-2027
Banco Santander - Chile (1)	Flow by exchange rate on bonds payable	USD	133,955,717	CLP	135,066,915	(1,111,198)	01-10-2032
Banco Itaú - Chile	Flow by exchange rate on bonds payable	USD	44,651,906	CLP	45,193,722	(541,816)	01-10-2032
Scotiabank Chile	Flow by exchange rate on bonds payable	USD	44,651,906	CLP	44,911,698	(259,792)	01-10-2032
Banco de Chile (1)	Flow by exchange rate on bonds payable	USD	111,629,764	CLP	112,266,326	(636,562)	01-10-2032

(1) Includes three contracts.

As of December 31, 2025
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	87,694,316	CLP	77,105,427	10,588,889	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	44,539,403	CLP	32,613,703	11,925,700	06-01-2027

The Interim Consolidated Statement of Other Comprehensive Income includes under the caption cash flows hedge, for the period ended June 30, 2026 a charge before income taxes of ThCh$ 8,104,017 (ThCh$ 127,306 as of June 30, 2025), related to the fair value of derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Interim Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2	Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The fair value of financial instruments recorded at fair value in the Interim Consolidated Financial Statements, is detailed as follows:

As of June 30, 2026	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	857,529	-	857,529	-
Marketable securities and investments in other companies	1,178,880	1,178,880	-	-
Derivatives designated as hedges	42,760,712	-	42,760,712	-
Total others financial assets	44,797,121	1,178,880	43,618,241	-
Derivatives not designated as hedges	197,505	-	197,505	-
Derivative designated as hedges	23,777,868	-	23,777,868	-
Total financial derivative liabilities	23,975,373	-	23,975,373	-

As of December 31, 2025	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	1,066,394	-	1,066,394	-
Marketable securities and investments in other companies	1,217,147	1,217,147	-	-
Derivatives designated as hedges	33,711,526	-	33,711,526	-
Total others financial assets	35,995,067	1,217,147	34,777,920	-
Derivatives not designated as hedges	8,361,749	-	8,361,749	-
Derivative designated as hedges	11,196,937	-	11,196,937	-
Total financial derivative liabilities	19,558,686	-	19,558,686	-

During the period ended June 30, 2026, the Company has not made any significant instrument transfers between levels 1 and 2.

Credit quality of financial assets

The Company uses two credit assessment systems for its clients: a) Clients with loan insurance are assessed according to the external risk criteria (trade reports, non-compliance and protested documents that are available in the local market), payment capability and equity situation required by the insurance company to grant a loan coverage; b) All other the clients are assessed through an ABC risk model, which considers internal risk (non-compliance and protested documents), external risk (trade reports, non-compliance and protested documents that are available in the local market) and payment capacity and equity situation. The uncollectible rate during the last two years has not been significant.

F-52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 8    Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Cash on hand	250,544	306,497
Bank balances	91,769,807	221,696,364
Cash	92,020,351	222,002,861
Time deposits	180,366,309	228,494,417
Securities purchased under resale agreements	74,066,698	67,059,167
Investments in mutual funds	520,804	1,619,484
Short term investments classified as cash equivalents	74,587,502	68,678,651
Cash equivalents	254,953,811	297,173,068
Total	346,974,162	519,175,929

F-53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The composition of cash and cash equivalents by currency as of June 30, 2026, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	76,238	2,555	-	4,320	-	-	167,431	-	250,544
Bank balances	48,793,183	27,682,567	4,741,803	3,087,802	4,251,574	861,099	382,244	1,969,535	91,769,807
Cash	48,869,421	27,685,122	4,741,803	3,092,122	4,251,574	861,099	549,675	1,969,535	92,020,351
Time deposits	21,307,345	156,893,805	-	-	2,165,159	-	-	-	180,366,309
Securities purchased under resale agreements	74,066,698	-	-	-	-	-	-	-	74,066,698
Investments in mutual funds	52,415	198,515	-	170,958	-	98,916	-	-	520,804
Short term investments classified as cash equivalents	74,119,113	198,515	-	170,958	-	98,916	-	-	74,587,502
Cash equivalents	95,426,458	157,092,320	-	170,958	2,165,159	98,916	-	-	254,953,811
Total	144,295,879	184,777,442	4,741,803	3,263,080	6,416,733	960,015	549,675	1,969,535	346,974,162

The composition of cash and cash equivalents by currency as of December 31, 2025, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,785	2,547	-	4,243	-	-	221,922	-	306,497
Bank balances	71,384,021	135,790,113	828,724	7,823,191	2,112,796	1,787,153	639,806	1,330,560	221,696,364
Cash	71,461,806	135,792,660	828,724	7,827,434	2,112,796	1,787,153	861,728	1,330,560	222,002,861
Time deposits	-	226,401,813	-	-	2,092,604	-	-	-	228,494,417
Securities purchased under resale agreements	67,059,167	-	-	-	-	-	-	-	67,059,167
Investments in mutual funds	419,373	130,666	-	35,146	-	1,034,299	-	-	1,619,484
Short term investments classified as cash equivalents	67,478,540	130,666	-	35,146	-	1,034,299	-	-	68,678,651
Cash equivalents	67,478,540	226,532,479	-	35,146	2,092,604	1,034,299	-	-	297,173,068
Total	138,940,346	362,325,139	828,724	7,862,580	4,205,400	2,821,452	861,728	1,330,560	519,175,929

F-54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The composition of time deposits is detailed as follows:

As of June 30, 2026:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Consorcio - Chile	06-30-2026	07-14-2026	CLP	10,000,000	0.40
Banco Itaú - Uruguay	06-12-2026	07-13-2026	UYU	2,165,056	0.19
Citibank - Uruguay	06-04-2026	07-06-2026	UYU	1,384,687	0.11
Scotiabank - Chile	06-25-2026	07-02-2026	CLP	11,307,345	0.39
Sumitomo Mitsui Banking Corporation - United States	05-11-2026	08-07-2026	USD	50,993,474	0.32
Sumitomo Mitsui Banking Corporation - United States	06-12-2026	09-10-2026	USD	55,439,945	0.32
The Bank Of Nova Scotia Toronto - Canada	06-08-2026	08-07-2026	USD	49,075,802	0.31
Total				180,366,309

As of December 31, 2025:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-26-2025	01-02-2026	UYU	814,197	0.56
Citibank - Uruguay	12-30-2025	01-02-2026	UYU	813,476	0.40
Citibank - Uruguay	12-29-2025	01-12-2026	USD	1,647,674	0.33
HSBC Bank S.A. - Uruguay	12-29-2025	01-28-2026	UYU	464,931	0.51
Sumitomo Mitsui Banking Corporation - United States	12-03-2025	02-03-2026	USD	128,268,389	0.04
The Bank Of Nova Scotia Toronto - Canada	10-28-2025	01-26-2026	USD	49,128,993	0.04
The Bank Of Nova Scotia Toronto - Canada	12-10-2025	03-10-2026	USD	47,356,757	0.04
Total				228,494,417

F-55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The composition of securities purchased under resale agreements is detailed as follows:

As of June 30, 2026:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	06-23-2026	07-02-2026	CLP	779,070	0.38
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco de Chile	06-23-2026	07-07-2026	CLP	3,481,854	0.38
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco de Chile	06-30-2026	07-02-2026	CLP	2,198,599	0.38
BancoEstado S.A. Corredores de Bolsa - Chile (4)	Banco de Chile	06-30-2026	07-07-2026	CLP	4,789,262	0.38
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	06-30-2026	07-09-2026	CLP	10,737	0.38
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	06-23-2026	07-02-2026	CLP	125,396	0.38
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	06-23-2026	07-07-2026	CLP	21,208	0.38
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	06-24-2026	07-02-2026	CLP	650,481	0.38
BancoEstado S.A. Corredores de Bolsa - Chile (2)	Banco de Crédito e Inversiones - Chile	06-25-2026	07-02-2026	CLP	1,701,048	0.38
BancoEstado S.A. Corredores de Bolsa - Chile (2)	Banco de Crédito e Inversiones - Chile	06-25-2026	07-07-2026	CLP	1,901,171	0.38
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	06-26-2026	07-02-2026	CLP	800,400	0.38
BancoEstado S.A. Corredores de Bolsa - Chile (5)	Banco de Crédito e Inversiones - Chile	06-30-2026	07-07-2026	CLP	4,261,039	0.38
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	06-30-2026	07-02-2026	CLP	1,401	0.38
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco de Crédito e Inversiones - Chile	06-30-2026	07-14-2026	CLP	2,000,000	0.38
BancoEstado S.A. Corredores de Bolsa - Chile (2)	Banco del Estado de Chile	06-30-2026	07-07-2026	CLP	2,384,498	0.38
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	06-23-2026	07-02-2026	CLP	596,846	0.38
BancoEstado S.A. Corredores de Bolsa - Chile (3)	Banco Security - Chile	06-30-2026	07-07-2026	CLP	6,354,464	0.38
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	06-25-2026	07-09-2026	CLP	1,200,760	0.38
Scotia Corredora de Bolsa Chile Ltda. (1)	Banco Bice - Chile	06-25-2026	07-02-2026	CLP	2,001,267	0.38
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	06-26-2026	07-02-2026	CLP	542,910	0.38
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	06-30-2026	07-02-2026	CLP	3,998,516	0.38
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	06-23-2026	07-07-2026	CLP	2,201,976	0.38
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	06-25-2026	07-02-2026	CLP	2,001,268	0.38
Scotia Corredora de Bolsa Chile Ltda. (1)	Banco Itaú Corpbanca - Chile	06-26-2026	07-07-2026	CLP	6,503,294	0.38
Scotia Corredora de Bolsa Chile Ltda.	Banco Itaú Corpbanca - Chile	06-30-2026	07-07-2026	CLP	700,000	0.38
Scotia Corredora de Bolsa Chile Ltda. (1)	Banco Santander - Chile	06-30-2026	07-07-2026	CLP	17,300,000	0.38
Scotia Corredora de Bolsa Chile Ltda.	Banco Santander - Chile	06-30-2026	07-02-2026	CLP	4,201,485	0.38
Scotia Corredora de Bolsa Chile Ltda.	Banco Santander - Chile	06-30-2026	07-14-2026	CLP	600,000	0.38
Scotia Corredora de Bolsa Chile Ltda.	Banco Scotiabank Chile	06-26-2026	07-02-2026	CLP	757,748	0.38
Total					74,066,698

(*)	All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.
(1)	Includes two repurchase agreements.
(2)	Includes three repurchase agreements.
(3)	Includes four repurchase agreements.
(4)	Includes five repurchase agreements.
(5)	Includes six repurchase agreements.

As of December 31, 2025:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
Banchile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-29-2025	01-06-2026	CLP	750,200	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-30-2025	01-06-2026	CLP	3,466,597	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (4)	Banco Consorcio - Chile	12-30-2025	01-06-2026	CLP	8,587,487	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco de Chile	12-29-2025	01-06-2026	CLP	1,000,261	0.39
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco de Chile	12-30-2025	01-08-2026	CLP	349,074	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (3)	Banco de Chile	12-30-2025	01-06-2026	CLP	2,798,683	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (3)	Banco de Crédito e Inversiones - Chile	12-30-2025	01-06-2026	CLP	7,826,721	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2025	01-06-2026	CLP	1,690	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (2)	Banco Itaú Corpbanca - Chile	12-30-2025	01-06-2026	CLP	7,892,606	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (3)	Banco Santander - Chile	12-30-2025	01-08-2026	CLP	1,951,232	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (4)	Banco Santander - Chile	12-30-2025	01-06-2026	CLP	15,202,027	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-30-2025	01-06-2026	CLP	8,175,412	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (1)	Banco Security - Chile	12-30-2025	01-08-2026	CLP	1,800,240	0.40
BancoEstado S.A. Corredores de Bolsa - Chile (3)	Banco Security - Chile	12-30-2025	01-06-2026	CLP	6,756,870	0.40
Scotia Corredora de Bolsa Chile Ltda.	Banco Scotiabank Chile	12-30-2025	01-08-2026	CLP	500,067	0.40
Total					67,059,167

(*)	All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.
(1)	Includes two repurchase agreements.
(2)	Includes three repurchase agreements.
(3)	Includes four repurchase agreements.
(4)	Includes nine repurchase agreements.

F-56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Payments for interest acquisitions are detailed as follows:

	For the six-months periods ended as of June 30,
	2026	2025
	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	9,778,054	-
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control (2)	440,074	-
Cash flow used in the purchase of non-controlling interests (3)	167,818,672	-
Cash flow from loss of control of subsidiaries or other businesses (4)	217,985
	178,254,785	-

(1)	See Note 16 - Investments accounted for using equity method, number (2).
(2)	See Note 11 - Accounts and transactions with related parties, number (7).
(3)	See Note 1 - General Information, letter C), number (11).
(4)	See Note 1 - General Information, letter C), number (4).

Note 9    Other non-financial assets

The Company maintained the following other non-financial assets:

	As of June 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	3,620,114	76,141	7,190,690	-
Advertising	9,326,578	6,081,270	12,050,096	4,687,307
Advances to suppliers	6,700,304	-	6,658,015	-
Prepaid expenses	4,885,274	3,500,918	5,453,636	3,500,774
Total advances	24,532,270	9,658,329	31,352,437	8,188,081
Guarantees paid	6,078	209,238	6,775	188,560
Consumables	1,095,881	-	992,358	-
Dividends receivable	411,678	-	945,899	-
Others	-	9,639	-	10,074
Total others assets	1,513,637	218,877	1,945,032	198,634
Total	26,045,907	9,877,206	33,297,469	8,386,715

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Consumables: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

F-57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 10    Trade and other receivables

The trade and other receivables are detailed as follows:

	As of June 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	163,987,142	-	248,883,607	-
International business operating segment	77,983,158	-	115,088,692	-
Wines operating segment	50,697,891	-	53,353,041	-
Total commercial debtors	292,668,191	-	417,325,340	-
Impairment loss estimate	(5,758,822)	-	(6,432,884)	-
Total commercial debtors - net	286,909,369	-	410,892,456	-
Others accounts receivables	64,613,722	5,173,184	62,798,956	4,954,334
Total other accounts receivable	64,613,722	5,173,184	62,798,956	4,954,334
Total	351,523,091	5,173,184	473,691,412	4,954,334

The Company’s accounts receivable are denominated in the following currencies:

	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Chilean Peso	226,272,010	311,625,800
Argentine Peso	67,450,629	93,882,495
US Dollar	24,796,561	27,346,851
Euro	8,381,609	8,669,008
Unidad de Fomento	2,621,409	2,366,684
Uruguayan Peso	5,974,754	8,901,100
Paraguayan Guarani	16,602,793	19,525,499
Bolivian	2,569,253	3,604,480
Others currencies	2,027,257	2,723,829
Total	356,696,275	478,645,746

F-58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The detail of the accounts receivable maturities as of June 30, 2026, is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	163,987,142	150,945,606	8,823,640	1,868,360	975,914	1,373,622
International business operating segment	77,983,158	67,398,858	8,598,824	833,124	580,761	571,591
Wines operating segment	50,697,891	46,956,803	3,137,700	503,956	52,164	47,268
Total commercial debtors	292,668,191	265,301,267	20,560,164	3,205,440	1,608,839	1,992,481
Impairment loss estimate	(5,758,822)	(522,317)	(1,101,509)	(1,029,929)	(1,222,113)	(1,882,954)
Total commercial debtors - net	286,909,369	264,778,950	19,458,655	2,175,511	386,726	109,527
Others accounts receivables	64,613,722	64,168,629	112,662	201,489	24,764	106,178
Total other accounts receivable	64,613,722	64,168,629	112,662	201,489	24,764	106,178
Total current	351,523,091	328,947,579	19,571,317	2,377,000	411,490	215,705
Others accounts receivables	5,173,184	5,173,184	-	-	-	-
Total non-current	5,173,184	5,173,184	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2025 is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	248,883,607	241,359,948	3,985,807	859,505	1,074,519	1,603,828
International business operating segment	115,088,692	103,257,833	9,695,117	1,027,924	464,464	643,354
Wines operating segment	53,353,041	48,315,107	4,479,044	214,408	114,725	229,757
Total commercial debtors	417,325,340	392,932,888	18,159,968	2,101,837	1,653,708	2,476,939
Impairment loss estimate	(6,432,884)	(1,274,277)	(1,203,124)	(810,100)	(1,207,763)	(1,937,620)
Total commercial debtors - net	410,892,456	391,658,611	16,956,844	1,291,737	445,945	539,319
Others accounts receivables	62,798,956	62,274,705	197,065	188,252	41,410	97,524
Total other accounts receivable	62,798,956	62,274,705	197,065	188,252	41,410	97,524
Total current	473,691,412	453,933,316	17,153,909	1,479,989	487,355	636,843
Others accounts receivables	4,954,334	4,954,334	-	-	-	-
Total non-current	4,954,334	4,954,334	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of June 30, 2026, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 24% (25% as of December 31, 2025) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 - Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

F-59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of June 30, 2026			As of December 31, 2025
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.10%	329,469,896	(522,317)	0.10%	455,207,593	(1,274,277)
0 to 3 months	24.88%	20,672,826	(1,101,509)	24.88%	18,357,033	(1,203,124)
3 to 6 months	61.91%	3,406,929	(1,029,929)	61.91%	2,290,089	(810,100)
6 to 12 months	100.00%	1,633,603	(1,222,113)	100.00%	1,695,118	(1,207,763)
More than 12 months	100.00%	2,098,659	(1,882,954)	100.00%	2,574,463	(1,937,620)
Total		357,281,913	(5,758,822)		480,124,296	(6,432,884)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because these percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

For the above mentioned, management estimates that it does not require establishing allowances for further impairment, in addition to those already constituted based on an aging analysis of these balances.

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write-off normally takes more than 1 year.

The movement of the impairment losses provision for accounts receivable is as follows:

	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Balance at the beginning of year	(6,432,884)	(7,785,695)
Estimate of expected credit losses up 12 months	(1,180,435)	(1,285,734)
Estimate of expected credit losses longer than 12 months	(133,437)	(126,899)
Impairment provision of accounts receivable	(1,313,872)	(1,412,633)
Uncollectible accounts	1,013,703	1,470,266
Add back of unused provisions	993,834	401,809
Effect of translation into presentation currency	(19,603)	893,369
Total	(5,758,822)	(6,432,884)

F-60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 11    Accounts and transactions with related parties

Transactions between the Company and its subsidiaries occur in the normal course of operations and have been eliminated during the consolidation process.

The amounts indicated as transactions in the following table relate to trade operations with related parties, which are under similar terms than what a third party would get respect to price and payment conditions. There are no uncollectible estimates decreasing accounts receivable or guarantees provided to related parties.

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days.

(3)	Corresponds to the debt acknowledgement made on December 29, 2023, between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 18,421.9, which it is obliged to pay as from January 2024 with an annual interest rate of 6.6%, in 12 equal and successive installments of UF 1,590.6.

On December 31, 2024 another debt acknowledgement was made between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 28,365.9, which it is obliged to pay as from January 2025 with an annual interest rate of 6.8%, in 48 equal and successive installments of UF 676.6. On February, 2025, Cervecería Kunstmann Ltda. made an advance payment of UF 20,581.21 corresponding to capital, reducing the total debt of this recognition.

On June 30, 2025 an addendum to the debt acknowledgment which took place on December 31, 2024, was signed, resulting on an adjustment of the annual interest rate from 6.8% to 2.8%. The total amount of the debt as of June 30, 2025 amounts to UF 7,234.83 which Cervecería Kunstmann Ltda. Will pay on 41 equal and successive payments of
UF 185.24.

(4)	Corresponds to a loan between Inversiones BEBINV S.A. and the subsidiary Bebidas Bolivianas BBO S.A. dated April 2, 2025, amounted to USD 490,000 with a one-year maturity, accruing interest at an annual fixed rate of 5.7%. Interest and principal will be paid at the end of the established term.

According to the addendum dated June 26, 2026, the maturity for the repayment of the loan will be two years calculated from the disbursement of the loan, that is, until April 2, 2027, and the new annual interest rate was adjusted to 5.44%.

On August 21, 2025, a loan was held between Inversiones BEBINV S.A. and the subsidiary Bebidas Bolivianas BBO S.A. dated August 26, 2025, amounted to USD 1,225,000 with a two-year maturity, accruing interest at an annual fixed rate of 5.86%. Interest will be paid annually and principal will be paid at the end of the established term.

On December 18, 2025, a loan was held between Inversiones BEBINV S.A. and the subsidiary Bebidas Bolivianas BBO S.A. dated December 19, 2025, amounted to USD 459,000 with a two-year maturity, accruing interest at an annual fixed rate of 6.05%. Interest will be paid annually and principal will be paid at the end of the established term.

(5)	On December 9, 2025, Cervecera Guayacán SpA. buys to Cervecería Kunstmann S.A. 196,154 shares of its own emission equivalent to UF 17,516.28 (ThCh$ 695,548) of which, UF 5,849.62 equivalent to ThCh$ 217,985 that will be paid in cash within 90 days from the date of contract and the remaining UF 12,026.66, equivalent to ThCh$ 477,563 will be paid in 10 annual installments from the date of the contract. If, upon expiration of the stipulated term, the buyer has not paid the agreed amount, a penalty interest rate of 3.97% per annum will be applied.

On June 18, 2024, Cervecera Guayacán SpA. paid Cervecería Kunstmann S.A. the amount of UF 5,849.62, equivalent to ThCh$ 217,985 as payment for the pucharse if its own shares.

On December 9, 2025, Cerveza Guayacán SpA. acquire the brands “Guayacán” and “Guayacán la Cerveza del Valle del Elqui” amounting ThCh$ 1,303,000 which is going to be paid within 90 days from the date of contract amounting ThCh$ 670,985 and through the compensation of the account given against Cervecera Guayacán SpA. amounting ThCh$ 632,015. If, upon expiration of the stipulated term, the buyer has not paid the agreed amount, a penalty interest rate of 3.97% per annum will be applied. To date, the capital was paid in full through two installments (ThCh$ 100,000 paid on April 29, 2026, and ThCh$ 570,985 paid on June 10, 2026), with only the accrued interest remaining to be paid.

F-61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

(6)	On December 26, 2025, Cervecería Kunstmann S.A. acquires 5,041 shares of Cerveza Dolbek SpA. equivalent to 19% of interest, for an amount of ThCh$ 1,010,294 of which UF 11,062.9 equivalent to ThCh$ 439,294 will be paid in cash within 90 days from the date of contract and the remaining amount of ThCh$ 571,000 equivalent to 14% of dividens paid annualy for a period of 10 years, beginning on 2026. This amount shall be adjusted in accordance with changes in the Unidad de Fomento between the date this agreement is signed and the date the respective dividend is actually paid.

On February 27, 2026, Cervecería Kunstmann S.A. paid the amount of UF 11,062.9 equivalent to ThCh$ 440,074, which corresponds to the payment for the acquisition of shares of Cerveza Dolbek SpA. previously mentioned.

(7)	On December 30, 2025, a capital reduction was agreed of Cervecería Belga de la Patagonia SpA. whereby Cervecería Kunstmann S.A. withdrew from the company, generating an account receivable to Cervecería Belga de la Patagonia SpA. amounting ThCh$ 599,828, that will be paid in 10 years at an interest rate of 3.97%.

(8)	Corresponds to the debt acknowledgement made on September 28, 2023, between the subsidiary Cervecería Kunstmann S.A. and Cervecería Belga de la Patagonia SpA., where the latter declares that it owes an amount of UF 13,213.42, which it is obliged to pay as from October 2023 with an annual interest rate of 6.6%, in 36 equal and successive installments of UF 405.6.

The transaction table includes the main transactions made with related parties.

F-62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2026	As of December 31, 2025
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	368	-
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Chairman of CCU until January 31, 2026	Sales of products	CLP	-	114
71,614,000-8	Universidad de los Andes	Chile	(1)	Related to a Director of the Company	Sales of products	CLP	17,187	9,336
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Co-director in subsidiary	Royalty	CLP	19,206	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Co-director in subsidiary	Sales of products	CLP	37,518	27,118
76,035,409-0	Cervecera Guayacán SpA.	Chile	(5)	Co-director in subsidiary	Sales of shares	UF	57,511	265,742
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(1)	Co-director in subsidiary	Royalty	CLP	1,939	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(1)	Co-director in subsidiary	Services provided	CLP	-	29,957
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(9)	Co-director in subsidiary	Sales of products	UF	148,407	141,119
76,455,830-8	Watt’s S.A.	Chile	(1)	Related joint venture shareholder of subsidiary	Sales of products	CLP	6,226	12,288
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Co-director in subsidiary	Sales of products	CLP	6,936	4,136
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	52,303	102,197
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	618,777	647,865
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(3)	Related to non-controlling subsidiary	Sales of products	UF	102,106	89,212
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	1,974,916	3,988,527
77,755,610-K	Comercial Patagona Ltda.	Chile	(2)	Subsidiary of joint venture	Sales of products	USD	-	13,707
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of subsidiary	Services provided	CLP	1,403,788	965,825
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	800,000	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	2,178	3,928
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary until June 5, 2026	Services provided	CLP	-	8,500
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary until June 5, 2026	Sales of products	CLP	-	30,567
91,705,000-7	Grupo Quiñenco	Chile	(1)	Controller's shareholder	Business operations	CLP	279,179	442,978
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of subsidiary	Sales of products	CLP	18,918	24,462
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	935,148	1,653,527
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	-	20,731
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the controller's shareholder	Sales of products	ARS	-	11,882
0-E	Kasdorf S.A.	Argentina	(2)	Related to the controller's shareholder	Sales of products	ARS	-	270
0-E	Nutricia Bagó S.A.	Argentina	(2)	Related to the controller's shareholder	Sales of products	ARS	-	2,214
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the controller's shareholder	Advance purchase	Euros	34,387	114,093
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	310,342	110,547
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	USD	-	120,937
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to the controller's shareholder	Services provided	PYG	11,742	104,178
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to the controller's shareholder	Sales of products	USD	2,604,148	2,435,005
0-E	Grupo Vierci	Paraguay	(2)	Related to the controller's shareholder	Sales of products	PYG	273,080	346,930
0-E	Retail S.A.	Paraguay	(2)	Related to the controller's shareholder	Sales of products	PYG	2,831,526	3,595,888
Total							12.547.836	16.123.780

F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2026	As of December 31, 2025
							ThCh$	ThCh$
76,035,409-0	Cervecera Guayacán SpA.	Chile	(5)	Co-director in subsidiary	Sale of shares	UF	441,839	429,806
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(8)	Co-director in subsidiary	Capital decrease	CLP	599,829	539,846
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(3)	Related to non-controlling subsidiary	Sales of products	UF	125,239	164,612
Total							1,166,907	1,134,264

F-64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2026	As of December 31, 2025
							ThCh$	ThCh$
76,035,409-0	Cervecera Guayacán SpA.	Chile	(6)	Co-director in subsidiary	Brand purchase	CLP	6,417	670,985
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Co-director in subsidiary	Purchase of products	CLP	-	6,647
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Co-director in subsidiary	Services received	CLP	47,379	32,803
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(1)	Co-director in subsidiary	Purchase of products	CLP	3,194	18,042
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(1)	Co-director in subsidiary	Services received	CLP	132,435	-
76,097,190-1	Sociedad Cervecera Beacha Compañía Ltda.	Chile	(7)	Shareholder of subsidiary	Purchase of shares	UF	49,344	487,294
76,455,830-8	Watt’s S.A.	Chile	(1)	Related joint venture shareholder of subsidiary	Purchase of products	CLP	630,299	718,433
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	135	-
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	97,032	104,949
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of subsidiary	Purchase of products	CLP	2,190,630	1,628,966
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary until June 5, 2026	Purchase of products	CLP	-	1,495,457
91,705,000-7	Grupo Quiñenco	Chile	(1)	Controller's shareholder	Business operations	CLP	1,726,900	1,350,408
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of subsidiary	Purchase of products	CLP	410,486	805,600
96,591,040-9	Empresas Carozzi S.A.	Chile	(2)	Shareholder of joint operation of subsidiary	Purchase of products	USD	86,730	114,479
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,902,435	2,981,657
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	522,406	789,383
0-E	Aguas Danone de Argentina S.A.	Argentina	(2)	Associate of subsidiary	Services received	ARS	31,044	91,610
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the shareholder's associate	Purchase of products	ARS	5,123	2,515
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the shareholder's associate	Services received	ARS	35,556	99,825
0-E	Ecor Ltda.	Bolivia	(2)	Related to non-controlling subsidiary	Services received	BOB	117,150	51,631
0-E	Inversiones BEBINV S.A.	Bolivia	(4)	Shareholder of subsidiary	Loan	USD	527,436	487,517
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Services received	USD	170,937	128,378
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	(2)	Joint venture of subsidiary	Services received	USD	218,028	-
0-E	Danone S.A.	France	(2)	Related to the shareholder's associate	Services received	Euros	-	68,866
0-E	Evian - S.A. des Eaux Minerales	France	(2)	Related to non-controlling subsidiary	Services received	Euros	62,350	63,127
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to shareholder of subsidiary until June 5, 2026	Services received	Euros	-	1,579
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to shareholder of subsidiary until June 5, 2026	Services received	Euros	-	11,298
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	1,039,828	863,290
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	121,417	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	9,922,700	7,467,640
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services received	Euros	134,421	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	248,968	271,330
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	1,923,657	2,578,401
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	54	54
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Services received	Euros	161,926	122,816
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Purchase of products	PYG	424,091	70,827
0-E	Grupo Vierci	Paraguay	(2)	Related to non-controlling subsidiary	Business operations	PYG	120,476	143,456
0-E	Retail S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	714,230	674,484
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to shareholder of subsidiary until June 5, 2026	Royalty	Other Curriencies	-	59,814
Total							24,785,214	24,463,561

F-65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of June 30, 2026	As of December 31, 2025
							ThCh$	ThCh$
76,097,190-1	Sociedad Cervecera Beacha Compañía Ltda.	Chile	(7)	Shareholder of subsidiary	Purchase of shares	UF	537,640	523,000
0-E	Inversiones BEBINV S.A.	Bolivia	(4)	Shareholder of subsidiary	Loan	USD	1,536,403	1,511,279
Total							2,074,043	2,034,279

F-66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Most significant transactions and effects on results:

For the six-months periods ended June 30, 2026 and 2025, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2026		2025
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	Related to the controller's shareholder	Business operations	1,232	575	2,523	1,484
6,525,286-4	Francisco Pérez Mackenna	Chile	Chairman of CCU until January 31, 2026	Business operations	20	14	121	90
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Business operations	203	115	125	92
71,614,000-8	Universidad de los Andes	Chile	Related to a Director of the Company	Business operations	37,559	21,659	-	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	Co-director in subsidiary	Business operations	39,661	(5,077)	-	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	Co-director in subsidiary	Royalty	17,980	(17,980)	-	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	Co-director in subsidiary	Payment of shares	217,985	-	-	-
76,077,848-6	Cervecera Belga de la Patagonia SpA.	Chile	Co-director in subsidiary	Business operations	176,043	(84,689)	-	-
76,077,848-6	Cervecera Belga de la Patagonia SpA.	Chile	Co-director in subsidiary	Loan	-	3,409	-	-
76,077,848-6	Cervecera Belga de la Patagonia SpA.	Chile	Co-director in subsidiary	Royalty	106,196	(106,196)	-	-
76,097,190-1	Sociedad Cervecera Beacha Compañía Ltda.	Chile	Shareholder of subsidiary	Payment of shares	440,074	-	-	-
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	1,884,037	-	2,535,196	-
76,455,830-8	Watt´s S.A.	Chile	Related joint venture shareholder of subsidiary	Business operations	3,795,837	17,442	3,747,073	(6,123)
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Co-director in subsidiary	Business operations	16,395	6,075	5,879	2,523
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	645,161	-	1,200,090	-
77,003,342-K	Origen Patagónico SpA.	Chile	Related to non-controlling subsidiary	Business operations	22,351	7,793	23,747	9,489
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Business operations	466,712	82,233	596,835	217,426
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Collection of product sales	40,552	3,253	934,687	18,276
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Dividends paid	44,054	-	71,722	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Dividends paid	44,054	-	71,722	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Business operations	7,027,334	2,059,706	6,759,322	2,428,942
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation of subsidiary	Business operations	13,270,481	1,666,909	14,500,558	1,778,824
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	853,658	-	811,268	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Business operations	7,198,459	1,984	9,980,428	4,127
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,580,857	-	-	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary until June 5, 2026	Business operations	4,418,051	675,240	229,507	210,565
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary until June 5, 2026	Dividends paid	12,387,003	-	11,939,712	-
91,705,000-7	Grupo Quiñenco	Chile	Related to the controller's shareholder	Business operations	3,918,780	(1,151,402)	3,160,732	(463,733)
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	16,254,984	-	21,873,023	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Business operations	6,456	6,456	6,273	6,273
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	83,093,275	-	131,410,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	83,876,688	33,413	122,978,590	18,590
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation of subsidiary	Business operations	3,665,019	68,851	3,457,799	67,577
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	1,993,253	(1,993,253)	2,558,296	(2,558,296)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	872,277	-	882,817	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Business operations	16,031,210	1,099,896	13,489,126	318,575
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Purchase of derivatives	3,588,587	3,588,587	1,129,188	(1,129,188)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of derivatives	1,614,962	1,614,962	33,145	33,145
0-E	Aguas Danone de Argentina S.A.	Argentina	Associate of subsidiary	Business operations	196,854	(196,854)	193,076	(193,076)
0-E	Danone Argentina S.A.	Argentina	Related to the shareholder's associate	Business operations	175,793	(175,793)	121,333	(121,333)
0-E	Ecor Ltda.	Bolivia	Related to non-controlling subsidiary	Business operations	136,648	(136,648)	44,286	(44,286)
0-E	Inversiones BEBINV S.A.	Bolivia	Shareholder of subsidiary	Loan	-	(56,372)	463,677	(6,534)
0-E	Inversiones BEBINV S.A.	Bolivia	Shareholder of subsidiary	Capital contribution	1,314,257	-	230,135	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	5,803,178	-	-	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Business operations	-	-	75,326	(75,326)

F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

For the six-months periods ended June 30, 2026 and 2025, the most significant transactions with related parties are detailed as follows (continuation):

Tax ID	Company	Country of origin	Relationship	Transaction	2026		2025
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	3,974,876	-	-	-
0-E	Holding Internationale de Boissons S.A.S.	France	Shareholder of subsidiary	Capital contribution	1,996,164	-	-	-
0-E	Nestlé Waters Management & Technology S.A.S.	France	Related to shareholder of subsidiary until June 5, 2026	Business operations	1,612	(1,612)	18,989	(18,989)
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	Related to shareholder of subsidiary until June 5, 2026	Business operations	96,823	-	253,548	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Business operations	-	-	317,820	317,820
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	263,615	(263,615)	328,824	(328,824)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Business operations	2,828,671	(1,232,867)	3,374,926	(59,212)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	10,358,807	(10,358,807)	12,821,367	(12,821,367)
0-E	Heineken Supply Chain B.V.	Netherlands	Related to the controller's shareholder	Business operations	171,732	(164,577)	20,873	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Business operations	3,303,711	939,783	7,729,994	1,515,895
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Royalty	-	-	16,798	(16,798)
0-E	Banco GNB Paraguay S.A.E.C.A.	Paraguay	Related to non-controlling subsidiary	Purchase of derivatives	512,136	(512,136)	-	-
0-E	Banco GNB Paraguay S.A.E.C.A.	Paraguay	Related to non-controlling subsidiary	Sales of derivatives	3,510	3,510	-	-
0-E	Grupo Vierci	Paraguay	Related to non-controlling subsidiary	Business operations	1,384,523	148,917	1,142,909	(108,491)
0-E	Retail S.A.	Paraguay	Related to non-controlling subsidiary	Business operations	7,043,800	891,641	6,249,643	862,424
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to shareholder of subsidiary until June 5, 2026	Royalty	337,015	(337,015)	-	-
0-E	Pepsi-Cola Manufacturing Co. Of Uruguay S.R.L.	Uruguay	Related joint venture shareholder of subsidiary	Business operations	3,033,011	-	4,976,049	-

F-68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

For the three-months periods ended june 30, 2026 and 2025, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2026		2025
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	Related to the controller's shareholder	Business operations	311	157	1,029	544
6,525,286-4	Francisco Pérez Mackenna	Chile	Chairman of CCU until January 31, 2026	Business operations	20	14	20	14
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Business operations	151	79	63	46
71,614,000-8	Universidad de los Andes	Chile	Related to a Director of the Company	Business operations	19,055	11,555	-	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	Co-director in subsidiary	Business operations	15,803	(341)	-	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	Co-director in subsidiary	Payment of shares	217,985	-	-	-
76,077,848-6	Cervecera Belga de la Patagonia SpA.	Chile	Joint venture	Business operations	5,005	(2,350)	-	-
76,077,848-6	Cervecera Belga de la Patagonia SpA.	Chile	Co-director in subsidiary	Loan	-	1,332	-	-
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	1,884,037	-	2,535,196	-
76,455,830-8	Watt´s S.A.	Chile	Related joint venture shareholder of subsidiary	Business operations	2,032,260	7,994	1,799,049	8,127
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Co-director in subsidiary	Business operations	6,147	2,459	3,032	1,178
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	645,161	-	1,200,090	-
77,003,342-K	Origen Patagónico SpA.	Chile	Related to non-controlling subsidiary	Business operations	6,760	2,577	5,739	2,286
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Business operations	187,958	19,125	291,608	16,467
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Collection of product sales	13,372	1,569	22,496	5,025
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Dividends paid	44,054	-	71,722	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Dividends paid	44,054	-	71,722	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Business operations	3,416,680	1,047,628	2,916,845	927,706
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation of subsidiary	Business operations	7,079,933	1,671,205	5,737,654	1,310,505
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	853,658	-	811,268	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Business operations	7,045,773	528	8,514,373	4,127
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,580,857	-	-	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary until June 5, 2026	Business operations	2,523,413	466,039	159,963	151,830
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary until June 5, 2026	Dividends paid	12,387,003	-	11,939,712	-
91,705,000-7	Grupo Quiñenco	Chile	Related to the controller's shareholder	Business operations	1,834,345	(627,531)	1,470,230	(194,490)
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	16,254,984	-	21,873,023	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Business operations	3,232	3,232	3,156	3,156
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	26,943,275	-	67,110,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment rescue	26,957,447	14,172	58,668,017	8,017
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation of subsidiary	Business operations	1,908,638	31,985	1,845,100	30,914
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	873,169	(873,169)	1,058,252	(1,058,252)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	872,277	-	882,817	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Business operations	7,575,170	476,583	6,593,253	161,809
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Purchase of derivatives	1,466,692	(1,466,692)	1,140,154	(1,140,154)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of derivatives	765,305	765,305	777	(777)
0-E	Aguas Danone de Argentina S.A.	Argentina	Associate of subsidiary	Business operations	98,428	(98,428)	128,422	(128,422)
0-E	Danone Argentina S.A.	Argentina	Related to the shareholder's associate	Business operations	96,801	(96,801)	53,305	(53,305)
0-E	Ecor Ltda.	Bolivia	Related to non-controlling subsidiary	Business operations	111,034	(111,034)	4,491	(4,491)
0-E	Inversiones BEBINV S.A.	Bolivia	Shareholder of subsidiary	Loan	-	(28,400)	463,677	(6,534)
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	3,974,876	-	-	-
0-E	Nestlé Waters Management & Technology S.A.S.	France	Related to shareholder of subsidiary until June 5, 2026	Business operations	1,488	(1,488)	4,086	(4,086)
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	Related to shareholder of subsidiary until June 5, 2026	Business operations	24,616	-	128,991	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Business operations	-	-	19,723	19,723
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	10,861	(10,861)	126,566	(126,566)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Business operations	602,014	(164,062)	1,397,964	(31,246)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	6,519,808	(6,519,808)	8,635,075	(8,635,075)

F-69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

For the three-months periods ended june 30, 2026 and 2025, the most significant transactions with related parties are detailed as follows (continuation):

Tax ID	Company	Country of origin	Relationship	Transaction	2026		2025
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
0-E	Heineken Supply Chain B.V.	Netherlands	Related to the controller's shareholder	Business operations	7,155	-	20,873	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Business operations	513,729	(2,210)	635,345	(67,446)
0-E	Banco GNB Paraguay S.A.E.C.A.	Paraguay	Related to non-controlling subsidiary	Purchase of derivatives	341,072	(341,072)	-	-
0-E	Grupo Vierci	Paraguay	Related to non-controlling subsidiary	Business operations	708,029	59,939	547,108	(6,520)
0-E	Retail S.A.	Paraguay	Related to non-controlling subsidiary	Business operations	3,600,713	366,700	2,873,487	430,486
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to shareholder subsidiary until June 5, 2026	Royalty	183,637	(183,637)	-	-
0-E	Pepsi-Cola Manufacturing Co. Of Uruguay S.R.L.	Uruguay	Related joint venture shareholder of subsidiary	Business operations	1,730,261	-	1,923,260	-

F-70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

At the Ordinary Shareholders' Meeting held on April 17, 2024, a new Board of Directors was elected for a period of three years, being elected Messrs. Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan, Oscar Hasbún Martínez and Vittorio Corbo Lioi, the latter as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Directors Committee and Audit Committee were elected at a Board meeting held on the same date, being elected Mr. Francisco Pérez Mackenna as Chairman and Mr. Carlos Molina Solís as Vice-Chairman. In accordance with the provisions of Article 50 bis of Law No. 18,046, at the same meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Mr. Corbo, Mr. Molina and Mr. Hinzpeter. Additionally, Mr. Corbo and Mr. Molina were appointed as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Hinzpeter would participate in the Audit Committee meetings as an observer.

The Ordinary Shareholders’ Meeting held on April 17, 2024 also resolved to maintain the directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2024.

The aforementioned Shareholders’ Meeting also agreed to maintain the remuneration of directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

At the Ordinary Shareholders' Meeting held on April 16, 2025, it was agreed to maintain the same remuneration for the Board of Directors, the Directors' Committee, and the Audit Committee.

In session held on May 7, 2025, the Board of Directors was noticed of the resignation submitted by Maria Gabriela Cadenas as director effective as of July 1, 2025. Subsequently, on session held on July 9, 2025, the Board of Directors named Arthur Ribeiro Viñau, Legal Director Americas of Heineken to the vacant position until the next Ordinary Shareholders' Meeting according to the Article 32 of Law No. 18,046.

At the Extraordinary Board Meeting of the Company held on January 21, 2026, Mr. Francisco Pérez Mackenna resigned to his position as Chairman and director, effective date January 31, 2026. In addition, the Board of Directors of the Company appointed Mr. Macario Valdés Raczynski as replacement director, who assumed the position on February 1, 2026, with the entire Board to be renewed at the next Ordinary Shareholders’ Meeting, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations. Finally, the Board agreed to appoint Mr. Pablo Granifo Lavín as the new Chairman of the Board, who assumed this new position once the resignation of Mr. Francisco Pérez Mackenna became effective.

At the Ordinary Shareholders’ meeting held on April 15, 2026, a new Board of Directors was elected for a three-year term: being elected Messrs. Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, Marc Gross, Rory Cullinan, Óscar Hasbún Martínez, Arthur Ribeiro Viñau, Macario Valdés Raczynski, and Ms. Marie Agathe Lemoine Porte, the latter as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046 on Corporations. The Chairman and Vice Chairman of the Board of Directors, as well as the members of Directors Committee and the Audit Committee, were elected at a Board meeting held on the same date, with Mr. Pablo Granifo Lavín elected as Chairman and Mr. Carlos Molina Solís as Vice Chairman of the Board. In accordance with the provisions of Article 50 bis of Law No. 18,046, the independent director, Ms. Marie Agathe Lemoine Porte, appointed the other members of the Directors´ Committee, which was therefore composed of directors Marie Agathe Lemoine Porte, Carlos Molina Solís, and Rodrigo Hinzpeter Kirberg. Additionally, Ms. Marie Agathe Lemoine Porte and Mr. Carlos Molina Solís were elected as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Hinzpeter would participate in the Audit Committee meetings as an observer.

F-71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The aforementioned Ordinary Shareholders’ Meeting agreed to maintain the same remuneration for the Board of Directors, the Directors´ Committee, and the Audit Committee as agreed upon at the previous Ordinary Shareholders’ Meeting.

At the ordinary meeting of the Board of Directors held on May 29, 2026, the Board acknowledged the resignation submitted by Mr. Carlos Molina Solís from the position of Vice Chairman and director of the Company, effective July 31, 2026. Subsequently, the Board appointed Mr. Alexandre Othenio Carreteiro, currently President of the Americas Region of the Heineken Group, to replace Mr. Molina, who will assume the position of Vice Chairman and director on August 1, 2026.

Furthermore, during the same meeting, the Board acknowledged the resignation submitted by Mr. Rodrigo Hinzpeter Kirberg from the position of director of the Company, effective June 30, 2026, appointing Mr. Patricio Jottar Nasrallah as his replacement, who assumes the role of director effective July 1, 2026. In consideration of the foregoing, Mr. Jottar ceased to hold the office of Chief Executive Officer of the Company on June 30, 2026. In view of the two aforementioned director resignations, the full renewal of the Board of Directors shall take place at the next Ordinary Shareholders' Meeting of the Company, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations.

In the same meeting, independent director Ms. Marie Agathe Lemoine Porte appointed Mr. Patricio Jottar and Mr. Rory Cullinan as members of the Directors' Committee, replacing Mr. Rodrigo Hinzpeter and Mr. Carlos Molina, effective July 1 and August 1, 2026, respectively. Consequently, said Committee will be composed of directors Marie Agathe Lemoine Porte, Rory Cullinan, and Patricio Jottar.

Additionally, at the aforementioned Board meeting, and in compliance with the provisions of the Sarbanes-Oxley Act, the Board appointed Mr. Rory Cullinan as a member of the Audit Committee to replace Mr. Carlos Molina, and Mr. Macario Valdés to replace Mr. Rodrigo Hinzpeter on an observer status, effective August 1 and July 1, 2026, respectively. Consequently, said Committee will be composed of directors Marie Agathe Lemoine Porte and Rory Cullinan, with director Macario Valdés serving as an observer.

Taking into account the aforementioned termination of duties of the current Chief Executive Officer of the Company, the Board agreed to appoint Mr. Eduardo Ffrench-Davis Rodríguez as his replacement. Mr. Ffrench-Davis previously served as General Manager of the subsidiary Embotelladoras Chilenas Unidas S.A., and assumed the position effective July 1, 2026.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the six-months periods ended as of June 30,
	2026	2025
	ThCh$	ThCh$
Audit's Committee	29,898	29,067
Directors' Committee	38,193	38,211
Attendance meetings fee	941,784	892,293
Dividend Participation	1,107,712	1,476,538

F-72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Chief Executives’ remunerations:

	For the six-months periods ended as of June 30,
	2026	2025
	ThCh$	ThCh$
Directors' Committee	10,325	11,115
Attendance meetings fee	114,653	111,165
Dividend Participation	21,504	24,002

The Chief Executives’ Remuneration as of June 30, 2026 amounted to ThCh$ 12,392,227 (ThCh$ 6,573,437 as of June 30, 2025). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

Note 12    Inventories

The inventories balances are detailed as follows:

	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Finished products	173,139,317	172,373,804
In process products	19,125,360	20,735,925
Raw material	231,508,053	216,677,676
Finished products and Raw material in transit	8,593,978	6,689,076
Materials	13,623,924	14,081,539
Realizable net value estimate and obsolescence	(6,469,538)	(6,257,060)
Total	439,521,094	424,300,960

For the period ended as of June 30, 2026 and 2025, the Company wrote off a total of ThCh$ 2,526,716 and ThCh$ 2,103,112, against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Initial balance	(6,257,060)	(4,608,447)
Inventories write-down estimation	(3,058,067)	(7,082,492)
Write-off	2,526,716	5,070,324
Conversion effect	318,873	363,555
Total	(6,469,538)	(6,257,060)

As of June 30, 2026 and December 31, 2025, the Company does not have any inventory pledged as guarantee for financial obligations.

There is no non-current inventory at June 30, 2026 and December 31, 2025, as it is available for sale to the public once it is produced. Inventories for which technically a production cycle of more than twelve months is required represent a marginal total.

F-73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 13    Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of material accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$
As of January 1, 2025
Historic cost	16,883,106
Book Value	16,883,106

As of December 31, 2025
Conversion effect	(1,170,347)
Acquisitions	33,748,761
Decreases due to harvesting	(33,044,939)
Others increases (decreases) (1)	292,497
Sub-Total	(174,028)
Book Value	16,709,078

As of December 31, 2025
Historic cost	16,709,078
Book Value	16,709,078

As of June 30, 2026
Conversion effect	(5,971)
Acquisitions	9,403,159
Decreases due to harvesting	(24,560,429)
Others increases (decreases) (1)	482,112
Sub-Total	(14,681,129)
Book Value	2,027,949

As of June 30, 2026
Historic cost	2,027,949
Book Value	2,027,949

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

F-74

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 14    Non-current assets of disposal groups classified as held for sale

a) Lands

-	On October 4, 2023, the Board of Directors of Compañía Cervecerías Unidas S.A. authorized the sale of the property identified as “site number eighteen” located in the district of Iquique, Tarapacá Region, in Chile. The promise of sale of this asset was signed on November 2, 2023. However, this promise of sale was conditioned to the fulfillment of legal and administrative conditions by CCU. Subsequently, once the conditions established in the aforementioned promise of sale were fulfilled, on September 10, 2024, the definitive sale and purchase agreement was signed, generating a reclassification of this asset as a Non-current assets held for sale.

On February 4, 2025, the sale was completed for ThCh$ 1,295,043. As a result of this transaction, a profit before income tax of ThCh$ 788,190 was determined and a net income effect of ThCh$ 575,379.

b) International Business Operating segment

-	On June 24, 2024, the Board of Directors of the subsidiary Compañía Industrial Cervecera S.A. approved the sale of the property located in the industrial park of Pilar, province of Buenos Aires. The property subject to reclassification from Property, Plant and Equipment, for a total of ThCh$ 2,183,871, includes land, constructions and machinery. On August 27, 2024, the purchase and sale agreement was signed, which was formalized in public deed dated February 20, 2025.

On February 24, 2025, the sale was completed for ThCh$ 3,684,135. As a result of this transaction, a profit before income tax of ThCh$ 1,330,299 was determined and a net income effect of ThCh$ 871,346.

c) Wine Operating segment

-	In November 2022, the Board of Directors of Finca La Celia S.A. authorized the sale of the property identified as Finca Pocito, located in the province of San Juan, Argentina. On November 2, 2022, both the Purchase and Sale Agreement were signed and, together with the acceptance of the Offer, the partial payment was made according with the agreed price, and the occupancy of the property was passed. As a guarantee fot this transaction the buyers granted nortgages on two properties located in the department of Pocito, province of San Juan. At the closing date of these Interim Consolidated Financial Statements, there are no outstanding payments, the mortgages have been lifted, this property has been removed from the Statemen of Financial Position. On June 4, 2026, the public deed of transfer of ownership was signed, completing the legal transfer of the property.

In December 2025, the Administration of Finca La Celia S.A. started the process of selling certain fixed assets of this subsidiary, located in the province of San Juan. At the date of issuance of these Interim Consolidated Financial Statements, the Administration is actively taking actions and is committed to a plan to sell these assets.

As described in Note 2 - Summary of material accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale.

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Machinery	196,825	167,851
Total	196,825	167,851

Note 15    Business Combinations

During the period ended June 30, 2026, the Company has not enter any Business combination.

F-75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 16    Investments accounted for using equity method

Joint ventures and Associates

As of June 30, 2026 and December 31, 2025, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of June 30, 2026	As of December 31, 2025
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50,00	17,700,774	16,887,879
Central Cervecera de Colombia S.A.S.	50,00	14,023,792	14,880,327
Zona Franca Central Cervecera S.A.S.	50,00	128,003,647	110,089,426
Total joint ventures		159,728,213	141,857,632
Aguas Danone de Argentina S.A.	49,00	981,252	829,546
Other companies		778,498	769,509
Total associates		1,759,750	1,599,055
Total		161,487,963	143,456,687

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

The share of net income (loss) of joint ventures and associates accounted for using the equity method are detailed as follows:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Central Cervecera de Colombia S.A.S.	(8,150,192)	(6,134,648)	(3,805,398)	(3,191,736)
Zona Franca Central Cervecera S.A.S.	1,442,952	(2,829,402)	345,107	(3,437,548)
Cervecería Austral S.A.	1,227,288	1,314,854	337,147	525,534
Total joint ventures	(5,479,952)	(7,649,196)	(3,123,144)	(6,103,750)
Aguas Danone de Argentina S.A.	8,516	54,929	11,703	37,745
Other companies	-	11,339	-	1,048
Total associates	8,516	66,268	11,703	38,793
Total	(5,471,436)	(7,582,928)	(3,111,441)	(6,064,957)

F-76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Changes in investments in joint ventures and associates are detailed as follows:

	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Balance at the beginning of year	143,456,687	139,746,921
Capital contributions to acquire interests in joint ventures	9,778,054	10,975,902
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(5,471,436)	(14,352,591)
Dividends received	(411,676)	(843,886)
Others (*)	14,136,334	7,930,341
Total	161,487,963	143,456,687

(*) Mainly includes effects from the foreign currency of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II SpA., and Grupo Postobón have established a joint arrangement through a company named Central Cervecera de Colombia S.A.S. (CCC), in which CCU Inversiones II SpA. and Grupo Postobón participate as equal shareholders. The purpose of CCC is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Inversiones ll SpA., acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operation, in which CCU Inversiones II SpA. and Grupo Postobón participate as equal shareholders. The amount of this transaction was USD 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC, CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of June 30, 2026 and December 31, 2025, the amount of capital contributions paid to CCC and ZF CC amounts to USD 180,914,408 and USD 156,567,140 (equivalent to ThCh$ 133,793,503 and ThCh$ 103,958,610, respectively based on the exchange rates at the dates of the contributions), respectively. During 2025, a capital contribution of MCOP 92,400,000, was made through a payment schedule, where the first installment was paid on July 29, 2025 in the amount of USD 7,227,174, equivalent to ThCh$ 7,008,552, the second installment was paid on October 27, 2025 in the amount of USD 4,205,062, equivalent to ThCh$ 3,967,350 and the third payment was paid on January 13, 2026 in the amount of USD 6,552,007, equivalent to ThCh$ 5,803,178. On April 7, 2026, a capital contribution was made to ZF CC for an amount of USD 4,346,645 (equivalent to ThCh$ 3,974,876). This capital contributions didn’t change the interest in CCC and ZF CC.

(3) Aguas Danone de Argentina S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A., which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío.

The Company does not have any contingent liabilities related to joint ventures and associates as of June 30, 2026, except for certain guarantees described in Note 35 - Contingencies and Commitments.

Summarized financial information for associates and joint ventures: The tables below provide summarized financial information for those joint ventures and associates that are material to the group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not the Company's share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments.

F-77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

	Associates		Joint ventures
	As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	89,425	82,963	138,350,490	120,037,202
Non-current assets	3,045,086	2,767,094	385,611,990	342,409,689
Current liabilities	220,369	231,741	194,898,166	174,098,182
Non-current liabilities	911,587	925,364	9,449,788	4,963,236

	Associates		Joint ventures
	For the six-months periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Interim Income Statement (Summarized)
Net sales	69,870	78,541	197,904,639	164,174,016
Operating result	49,587	58,974	(9,671,412)	(7,977,638)
Net income for period	17,379	102,422	(10,457,848)	(15,132,976)
Other comprehensive income	286,382	(140,788)	30,810,580	6,511,245
Depreciation and amortization	(83,147)	(101,150)	(12,014,841)	(10,478,518)

F-78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2025
Historic cost	196,593,811	78,489,729	3,199,349	16,524,048	294,806,937
Accumulated amortization	-	(49,121,594)	-	(1,052,622)	(50,174,216)
Book Value	196,593,811	29,368,135	3,199,349	15,471,426	244,632,721

As of December 31, 2025
Additions (2)	1,303,000	17,303,360	-	-	18,606,360
Divestitures (cost) (2)	(804,705)	(4,411,935)	-	-	(5,216,640)
Divestitures (amortization)	-	4,314,960	-	-	4,314,960
Amortization of year	-	(5,550,514)	-	(887,183)	(6,437,697)
Conversion effect (amotization)	-	309,163	-	(70,467)	238,696
Conversion effect (cost)	(41,418,103)	(1,480,844)	-	1,196,158	(41,702,789)
Others increases (decreases) (1)	21,594,513	719,201	-	121,434	22,435,148
Sub-Total	(19,325,295)	11,203,391	-	359,942	(7,761,962)
Book Value	177,268,516	40,571,526	3,199,349	15,831,368	236,870,759

As of December 31, 2025
Historic cost	177,268,516	87,847,547	3,199,349	17,380,483	285,695,895
Accumulated amortization	-	(47,276,021)	-	(1,549,115)	(48,825,136)
Book Value	177,268,516	40,571,526	3,199,349	15,831,368	236,870,759

As of June 30, 2026
Additions	-	6,057,399	-	-	6,057,399
Amortization of period	-	(3,360,324)	-	(466,928)	(3,827,252)
Conversion effect (amotization)	-	(135,148)	-	(148,018)	(283,166)
Conversion effect (cost)	286,970	208,277	-	1,454,058	1,949,305
Others increases (decreases) (1)	16,011,119	411,579	-	125	16,422,823
Sub-Total	16,298,089	3,181,783	-	839,237	20,319,109
Book Value	193,566,605	43,753,309	3,199,349	16,670,605	257,189,868

As of June 30, 2026
Historic cost	193,566,605	94,522,388	3,199,349	18,768,171	310,056,513
Accumulated amortization	-	(50,769,079)	-	(2,097,566)	(52,866,645)
Book Value	193,566,605	43,753,309	3,199,349	16,670,605	257,189,868

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General Information, letter C), number (4).

There are no restrictions or pledges on intangible assets.

F-79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of June 30, 2026	As of December 31, 2025
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	33,557,604	33,431,759
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	D&D SpA.	1,962,891	1,962,891
	Cervecería Kunstmann S.A.	14,166,999	14,166,999
	Cerveza Guayacán SpA. (1)	1,303,000	1,303,000
	Sub-Total	53,520,276	53,394,431
International Business	CCU Argentina S.A. and subsidiaries	107,414,121	91,610,697
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,843,155	2,873,671
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	4,628,655	4,208,426
	Bebidas Bolivianas BBO S.A.	5,155,238	5,209,723
	Sub-Total	120,041,169	103,902,517
Wines	Viña San Pedro Tarapacá S.A.	20,005,160	19,971,568
	Sub-Total	20,005,160	19,971,568
Total		193,566,605	177,268,516

(1)	See Note 1 - General information, letter C), number (4).

In relation to impairment losses on intangible assets with indefinite useful lives, management has performed impairment tests, from which no impairment losses have arisen.

With respect to Trademarks with indefinite useful lives, the same methodology has been used as described in Note 18 - Goodwill.

F-80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2025
Historic cost	161,583,233
Book Value	161,583,233

As of December 31, 2025
Others increases (decreases) (1)	12,000,472
Additions for joint operations (2)	(456,007)
Conversion effect	(24,577,080)
Sub-Total	(13,032,615)
Book Value	148,550,618

As of December 31, 2025
Historic cost	148,550,618
Book Value	148,550,618

As of June 30, 2026
Others increases (decreases) (1)	8,881,063
Impairment of the period (3)	(6,194,450)
Conversion effect	382,912
Sub-Total	3,069,525
Book Value	151,620,143

As of June 30, 2026
Historic cost	151,620,143
Book Value	151,620,143

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General Information, letter C), number (4).
(3)	See Note 32 - Other Gain (Losses).

F-81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of June 30, 2026	As of December 31, 2025
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	341	314
	D&D SpA.	2,100,677	2,100,677
	Sub-Total	46,046,499	46,046,472
International Business	CCU Argentina S.A. and subsidiaries	53,514,711	45,633,300
	Aguas de Origen S.A.	6,134,233	5,231,247
	Marzurel S.A. and Milotur S.A.	5,273,182	5,329,645
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	6,793,035	6,176,309
	Bebidas Bolivianas BBO S.A.	1,442,339	7,717,501
	Sub-Total	73,157,500	70,088,002
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		151,620,143	148,550,618

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flows model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and/or Intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia
Estimated CAPEX for the year 2026 ThCh$	102,336	21,515	1,803	5,024	4,687
Perpetual growth	3.00%	4.00%	4.50%	3.50%	2.80%
Discount rate	8.03%	12.29%	7.43%	9.03%	11.74%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and/or Intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units/brands. An exceptionally longer period of time (no longer than ten years), is considered for those units/brands that require a longer maturation period.

Cash Flows: To determine the value in use, the Company has used cash flows projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flows projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

F-82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 4.5% is used, consistent with the expected long-term growth for this country. For Paraguay a perpetuity rate of 3.5% equivalent to long-term inflation of the country. For Bolivia a perpetuity rate of 2.8% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used. In the case of Argentina, a perpetuity rate of 4% are used respectively, which are composed by the average inflation rate of the United States of America, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

Regarding to the goodwill as of June 30, 2026, management has not identified any impairment effects other than those already recognized, which are based primarily on the future prospects of the business, market conditions, and the political and social environment affecting the subsidiary in Bolivia.

The estimated recoverable amount as of June 30, 2026 of Bolivian CGU (Bebidas Bolivianas BBO S.A.) of ThCh$ 28,727,814 was compared to the net book values of the cash-generating unit on the same date, resulting in an impairment loss of ThCh$ 6,194,450, which was assigned to goodwill. The total amount was recognized in the Consolidated Statement of Incomes in Other gains (losses).

In relation to the remaining goodwill and the assets associated with this subsidiary, management has not evidenced any other impairment effects additional to those already recorded. However, recoverability assessments are based on estimates regarding the future prospects of the business, market conditions and the political and social environment in Bolivia, factors that currently present a high degree of volatility and uncertainty. Although, based on the sensitivities calculated to date, the tested assumptions support the current carrying values, adverse and unforeseen variations in these macroeconomic or business variables could cause the carrying value to exceed the recoverable amount of the CGU, triggering the need to recognize additional impairment losses in the future. Management will continue to closely monitor the evolution of these indicators.

There were no additional amounts of impairment that needed to be adjusted in the rest of the CGU's values or in other non-financial assets.

F-83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Others Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2025
Historic cost	1,068,381,138	1,079,935,259	273,594,861	194,175,897	120,973,884	118,295,809	57,107,073	2,912,463,921
Accumulated depreciation	(409,303,033)	(572,233,109)	(175,665,204)	(129,844,662)	-	(80,621,878)	(22,087,586)	(1,389,755,472)
Book Value	659,078,105	507,702,150	97,929,657	64,331,235	120,973,884	37,673,931	35,019,487	1,522,708,449

As of December 31, 2025
Additions	-	-	-	-	147,710,728	-	-	147,710,728
Transfers	33,086,048	36,115,078	22,286,214	24,009,038	(128,156,754)	12,660,376	-	-
Transfer to Non-current assets of disposal groups classified as held for sale (cost) (2)	-	(517,090)	-	-	-	-	-	(517,090)
Transfers to Assets held for sale (depreciation) (2)	-	294,430	-	-	-	-	-	294,430
Conversion effect historic (cost)	(85,404,558)	(114,034,032)	(46,564,513)	(8,518,675)	(5,453,801)	(3,004,886)	(3,769,719)	(266,750,184)
Conversion effect (depreciation)	33,475,674	44,851,318	22,785,164	4,953,921	-	1,462,555	1,016,285	108,544,917
Divestitures (cost)	(149,371)	(4,751,321)	(756,525)	(6,363,621)	-	(307,437)	-	(12,328,275)
Divestitures (depreciation)	149,371	4,330,509	561,624	6,208,175	-	295,490	-	11,545,169
Capitalized interests	-	-	-	-	531,149	-	-	531,149
Depreciation	(30,797,292)	(48,362,647)	(26,299,986)	(17,271,536)	-	(11,394,380)	(1,963,073)	(136,088,914)
Others increases (decreases) (1)	26,502,199	40,595,466	13,255,817	1,607,867	1,367,787	864,347	1,526,227	85,719,710
Write off (cost)	(644,540)	(3,289,870)	(9,816,224)	(11,024,285)	-	(4,097,792)	(1,687,771)	(30,560,482)
Write off (depreciation)	539,501	3,232,368	9,819,910	10,860,913	-	3,427,690	1,522,863	29,403,245
Sub-Total	(23,242,968)	(41,535,791)	(14,728,519)	4,461,797	15,999,109	(94,037)	(3,355,188)	(62,495,597)
Book Value	635,835,137	466,166,359	83,201,138	68,793,032	136,972,993	37,579,894	31,664,299	1,460,212,852

As of December 31, 2025
Historic cost	1,041,576,869	1,034,319,521	251,666,862	193,893,180	136,972,993	124,200,580	53,757,371	2,836,387,376
Accumulated depreciation	(405,741,732)	(568,153,162)	(168,465,724)	(125,100,148)	-	(86,620,686)	(22,093,072)	(1,376,174,524)
Book Value	635,835,137	466,166,359	83,201,138	68,793,032	136,972,993	37,579,894	31,664,299	1,460,212,852

As of June 30, 2026
Additions	-	-	-	-	57,491,497	-	-	57,491,497
Transfers	29,092,572	11,500,432	11,864,113	9,455,048	(76,698,235)	8,825,457	5,960,613	-
Conversion effect historic (cost)	1,171,538	1,654,416	(348,093)	1,758,902	123,922	334,665	(17,037)	4,678,313
Conversion effect (depreciation)	(224,181)	(1,090,680)	251,123	(789,412)	-	(270,396)	5,627	(2,117,919)
Divestitures (cost)	(69,752)	(33,884)	(71,730,668)	(1,742,063)	-	(177,077)	-	(73,753,444)
Divestitures (depreciation)	19,774	22,042	71,691,438	1,737,735	-	104,973	-	73,575,962
Capitalized interests	-	-	-	-	326,122	-	-	326,122
Depreciation	(15,233,462)	(23,737,884)	(13,440,500)	(9,463,016)	-	(5,768,539)	(1,087,166)	(68,730,567)
Others increases (decreases) (1)	20,170,974	26,906,047	6,597,858	1,120,828	6,526,117	563,904	1,049,256	62,934,984
Divestitures (cost)	(30,732)	(843,396)	(1,798,934)	(1,868,468)	-	(1,987,657)	-	(6,529,187)
Divestitures (depreciation)	30,732	745,837	1,279,311	1,835,192	-	1,676,461	-	5,567,533
Sub-Total	34,927,463	15,122,930	4,365,648	2,044,746	(12,230,577)	3,301,791	5,911,293	53,443,294
Book Value	670,762,600	481,289,289	87,566,786	70,837,778	124,742,416	40,881,685	37,575,592	1,513,656,146

As of June 30, 2026
Historic cost	1,098,096,368	1,112,118,890	249,358,350	219,174,129	124,742,416	132,422,108	58,400,238	2,994,312,499
Accumulated depreciation	(427,333,768)	(630,829,601)	(161,791,564)	(148,336,351)	-	(91,540,423)	(20,824,646)	(1,480,656,353)
Book Value	670,762,600	481,289,289	87,566,786	70,837,778	124,742,416	40,881,685	37,575,592	1,513,656,146
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. Aditionally for 2025 includes the effect of the exit from the Group of Cervecería Belga de la Patagonia SpA. and Cervecería Guayacán SpA. amounting ThCh$ 1,744,300.
(2)	See Note 14 - Non-current assets of disposal groups classified as held for sale, letter c).

F-84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The balance of the land at the end of each period is as follows:

	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Land	273,006,014	266,301,538
Total	273,006,014	266,301,538

Capitalized interest as of June 30, 2026 amounted ThCh$ 326,122 (ThCh$ 191,007 as of June 30, 2025), using an annually capitalization rate of 3% (2.96% as of June 30, 2025).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land, The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of June 30, 2026, the Company maintained approximately 4,629 hectares of which 4,052 are for vines in production stage. Of the total hectares mentioned above 3,891 correspond to own land and 161 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2026, the production in plant vines yield was approximately 63.6 million kilos of grapes (59.2 million kilos of grapes in 2025).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at June 30, 2026.

The depreciation of the period ended as of June 30, 2026 and 2025, recognized in net income and other assets is as follows:

	As of June 30, 2026	As of June 30, 2025
	ThCh$	ThCh$
Recognized in net incomes (*)	68,359,003	66,665,039
Recognized in others assets	371,564	402,196
Total	68,730,567	67,067,235

(*) Includes ThCh$ 554,220 (ThCh$ 463,308 as of June 30, 2025) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F-85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 20 Investment Property

Investment property movements are detailed as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2025
Historic cost	9,512,632	4,145,248	13,657,880
Accumulated depreciation	-	(990,900)	(990,900)
Book Value	9,512,632	3,154,348	12,666,980

As of December 31, 2025
Depreciation	-	(104,858)	(104,858)
Conversion effect (cost)	(2,476,601)	(908,179)	(3,384,780)
Conversion effect (depreciation)	-	56,401	56,401
Others increases (decreases) (1)	1,392,675	478,880	1,871,555
Sub-Total	(1,083,926)	(477,756)	(1,561,682)
Book Value	8,428,706	2,676,592	11,105,298

As of December 31, 2025
Historic cost	8,428,706	3,715,949	12,144,655
Accumulated depreciation	-	(1,039,357)	(1,039,357)
Book Value	8,428,706	2,676,592	11,105,298

As of June 30, 2026
Depreciation	-	(59,017)	(59,017)
Conversion effect (cost)	(11,208)	(4,050)	(15,258)
Conversion effect (depreciation)	-	340	340
Others increases (decreases) (1)	1,030,677	341,142	1,371,819
Sub-Total	1,019,469	278,415	1,297,884
Book Value	9,448,175	2,955,007	12,403,182

As of June 30, 2026
Historic cost	9,448,175	4,053,041	13,501,216
Accumulated depreciation	-	(1,098,034)	(1,098,034)
Book Value	9,448,175	2,955,007	12,403,182

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes and therefore no longer generates income for the Company in 2026, and 2025. Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 92,966 for the period ended as of June 30, 2026 (ThCh$ 146,259 as of June 30, 2025). In addition, the expenses associated with such investment properties amounted to ThCh$ 60,050 for the period ended as of June 30, 2026 (ThCh$ 60,213 as ofJune 30, 2025).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 100% of the carrying amount is ThCh$ 24,077,691.

Management has not detected evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F-86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Interim Consolidated Financial Statements are detailed as follows:

	As of June 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	108,648,693	37,668,215	124,816,755	39,713,245
Bonds payable (1)	42,162,586	998,798,220	41,058,780	992,483,210
Derivatives not designated as hedges (2)	197,505	-	8,361,749	-
Derivatives designated as hedges (2)	5,405,708	18,372,160	2,609,858	8,587,079
Deposits for return of bottles and containers	12,111,082	-	11,987,324	-
Total	168,525,574	1,054,838,595	188,834,466	1,040,783,534

(1) See Note 5 - Risk administration.

(2) See Note 7 - Financial instruments.

F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of June 30, 2026:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	UF	-	61,051,670	61,051,670	At maturity	1.10
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco Itaú	Chile	CLP	-	1,010,937	1,010,937	At maturity	5.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	147,405	-	147,405	At maturity	6.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,023,000-9	Banco Itaú	Chile	CLP	-	7,072,422	7,072,422	At maturity	5.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	42,106	42,106	At maturity	6.33
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	401,084	-	401,084	At maturity	5.86
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	6,177,035	-	6,177,035	At maturity	23.00
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	5,628,704	-	5,628,704	At maturity	23.25
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	3,714,611	-	3,714,611	At maturity	23.25
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	11,136,274	-	11,136,274	At maturity	20.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	USD	556,390	-	556,390	At maturity	4.70
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	932,880	-	932,880	At maturity	25.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BNA	Argentina	ARS	321,773	-	321,773	At maturity	27.13
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BNA	Argentina	ARS	321,773	-	321,773	At maturity	27.13
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Galicia	Argentina	USD	-	507,475	507,475	At maturity	3.75
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	621,392	-	621,392	At maturity	24.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	1,836,931	-	1,836,931	At maturity	24.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	758,935	-	758,935	At maturity	5.95
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	567,127	-	567,127	At maturity	5.95
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	-	554,236	554,236	At maturity	5.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Santander	Argentina	ARS	806,931	-	806,931	At maturity	26.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,097	60,317	62,414	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,179	88,603	90,782	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,763	87,984	89,747	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,938	252,641	255,579	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,543	240,009	242,552	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	310	112,205	112,515	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,445	133,754	139,199	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,725	237,597	244,322	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	9,001	528,471	537,472	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,686	374,139	380,825	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,905	232,406	235,311	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,269	223,840	226,109	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	682	224,411	225,093	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	93	112,205	112,298	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	825	270,080	270,905	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,494	148,553	155,047	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	30,084	721,743	751,827	Quarterly	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	43,481	305,124	348,605	Quarterly	5.00
Total							34,055,765	74,592,928	108,648,693

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,376,865	-	1,376,865	At maturity	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	-	30,922,220	30,922,220	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	-	395,252	395,252	At maturity	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A. (2)	Chile	Bond International	144A/Regulación S	United States	USD	7,415,736	-	7,415,736	At maturity	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	1,231,600	-	1,231,600	At maturity	2.70
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	820,913	-	820,913	At maturity	3.35
Total							10,845,114	31,317,472	42,162,586

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-88

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

As of December 31, 2025:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
90,413,000-1	Cia. Cervecerias Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	34,978,909	-	34,978,909	At maturity	5.82
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,023,000-9	Banco Itaú	Chile	UF	59,235,273	-	59,235,273	At maturity	1.43
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,023,000-9	Banco Itaú	Chile	CLP	21,537	2,000,000	2,021,537	At maturity	5.46
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	2,004,133	2,004,133	At maturity	6.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,002,090	1,002,090	At maturity	6.27
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,863	-	2,863	At maturity	6.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,023,000-9	Banco Itaú	Chile	CLP	3,053,729	-	3,053,729	At maturity	6.14
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	3,071	3,071	At maturity	6.33
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	31,253	-	31,253	At maturity	5.86
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	6,340,052	-	6,340,052	At maturity	28.00
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	418,139	-	418,139	At maturity	36.00
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Santander	Argentina	ARS	6,014,451	-	6,014,451	At maturity	32.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	28,291	-	28,291	At maturity	28.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,228,497	-	2,228,497	At maturity	32.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	USD	-	548,349	548,349	At maturity	6.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	304,769	-	304,769	At maturity	75.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	1,622,930	-	1,622,930	At maturity	75.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Santander	Argentina	ARS	1,075,469	-	1,075,469	At maturity	80.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	275,688	-	275,688	At maturity	7.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	275,688	-	275,688	At maturity	7.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	-	545,077	545,077	At maturity	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	41,375	-	41,375	Quarterly	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	11,914	-	11,914	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	17,096	-	17,096	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	13,360	-	13,360	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	149,836	-	149,836	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	216,089	-	216,089	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,898	453,565	457,463	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,949	226,783	228,732	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,500	124,134	127,634	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,595	190,975	196,570	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,658	171,875	175,533	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,466	477,437	483,903	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,265	453,565	458,830	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,379	226,783	228,162	Semiannual	9.95
Total							116,388,918	8,427,837	124,816,755

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 2018/06/28	Chile	UF	1,340,030	-	1,340,030	At maturity	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 2018/06/28	Chile	UF	-	30,040,941	30,040,941	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 2018/06/28	Chile	UF	-	385,062	385,062	At maturity	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	7,295,314	-	7,295,314	At maturity	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 2022/08/20	Chile	UF	1,198,645	-	1,198,645	At maturity	2.70
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 2018/06/28	Chile	UF	798,788	-	798,788	At maturity	3.35
Total							10,632,777	30,426,003	41,058,780

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-89

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Non-current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of June 30, 2026:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	6,748,758	-	-	6,748,758	At maturity	6.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	5,991,672	-	-	5,991,672	At maturity	6.33
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	5.86
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	540,160	270,080	-	810,240	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	694,492	-	-	694,492	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	903,730	903,730	261,178	2,068,638	Quarterly	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,141,766	2,141,767	1,070,882	5,354,415	Quarterly	5.00
Total							33,020,578	3,315,577	1,332,060	37,668,215

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 2018/06/28	Chile	UF	-	-	122,564,927	122,564,927	At maturity	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 2018/06/28	Chile	UF	-	82,505,974	-	82,505,974	At maturity	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A. (2)	Chile	Bond International	144A/Regulation S	United States	USD	-	-	549,344,637	549,344,637	At maturity	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 2022/08/20	Chile	UF	-	-	162,592,084	162,592,084	At maturity	2.70
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 2018/06/28	Chile	UF	-	-	81,790,598	81,790,598	At maturity	3.35
Total							-	82,505,974	916,292,246	998,798,220

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

As of December 31, 2025:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	6,743,405	-	-	6,743,405	At maturity	6.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	5,986,916	-	-	5,986,916	At maturity	6.33
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	5.86
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	799,122	913,282	1,255,762	2,968,166	Quarterly	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,663,327	1,900,946	2,376,181	5,940,454	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	545,870	545,869	-	1,091,739	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	561,466	421,099	-	982,565	Semiannual	5.50
Total							32,300,106	3,781,196	3,631,943	39,713,245

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 2018/06/28	Chile	UF	-	-	119,288,156	119,288,156	At maturity	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 2018/06/28	Chile	UF	14,986,219	-	-	14,986,219	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 2018/06/28	Chile	UF	-	80,441,606	-	80,441,606	At maturity	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	539,931,158	539,931,158	At maturity	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 2022/08/20	Chile	UF	-	-	158,219,013	158,219,013	At maturity	2.70
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 2018/06/28	Chile	UF	-	-	79,617,058	79,617,058	At maturity	3.35
Total							14,986,219	80,441,606	897,055,385	992,483,210

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

F-90

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The current effective interest rates of bond obligations are as follows:

Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds International	3.30%
Bonds Serie P	3.36%
Bonds Serie R	2.81%

The terms and conditions of the main interest accruing obligations as of June 30, 2026, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17% per annum. The subsidiary paid interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this loan was renewed for 5 years, with maturity on July 27, 2022.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2022 this loan was renewed for 5 years, with maturity on July 27, 2027.

This loan bears interest at a annual fixed rate of 8.664%. The company pays interests semiannually and the principal amortization consists of a single payment at the end of the established term.

On June 27, 2024, the interest rate was refinanced at a annual fixed rate of 7.608%, maintaining the current terms of the loan.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.66%, maintaining the current terms of the loan.

On December 19, 2025, the interest rate was refinanced at a annual fixed rate of 5.86%, maintaining the current terms of the loan.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

a.	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

b.	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

c.	Maintain an Equity higher than UF 770,000.

In addition, this loan obliges CPCh to comply with certain restrictions of affirmative nature, including maintaining insurance, maintaining the ownership of essential assets, and also to comply with certain restrictions, such as not to pledge, mortgage or grant any kind of encumbrance or real right over any fixed asset with an individual accounting value higher than UF 10,000, except under the terms established by the agreement, among other.

On the other hand, the Company, through an agreement dated July 27, 2022, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

F-91

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

As of June 30, 2026, the subsidiary and the Company were in compliance with the financial covenants.

b)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

On April 17, 2023, this loan was renewed for a 3-year term, maturing on April 17, 2026 at an annual fixed rate of 8.04% maturing April 17, 2026.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

On December 19, 2025, the interest rate was refinanced at an annual fixed rate of 6.27%, maintaining the current terms of the loan.

The subsidiary pays interest semi-annually and principal in a single payment at the end of the established term.

On April 17, 2026, this loan was fully paid.

c)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

On April 21, 2023, this loan was renewed for a 3-year term, maturing on April 21, 2026 at an annual fixed rate of 8.58%.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.32%, maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

On December 19, 2025, the interest rate was refinanced at an annual fixed rate of 6.20%, maintaining the current terms of the loan.

The subsidiary pays interest semi-annually and principal in a single payment at the end of the established term.

On April 21, 2026, this loan was fully paid.

d)	On July 19, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate of 8.70%, maturing on July 18, 2025.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.35% maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

The subsidiary pays interest semiannually and the principal in a single payment at the end of the established term.

On July 18, 2025, this loan was fully paid.

e)	On August 11, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,750,000, at a fixed interest rate of 8.598%, maturing on August 11, 2027.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.74%, maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 7.44%, maintaining the current terms of the loan.

F-92

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

On December 19, 2025, the interest rate was refinanced at a annual fixed rate of 6.07%, maintaining the current terms of the loan.

The subsidiary pays interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires compliance with certain information requirements and also with certain financial ratios, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to four times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of June 30, 2026, the subsidiary was in compliance with the financial covenants.

f)	On May 12, 2023, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,000,000, at a fixed interest rate of 7.998%, maturing on May 12, 2028.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 7.44%, maintaining the current terms of the loan.

On December 19, 2025, the interest rate was refinanced at a annual fixed rate of 6.33%, maintaining the current terms of the loan.

The subsidiary pays interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires compliance with certain information requirements and also with certain financial ratios, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to four times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of June 30, 2026, the subsidiary was in compliance with the financial covenants.

g)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027 at an annual fixed rate of 8.34%.

The Company pays interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

F-93

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

On March 31, 2023, ThCh$ 10,000,000 of principal due was paid in advance.

On May 17, 2024, the interest rate was refinanced at an annual fixed rate of 7.5%, maintaining the other current terms of the loan.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.54%, maintaining the current terms of the loan.

On April 15, 2025, this loan was fully paid.

h)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

On April 6, 2023, the loan was renewed with Banco del Estado de Chile for a term of 5 years, maturing on April 6, 2028 at an annual fixed rate of 7.17%.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.78%, maintaining the current terms of the loan.

The Company pays interest semi-annually and principal in a single payment at the end of the established term.

On April 15, 2025, this loan was fully paid.

Banco Scotiabank Chile - Bank Loans

a)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank Chile for a total of ThCh$ 10,000,000 at a fixed interest rate of 3.45%, maturing on December 9, 2025.

The subsidiary pays interest and capital semi-annually with a first payment on June 9, 2020.

On December 9, 2025, this loan was fully paid.

b)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank Chile for a total of ThCh$ 3,000,000 at a fixed interest rate of 3.95% and maturity on March 16, 2025.

The subsidiary pays interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On March, 17, 2025 this loan was fully paid.

Banco Crédito e Inversiones - Bank loans

a)	On July 23, 2021, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 100,000 at a fixed interest rate of 6.96%, maturing on June 16, 2025.

The subsidiary pays interest and principal on a monthly basis.

On June 16, 2025, the loan was fully paid.

Banco Mercantil Santa Cruz S.A. - Bank loans

a)	On June 26, 2017, the subsidiary Bebidas Bolivianas S.A. (BBO) signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians (equivalent outstanding balance is ThCh$ 5,659,538 as of June 30, 2026), at a fixed interest rate of 5.0%, maturing on April 4, 2032.

This loan accrues interest at a fixed interest rate. The subsidiary pays interest on a quarterly basis, and the capital amortization began to be settled from November 12, 2024 on a quarterly basis.

F-94

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

b)	On May 31, 2019, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians (equivalent outstanding balance is ThCh$ 2,790,381 as of June 30, 2026), at a fixed interest rate of 5.5%, maturing on June 21, 2032.

This loan accrues interest at a fixed interest rate. The subsidiary pays interest on a quarterly basis and the capital amortization began to be settled from October 31, 2024 on a quarterly basis.

c)	On June 30, 2022, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 17,150,000 bolivians (equivalent outstanding balance is ThCh$ 1,080,321 as of June 30, 2026), at a fixed interest rate of 5.5% and maturing on June 25, 2028.

This loan accrues interest at a fixed interest rate. The subsidiary will pays interest on a semi-annual basis, and the capital amortization began to be settled on June 25, 2024 on a semi-annual basis.

d)	On May 29, 2023, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 10,290,000 bolivians (equivalent outstanding balance is ThCh$ 843,044 as of June 30, 2026), at a fixed interest rate of 5.5% and maturing on May 10, 2029.

This loan accrues interest at a fixed interest rate. The subsidiary will pay interest on a semi-annual basis, and the capital amortization will begin to be settled on November 10, 2025 on a semi-annual basis.

B)	Bonds

Series J Bonds - CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million (the balance outstanding is ThCh$ 122,460,930 as of June 30, 2026) with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Consolidated Financial Statements and other specific indicated in letter C), number 1) Restrictions and compliance of financial obligations.

Series L Bonds - CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million (the balance outstanding is ThCh$ 30,615,233 as of June 30, 2026), maturing on June 1, 2027. The Series L Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The principal will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

The exchange rate risk to wich L Bond is exposed is mitigated through the use of Cross Currency Swap contracts. See the details of the Company´s hedging in Note 7 - Financial Instruments.

Series M Bonds - CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

F-95

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 81,640,620 as of June 30, 2026) with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank, It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

Series P Bonds - CCU S.A.

On March 15, 2022 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 81,640,620 as of June 30, 2026) with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester, Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

The exchange rate risk to wich L Bond is exposed is mitigated through the use of Cross Currency Swap contracts. See the details of the Company´s hedging in Note 7 - Financial Instruments.

Series International - CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of USD 600,000,000 (equivalent to ThCh$ 553,326,000 as of June 30, 2026), with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of the principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

The exchange rate risk to wich international Bond is exposed is partially mitigated through the use of Cross Currency Swap contracts. See the details of the Company´s hedging in Note 7 - Financial Instruments.

Bond Serie R - CCU S.A.

On August 30, 2022 and under number 1,115, CCU S.A. registered in the relevant securities registry a new line of bonds, in which a line of 30-year bonds was established, under which the issuer may issue one or more series of bonds to the market.

As stated in the complementary public documents dated August 26, 2022, the Series R Bond, bearer and dematerialized, has been placed for a total of UF 4 million (equivalent to ThCh$ 163,281,240 as June 30, 2026), maturing on September 15, 2042. The Series R bonds will accrue a compounded annual interest rate of 2.70% on the outstanding principal, expressed in Unidades de Fomento, calculated on the basis of equal semesters of 180 days, equivalent to 1.3410% semiannually. Interest will be accrued as from September 15, 2022, and will be paid semi-annually as from March 15, 2023. The principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bondholders and paying bank, requiring that the Company complies with the following covenants with respect to its Consolidated Financial Statements and other specific requirements indicated in letter C), number 2) Restrictions and compliance of financial obligations.

F-96

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Series D Bonds - VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions, maturing on June 1, 2025. The interest will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and required that the Company comply with certain financial covenants on its Consolidated Financial Statements and other specific requirements.

On June 1, 2025, this bonus was paid amounting ThCh$ 59,085,003.

The exchange rate risk to which D Bond was exposed was proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in Note 7 - Financial Instruments.

C)	Restrictions and compliance of financial obligations.

1)	Covenants - Series J, L, M, P Bonds.

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than 3 times, defined as the ratio between ORBDA and Financial Costs. ORBDA[1] is the sum of the accounts Gross Margin and Other Income by Function, less the accounts Distribution Costs, Administrative Expenses and Other Expenses by Function and plus the line Depreciation and Amortization recorded in the Note Costs and Expenses by Nature. For Financial Costs, the account of the same name contained in the Consolidated Statement of Income by Function. The Consolidated Financial Expense Coverage will be calculated for the twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the month of closing of such Consolidated Financial Statements.

c.	The Issuer shall maintain an Adjusted Shareholders' Equity at the consolidated level of at least ThCh$ 312,516,750. For these purposes, Adjusted Shareholders' Equity corresponds to the sum of /i/ the account Equity attributable to owners of the controlling company contained in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provided according to policy, as well as all other accounts related to provision for dividends, contained in the Consolidated Statement of Changes in Shareholders' Equity.

d.	The Issuer shall maintain unencumbered assets for an amount equal to at least 1.2 times the outstanding amount of unsecured financial debt, For these purposes, assets and debts shall be valued at book value. The term "unencumbered assets" means: /a/ the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets pledged as collateral indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Financial Debt, the definition given to this term is found in the Indenture.

[1] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

e.	The Issuer shall maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production, indistinctly, of Beer and/or Alcoholic Beverages and/or Nectars and/or Mineral and/or Bottled Waters, hereinafter the "Essential Businesses", equal to or not less, either with respect to one or more of the aforementioned categories or all of them together, than 15.9 million hectoliters per year.

g.	The Issuer shall maintain, directly or through a subsidiary, ownership of the trademark "CRISTAL", word or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of June 30, 2026, the Company was in compliance with the financial covenants.

2)	Covenants - Series R Bonds.

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[2] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in number Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with number Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

[2] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F-98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of June 30, 2026, the Company was in compliance with the financial covenants.

F-99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 22 Right of use assets and Lease liabilities

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2025
Historic cost	67,640,867	12,451,324	9,861,206	89,953,397
Accumulated depreciation	(29,876,137)	(9,923,152)	(5,136,936)	(44,936,225)
Book Value	37,764,730	2,528,172	4,724,270	45,017,172
Additions	8,511,775	3,760,456	1,991,906	14,264,137
Conversion effect historic (cost)	(3,403,254)	(2,891,210)	9,106	(6,285,358)
Depreciation (*)	(8,474,102)	(1,801,798)	(2,285,403)	(12,561,303)
Conversion effect (depreciation)	1,637,684	2,447,447	489	4,085,620
Others increases (decreases) (1)	2,684,517	806,554	189,060	3,680,131
Write off (cost)	(3,350,017)	(451,572)	(312,948)	(4,114,537)
Write off (depreciation)	3,316,598	159,439	222,104	3,698,141
Sub-Total	923,201	2,029,316	(185,686)	2,766,831
Book Value	38,687,931	4,557,488	4,538,584	47,784,003
As of December 31, 2025
Historic cost	70,570,666	14,408,438	11,756,484	96,735,588
Accumulated depreciation	(31,882,735)	(9,850,950)	(7,217,900)	(48,951,585)
Book Value	38,687,931	4,557,488	4,538,584	47,784,003

As of June 30, 2026
Additions	7,964,355	11,295,197	962,104	20,221,656
Conversion effect historic (cost)	64,816	10,477	(5,912)	69,381
Depreciation (*)	(5,477,221)	(1,636,014)	(1,190,580)	(8,303,815)
Conversion effect (depreciation)	(17,567)	(26,129)	2,715	(40,981)
Others increases (decreases) (1)	2,919,459	576,542	28,973	3,524,974
Sub-Total	5,453,842	10,220,073	(202,700)	15,471,215
Book Value	44,141,773	14,777,561	4,335,884	63,255,218
As of June 30, 2026
Historic cost	82,065,379	27,321,826	12,741,649	122,128,854
Accumulated depreciation	(37,923,606)	(12,544,265)	(8,405,765)	(58,873,636)
Book Value	44,141,773	14,777,561	4,335,884	63,255,218

(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.
(*)	This amount includes ThCh$ 205,294 (ThCh$ 97,320 as June 30, 2025) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of June 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities (1)	14,713,282	52,116,512	9,689,870	42,232,779
Total	14,713,282	52,116,512	9,689,870	42,232,779

(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 3.95% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of June 30, 2026

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	10,038	29,740	39,778	Monthly	6.23
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	17,793	-	17,793	Monthly	5.28
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	168,409	514,260	682,669	Monthly	3.95
Subtotal							196,240	544,000	740,240
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	152,427	308,696	461,123	Monthly	5.98
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	95,955	312,157	408,112	Monthly	4.89
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,470,373	6,819,858	9,290,231	Monthly	2.78
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	72,054	97,997	170,051	Monthly	62.43
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	756,035	2,215,319	2,971,354	Monthly	6.63
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	32,578	97,735	130,313	Monthly	10.95
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	105,381	316,142	421,523	Quarterly	10.24
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	4,748	14,245	18,993	Monthly	10.25
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	25,335	76,007	101,342	Monthly	5.34
Subtotal (leases IFRS )							3.714.886	10.258.156	13.973.042
Total							3.911.126	10.802.156	14.713.282

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	12,775	38,326	51,101	Monthly
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	17,934	-	17,934	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	353,541	1,060,622	1,414,163	Monthly
Subtotal							384,250	1,098,948	1,483,198
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	168,321	332,969	501,290	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,680,517	7,336,390	10,016,907	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	120,805	362,424	483,229	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	158,112	270,512	428,624	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	924,738	2,710,378	3,635,116	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	38,007	114,019	152,026	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	159,123	477,368	636,491	Quarterly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	9,799	29,398	39,197	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	31,477	94,431	125,908	Monthly
Subtotal (leases IFRS )							4,290,899	11,727,889	16,018,788
Total							4,675,149	12,826,837	17,501,986

As of December 31, 2025

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	17,361	35,321	52,682	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	161,035	491,723	652,758	Monthly	3.95
Subtotal							178,396	527,044	705,440
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	56,062	162,479	218,541	Monthly	6.30
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,943,583	4,960,799	6,904,382	Monthly	3.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	112,186	297,096	409,282	Monthly	4.96
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	77,179	231,532	308,711	Monthly	56.94
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	126,118	378,352	504,470	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	4,224	13,339	17,563	Monthly	10.25
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	87,347	313,995	401,342	Quarterly	10.24
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	21,408	67,499	88,907	Monthly	9.77
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	41,322	89,910	131,232	Monthly	7.71
Subtotal (leases IFRS )							2,469,429	6,515,001	8,984,430
Total							2,647,825	7,042,045	9,689,870

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	17,995	53,801	71,796	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	344,080	1,032,239	1,376,319	Monthly
Subtotal							362,075	1,086,040	1,448,115
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	61,603	167,161	228,764	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,153,072	5,468,102	7,621,174	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	158,702	432,019	590,721	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	194,584	447,643	642,227	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	157,491	468,116	625,607	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	28,390	85,170	113,560	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	469,562	1,408,687	1,878,249	Quarterly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	9,639	28,917	38,556	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	49,877	106,264	156,141	Monthly
Subtotal (leases IFRS )							3,282,920	8,612,079	11,894,999
Total							3,644,995	9,698,119	13,343,114

F-102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Non-current lease liabilities

As of June 30, 2026

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	CCU and subsidiaries	Chile	97,030,000-7	Suppliers of PPE	Chile	CLP	86,429	80,698	-	167,127	Monthly	6.23
90,413,000-1	CCU and subsidiaries	Chile	99,012,000-5	Suppliers of PPE	Chile	UF	1,440,274	1,546,997	18,411,421	21,398,692	Monthly	3.95
Subtotal							1,526,703	1,627,695	18,411,421	21,565,819
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	108,848	-	-	108,848	Monthly	6.03
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	10,602,797	4,345,602	2,428,496	17,376,895	Monthly	2.78
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	392,510	355,886	657,663	1,406,059	Monthly	4.89
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	186,216	10,611	-	196,827	Monthly	62.43
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	6,431,350	2,403,173	-	8,834,523	Monthly	6.63
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	160,114	24,969	-	185,083	Monthly	10.95
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	1,056,684	1,056,684	95,974	2,209,342	Quarterly	10.24
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	57,480	57,480	74,246	189,206	Monthly	10.25
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	43,910	-	-	43,910	Monthly	5.34
Subtotal (leases IFRS )							19,039,909	8,254,405	3,256,379	30,550,693
Total							20,566,612	9,882,100	21,667,800	52,116,512

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	102,204	85,170	-	187,374	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,828,324	2,828,324	23,569,369	29,226,017	Monthly
Subtotal							2,930,528	2,913,494	23,569,369	29,413,391
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	120,089	-	-	120,089	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	11,395,679	4,646,862	2,562,029	18,604,570	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	517,618	467,117	937,117	1,921,852	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	529,730	73,985	-	603,715	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	7,202,544	2,683,586	-	9,886,130	Monthly
0-E	CCU y subsidiarias	Paraguay	-	Suppliers of PPE	Paraguay	PYG	171,750	27,225	-	198,975	Monthly
0-E	CCU y subsidiarias	Paraguay	-	Suppliers of PPE	Paraguay	USD	1,272,982	1,272,982	117,507	2,663,471	Quarterly
0-E	CCU y subsidiarias	Paraguay	-	Suppliers of PPE	Paraguay	USD	78,396	78,396	101,261	258,053	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	41,969	-	-	41,969	Monthly
Subtotal (leases IFRS )							21,330,757	9,250,153	3,717,914	34,298,824
Total							24,261,285	12,163,647	27,287,283	63,712,215

As of December 31, 2025

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,377,020	1,478,860	18,305,323	21,161,203	Monthly	3.95
Subtotal							1,377,020	1,478,860	18,305,323	21,161,203
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	139,434	-	-	139,434	Monthly	6.30
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	8,816,550	3,555,537	2,693,110	15,065,197	Monthly	3.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	495,625	355,927	734,015	1,585,567	Monthly	4.96
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	239,741	24,806	-	264,547	Monthly	56.94
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	923,992	230,998	-	1,154,990	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	150,455	55,878	-	206,333	Monthly	9.77
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	843,181	1,030,857	492,388	2,366,426	Quarterly	10.24
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	40,992	50,274	104,132	195,398	Monthly	10.25
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	93,684	-	-	93,684	Monthly	7.71
Subtotal (leases IFRS )							11,743,654	5,304,277	4,023,645	21,071,576
Total							13,120,674	6,783,137	22,328,968	42,232,779

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F-103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,752,638	2,752,638	23,626,813	29,132,089	Monthly
Subtotal							2,752,638	2,752,638	23,626,813	29,132,089
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	139,309	-	-	139,309	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	9,545,568	3,893,699	2,858,970	16,298,237	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	818,273	659,500	1,297,798	2,775,571	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	630,883	148,517	-	779,400	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,023,556	298,536	-	1,322,092	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	1,508,419	-	-	1,508,419	Quarterly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	77,114	77,114	118,883	273,111	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	173,024	54,508	-	227,532	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	108,722	-	-	108,722	Monthly
Subtotal (leases IFRS )							14,024,868	5,131,874	4,275,651	23,432,393
Total							16,777,506	7,884,512	27,902,464	52,564,482

Below is the detail of future payments and the value of lease liabilities:

	As of June 30, 2026
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	4,675,149	764,023	3,911,126
3 months to 1 year	12,826,837	2,024,681	10,802,156
Over 1 year to 3 years	24,261,285	3,694,673	20,566,612
Over 3 years to 5 years	12,163,647	2,281,547	9,882,100
More than 5 years	27,287,283	5,619,483	21,667,800
Total	81,214,201	14,384,407	66,829,794

	As of December 31, 2025
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	3,644,995	997,170	2,647,825
3 months to 1 year	9,698,119	2,656,074	7,042,045
Over 1 year to 3 years	16,777,506	3,656,832	13,120,674
Over 3 years to 5 years	7,884,512	1,101,375	6,783,137
More than 5 years	27,902,464	5,573,496	22,328,968
Total	65,907,596	13,984,947	51,922,649

F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Reconciliation of liabilities arising from financing activities:

	As of December 31, 2025	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of June 30, 2026
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	124,816,755	(66,015,871)	(3,405,910)	45,473,241	4,236,983	1,637,078	-	1,906,417	108,648,693
Bond payable	41,058,780	(15,235,358)	(15,010,191)	-	15,421,806	954,512	-	14,973,037	42,162,586
Lease liabilities	9,689,870	(7,757,820)	(1,920,964)	-	1,918,558	636,641	5,930,275	6,216,722	14,713,282
Total others financial liabilities current	175,565,405	(89,009,049)	(20,337,065)	45,473,241	21,577,347	3,228,231	5,930,275	23,096,176	165,524,561
Non-current
Bank borrowings	39,713,245	-	-	-	-	-	-	(2,045,030)	37,668,215
Bond payable	992,483,210	-	-	-	-	21,288,047	-	(14,973,037)	998,798,220
Lease liabilities	42,232,779	-	-	-	-	819,969	14,291,381	(5,227,617)	52,116,512
Total others financial liabilities non-current	1,074,429,234	-	-	-	-	22,108,016	14,291,381	(22,245,684)	1,088,582,947
Total Others financial liabilities	1,249,994,639	(89,009,049)	(20,337,065)	45,473,241	21,577,347	25,336,247	20,221,656	850,492	1,254,107,508

	As of December 31, 2024	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of June 30, 2025
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	41,257,611	(29,727,622)	(4,611,125)	84,160,613	4,427,339	(1,414)	-	(3,504,432)	92,000,970
Bond payable	98,433,154	(73,489,688)	(16,544,639)	-	16,095,402	1,956,304	-	14,452,717	40,903,250
Lease liabilities	9,451,551	(6,137,290)	(1,594,081)	-	1,594,081	1,751,751	1,165,272	3,083,099	9,314,383
Total others financial liabilities current	149,142,316	(109,354,600)	(22,749,845)	84,160,613	22,116,822	3,706,641	1,165,272	14,031,384	142,218,603
Non-current
Bank borrowings	166,647,324	(120,000,000)	-	-	-	4,893	-	(11,645,771)	35,006,446
Bond payable	1,059,003,920	-	-	-	-	(27,216,200)	-	(14,452,717)	1,017,335,003
Lease liabilities	39,782,317	-	-	-	-	(981,301)	6,474,908	(3,738,339)	41,537,585
Total others financial liabilities non-current	1,265,433,561	(120,000,000)	-	-	-	(28,192,608)	6,474,908	(29,836,827)	1,093,879,034
Total Others financial liabilities	1,414,575,877	(229,354,600)	(22,749,845)	84,160,613	22,116,822	(24,485,967)	7,640,180	(15,805,443)	1,236,097,637

F-105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of June 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	325,154,361	-	377,576,378	-
Trade an other current payables	325,154,361	-	377,576,378	-
Withholdings payable	48,987,346	-	83,050,833	-
Trade accounts payable withholdings	48,987,346	-	83,050,833	-
Total	374,141,707	-	460,627,211	-

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of June 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	1,557,604	2,153,683	929,495	1,716,308
Others	2,244,058	161,233	2,244,058	162,964
Total	3,801,662	2,314,916	3,173,553	1,879,272

The changes in provisions are detailed as follows:

	Litigation (*)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2025	2,753,316	2,499,313	5,252,629
Incorporated	1,453,152	-	1,453,152
Used	(490,265)	-	(490,265)
Released	(175,532)	-	(175,532)
Conversion effect	(894,868)	(92,291)	(987,159)
Changes	(107,513)	(92,291)	(199,804)
As of December 31, 2025	2,645,803	2,407,022	5,052,825
As of June 30, 2026
Incorporated	2,007,379	-	2,007,379
Used	(516,725)	-	(516,725)
Released	(426,224)	-	(426,224)
Conversion effect	1,054	(1,731)	(677)
Changes	1,065,484	(1,731)	1,063,753
As of June 30, 2026	3,711,287	2,405,291	6,116,578

(*) See Note 35 - Contingencies and commitments.

F-106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The maturities of provisions as of June 30, 2026, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	1,557,604	2,244,058	3,801,662
Between 1 and 5 years	480,288	161,233	641,521
More than 5 years	1,673,395	-	1,673,395
Total	3,711,287	2,405,291	6,116,578

The maturities of provisions as of December 31, 2025, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	929,495	2,244,058	3,173,553
Between 1 and 5 years	425,540	162,964	588,504
More than 5 years	1,290,768	-	1,290,768
Total	2,645,803	2,407,022	5,052,825

The provisions for Litigation and Other - current and non-current correspond to estimates made by the Administration, intended to cover eventual effects that may derive from the resolution of trials/claims or uncertainties to which the Company is exposed. Such trails/claims or uncertainties derive from transactions that are part of the normal course of CCU's business and the countries where it operates and whose details and scopes are not fully public knowledge, so that its detailed exposition could affect the interests of the Company and the progress of the resolution of these, according to the legal reserves of each administrative and judicial procedure. Therefore, based on the provisions of IAS 37 "Provisions, contingent liabilities and contingent assets", paragraph 92, although the amounts provisioned in relation to these trials/claims or uncertainties are indicated, no further detail of the same at the closing of these Financial Statements.

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Refundable tax previous year	9,950,309	6,051,483
Tax payments in advance	9,118,568	9,970,091
Others credits	632,433	1,681,672
Total	19,701,310	17,703,246

F-107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Current tax liabilities

Tax payables are detailed as follows:

	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Income tax	2,753,379	13,600,275
Monthly tax payment in advance	3,404,819	3,223,633
Tax under Article N°21	49,893	123,163
Others	1,173,099	1,938,228
Total	7,381,190	18,885,299

Tax expense

The detail of income tax and deferred income tax expense is as follows:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Deferred taxes	12,353,969	28,259,523	7,518,558	17,243,366
Prior year adjustments	(169,656)	(491,177)	(169,656)	(491,177)
Tax loss benefits	9,977,774	22,228,960	19,636,967	27,437,679
Total deferred tax income (expense)	22,162,087	49,997,306	26,985,869	44,189,868
Current tax expense	(18,537,414)	(17,160,956)	(5,141,207)	(7,639,244)
Prior period adjustments	554,307	(162,942)	554,306	(162,942)
Total (expenses) income for current taxes	(17,983,107)	(17,323,898)	(4,586,901)	(7,802,186)
(Expense) Income from income tax	4,178,980	32,673,408	22,398,968	36,387,682

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	M$	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	2,188,085	34,373	3,053,307	204,221
Actuarial gains and losses deriving from defined benefit plans	259,413	94,844	181,877	40,841
(Charge) credit to equity	2,447,498	129,217	3,235,184	245,062

F-108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Effective Rate

The Company’s effective income tax rate expense for the three months ended June 30, 2026 and 2025 represents 12.15% and 185.63% respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the six-months periods ended as of June 30,				For the three-monts periods ended as of June 30,
	2026		2025		2026		2025
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	34,387,616		17,602,026		(42,880,070)		(47,600,214)
Income tax using the statutory rate	(9,284,656)	27.00	(4,752,547)	27.00	11,577,619	27.00	12,852,058	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	11,633,549	(33.83)	24,090,543	(148.98)	7,700,491	17.96	12,403,776	38.94
(Provisional) reversal of deferred taxes	-	-	12,582,860	(71.49)	-	-	9,455,103	11.46
Effect of tax rates in foreing subsidiaries	1,445,436	(4.20)	1,406,671	(7.99)	2,736,208	6.38	2,330,864	4.90
Prior year adjustments	384,651	(1.12)	(654,119)	15.83	384,650	0.90	(654,119)	(5.85)
Income tax (expense) benefit	4,178,980	(12.15)	32,673,408	(185.63)	22,398,968	52.24	36,387,682	76.45

Deferred taxes

Deferred tax assets and liabilities included in the Interim Consolidated Financial Statements are detailed as follows:

	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Deferred tax assets
Impairment provision of accounts receivable	1,597,724	1,864,347
Others non-tax expenses	38,740,063	35,895,298
Benefits to staff	19,142,903	19,781,603
Inventory valuation	4,176,167	2,104,510
Intangibles	382,397	363,655
Property, Plant and Equipment	2,815,358	3,341,235
Deferred taxes related to assets arising from a single transaction	19,167,689	14,479,640
Others assets	4,387,500	4,689,684
Tax loss carryforwards	79,752,989	69,049,982
Subtotal by deferred tax assets	170,162,790	151,569,954
Deferred tax liabilities offset	(125,025,340)	(105,803,307)
Total assets from deferred taxes	45,137,450	45,766,647

Deferred taxes liabilities
Property, Plant and Equipment	121,241,925	111,954,455
Agricultural operation expenses	12,501,536	11,210,354
Manufacturing indirect activation costs	3,630,514	3,267,598
Intangibles	51,564,105	46,352,413
Deferred taxes related to liabilities arising from a single transaction	18,346,267	13,459,146
Others liabilities	7,909,279	8,525,192
Subtotal by deferred tax liabilities	215,193,626	194,769,158
Deferred tax assets offset	(125,025,340)	(105,803,307)
Total liabilities from deferred taxes	90,168,286	88,965,851
Total	(45,030,836)	(43,199,204)

F-109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely, Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2025	(86,407,600)
Deferred income tax credit	68,327,164
Conversion effect	9,360,087
Deferred taxes against equity	430,721
Others increases (decreases) (1)	(34,909,576)
Sub-Total	43,208,396
As of December 31, 2025	(43,199,204)

As of January 1, 2026
Deferred income tax credit	22,162,087
Conversion effect	(1,920,947)
Deferred taxes against equity	259,413
Others increases (decreases) (1)	(22,332,185)
Sub-Total	(1,831,632)
As of June 30, 2026	(45,030,836)

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.

International Tax Reform - Pillar Two Model Rules

The Company has assessed the application of IAS 12 "Income Taxes" on the International Tax Reform (Pillar Two model rules), which aims to ensure that multinational groups pay a minimum effective tax rate of 15%. Based on the analysis performed, the Company has determined that the effects recognized by this regulation have not had a significant impact on the Consolidated Financial Statements.

F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of June 30, 2026 and December 31, 2025, the total staff benefits recorded in the Interim Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of June 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	40,437,652	-	47,154,158	-
Employment termination benefits	1,117,139	51,496,377	1,324,599	53,439,952
Total	41,554,791	51,496,377	48,478,757	53,439,952

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation, Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Interim Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Vacation	20,519,804	21,586,907
Bonus and compensation	19,917,848	25,567,251
Total	40,437,652	47,154,158

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was a 5.93% and the Argentina of a 24.76% for the period ended on June 30, 2026 and the December 31, 2025.

F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Current	1,117,139	1,324,599
Non-current	51,496,377	53,439,952
Total	52,613,516	54,764,551

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$
Balance as of January 1, 2025	48,639,060
Current cost of service	5,323,506
Interest cost	3,566,095
Actuarial (Gain) losses	1,616,424
Paid-up benefits	(4,992,942)
Past service cost	2,626,860
Conversion effect	(1,803,497)
Others	(210,955)
Changes	6,125,491
As of December 31, 2025	54,764,551
Current cost of service	2,650,878
Interest cost	1,920,248
Actuarial (Gain) losses	960,790
Paid-up benefits	(9,441,614)
Past service cost	1,665,520
Conversion effect	93,143
Changes	(2,151,035)
As of June 30, 2026	52,613,516

The figures recorded in the Interim Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Current cost of service	2,650,878	2,402,103	2,150,349	1,376,054
Past service cost	1,665,520	979,081	428,792	299,646
Non-provided paid benefits	12,577,980	6,827,577	4,461,047	3,771,060
Others	658,145	37,961	697,914	78,653
Total expense recognized in Consolidated Interim Statement of Income	17,552,523	10,246,722	7,738,102	5,525,413

F-112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Actuarial Assumptions

As mentioned in Note 2 - Summary of material accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of June 30, 2026	As of December 31, 2025	As of June 30, 2026	As of December 31, 2025
Mortality table			RV-2020	RV-2020	Gam '83	Gam '83
Annual interest rate			5.93%	5.93%	24.76%	24.76%
Voluntary employee turnover rate			4.3%	4.3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			6.1%	6.1%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3.7%	3.7%	17.7%	17.7%
Estimated retirement age for (*)	Officers		60	60	60	60
	Others	Male	65	65	65	65
		Female	60	60	60	60

(*) Weighted average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1% on the discount rate:

Sensitivity Analysis	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	3,288,063	3,148,573
1% decrease in the Discount Rate (Loss)	(3,769,449)	(3,610,106)

Personnel expense

The amounts recorded in the Interim Consolidated Statement of Income are detailed as follows:

Personal expense	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	152,402,159	147,947,718	73,533,675	71,088,437
Employees’ short-term benefits	20,681,600	21,400,437	11,572,971	12,253,638
Total expenses for short-term employee benefits	173,083,759	169,348,155	85,106,646	83,342,075
Employments termination benefits	17,552,523	10,246,722	7,738,102	5,525,413
Others staff expense	28,041,839	29,691,434	12,614,848	14,061,455
Total (1)	218,678,121	209,286,311	105,459,596	102,928,943

(1)	See Note 30 - Natures of cost and expense.

F-113

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of June 30, 2026		As of December 31, 2025
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Parent dividend provisioned according to policy	16,571,749	-	27,537,863	-
Outstanding parent dividends (1)	1,210,608	-	1,227,337	-
Subsidiaries dividends according to policy	1,547,844	-	11,274,532	-
Total dividends payable	19,330,201	-	40,039,732	-
Income received in advance	1,654,503	3,663,822	1,456,265	3,940,400
Others	63,542	-	1,685	-
Total	21,048,246	3,663,822	41,497,682	3,940,400

(1)	See Note 28 - Common Shareholders’ Equity, dividends.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of June 30, 2026 and December 31, 2025 the Company’s capital shows a balance of ThCh$ 562,693,346 divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as June 30, 2026 and December 31, 2025.

Capital Management

The main purpose, when managing shareholder’s capital, is to maintain an adequate credit risk profile and a healthy capital ratio, allowing the access of the Company to the capitals market for the development of its medium and long term purposes and, at the same time, to maximize shareholder’s return.

Earnings per share

The basic earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the period attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

F-114

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
Equity holders of the controlling company (ThCh$)	33,143,498	46,559,586	(20,712,477)	(11,218,022)
Weighted average number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	89.70	126.01	(56.05)	(30.36)
Equity holders of the controlling company (ThCh$)	33,143,498	46,559,586	(20,712,477)	(11,218,022)
Weighted average number of shares	369,502,872	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	89.70	126.01	(56.05)	(30.36)

As of June 30, 2026 and December 31, 2025, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

The distributable net income, in accordance with the Board of Directors, will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of June 30, 2026 and December 31, 2025 the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
270	03-30-2025	Final	100.28470	2024
271	11-21-2025	Interim	84.00000	2025
272	04-24-2026	Final	74.52679	2025

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 16, 2025, the shareholders approved the distribution of a final Dividend No. 270 of Ch$ 100.28470 per share, for a total amount to be distributed of ThCh$ 37,055,485 charged against 2024’s Net income. This dividend was paid since April 30, 2025.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on November 5, 2025, the shareholders approved the distribution of an interim Dividend No. 271 of Ch$ 84.00000 per share, for a total amount to be distributed of ThCh$ 31,038,241. This dividend was paid since November 21, 2025.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 15, 2026, the shareholders approved the distribution of a final Dividend No. 272 of Ch$ 74.52679 per share, for a total amount to be distributed of ThCh$ 27,537,863 charged against 2025’s Net income. This dividend was paid since April 24, 2026.

F-115

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	(8,104,017)	2,188,085	(5,915,932)
Gains (losses) on exchange differences on translation (1)	90,322,388	-	90,322,388
Gains (losses) from defined benefit plans	(960,790)	259,413	(701,377)
Total comprehensive income As of June 30, 2026	81,257,581	2,447,498	83,705,079

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	(127,306)	34,373	(92,933)
Gains (losses) on exchange differences on translation (1)	(17,218,729)	-	(17,218,729)
Gains (losses) from defined benefit plans	(351,275)	94,844	(256,431)
Total comprehensive income As of June 30, 2025	(17,697,310)	129,217	(17,568,093)

(1) These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive income (OCI)

The movement of other comprehensive income is detailed as follows:

a) As of June 30, 2026:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2026	(57,529,911)	(3,675,022)	(11,579,637)	(1,688,262)	(74,472,832)
Changes
Reclassification of OCI to the value of the hedged asset	-	(8,104,017)	-	-	(8,104,017)
Reserve of Actuarial gains and losses on defined benefit plans	-	-	(935,771)	-	(935,771)
Conversion of joint ventures and foreign subsidiaries	15,464,859	-	-	40	15,464,899
Inflation adjustment of subsidiaries in Argentina	69,225,919	-	-	-	69,225,919
Income tax	-	2,188,085	252,658	-	2,440,743
Subtotales	84,690,778	(5,915,932)	(683,113)	40	78,091,773
Total as of June 30, 2026	27,160,867	(9,590,954)	(12,262,750)	(1,688,222)	3,618,941
Non-controlling interests	5,631,610	-	(18,264)	(40)	5,613,306
Sub-Total	90,322,388	(5,915,932)	(701,377)	-	83,705,079

F-116

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

b) As of June 30, 2025:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2025	50,582,827	(3,931,432)	(10,430,064)	(1,688,234)	34,533,097
Increase (decrease) due to changes in accounting policies (1)	(59,151,843)	-	-	-	(59,151,843)
Initial balance restated	(8,569,016)	(3,931,432)	(10,430,064)	(1,688,234)	(24,618,746)
Changes
Reclassification of OCI to the value of the hedged asset	-	(82,164)	-	-	(82,164)
Reserve of Actuarial gains and losses on defined benefit plans	-	-	(359,352)	-	(359,352)
Conversion of joint ventures and foreign subsidiaries	(68,679,165)	-	-	(701)	(68,679,866)
Inflation adjustment of subsidiaries in Argentina	58,852,384	-	-	-	58,852,384
Income tax	-	22,184	97,025	-	119,209
Equity holders of the parent	(9,826,781)	(59,980)	(262,327)	(701)	(10,149,789)
Total as of June 30, 2025	(18,395,797)	(3,991,412)	(10,692,391)	(1,688,935)	(34,768,535)
Non-controlling interests	(7,391,948)	(32,953)	5,896	701	(7,418,304)
Sub-Total	(17,218,729)	(92,933)	(256,431)	-	(17,568,093)

(1) See Note 2 - Summary of material accounting policies, number (2.4) Foreign currency and adjustment units.

c) As of December 31, 2025:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2025	50,582,827	(3,931,432)	(10,430,064)	(1,688,234)	34,533,097
Increase (decrease) due to changes in accounting policies (1)	(61,607,045)	-	-	-	(61,607,045)
Initial balance restated	(11,024,218)	(3,931,432)	(10,430,064)	(1,688,234)	(27,073,948)
Changes
Reclassification of OCI to the value of the hedged asset	-	351,247	-	-	351,247
Reserve of Actuarial gains and losses on defined benefit plans	-	-	(1,566,931)	-	(1,566,931)
Conversion of joint ventures and foreign subsidiaries	(155,912,897)	-	-	(28)	(155,912,925)
Inflation adjustment of subsidiaries in Argentina	109,407,204	-	-	-	109,407,204
Income tax	-	(94,837)	417,358	-	322,521
Propietarios de la controladora	(46,505,693)	256,410	(1,149,573)	(28)	(47,398,884)
Total as of December 31, 2025	(57,529,911)	(3,675,022)	(11,579,637)	(1,688,262)	(74,472,832)
Non-controlling interests	(4,234,420)	(32,953)	(36,130)	28	(4,303,475)
Sub-Total	(50,740,113)	223,457	(1,185,703)	-	(51,702,359)

(1) See Note 2 - Summary of material accounting policies, number (2.4) Foreign currency and adjustment units.

F-117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Others Reserves

The reserves that are a part of the Company’s equity are as follows:

Reserve of exchange differences on translation: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Interim Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of June 30, 2026, December 31, 2025 and June 30, 2025 it amounts to a reserve of ThCh$ 27,160,867, negative of ThCh$ 57,529,911 and negative of ThCh$ 18,395,797, respectively.

Reserve of cash flows hedges: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in to income statement. As of June 30, 2026, December 31, 2025 and June 30, 2025, the amounts in the balance related to Hedging reserves are negative of ThCh$ 9,590,954, ThCh$ 3,675,022 and ThCh$ 3,991,412, respectively, net of deferred taxes.

Reserve of Actuarial gains and losses on defined benefit plans: This reserve is originated from January 1, 2013, as a result of the application of the Amendment to IAS No. 19 and whose effect as of June 30, 2026, December 31, 2025 and June 30, 2025 is a negative reserve of ThCh$ 12,262,750, ThCh$ 11,579,637 and ThCh$ 10,692,391, respectively, net of deferred taxes.

Other reserves: As of June 30, 2026, December 31, 2025 and June 30, 2025, the amount is a negative reserve of ThCh$ 180,643,729, ThCh$ 40,117,804 and ThCh$ 39,510,454, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 respectively (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Inversiones S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. As a result of the aforementioned, CK reached a total participation of 50.0004% on this subsidiary (increase of ThCh$ 60,887).
-	Difference in purchase of shares of Sáenz Briones and Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 7, 2022 (increase of ThCh$ 102,625).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. carried out on March 10, 2023 (decrease of ThCh$ 908,438).
-	Record of the Put option agreement to exercise the acquisition of the total shareholding in the subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. made on March 16, 2023 (decrease of ThCh$ 28,554,664 as of December 31, 2023) which was reversed on February 20, 2024 against the financial liability recorded.
-	Difference from issuance of Aguas de Origen S.A. share premium on March 30, 2023 (increase of ThCh$ 148,438).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. carried out on February 20, 2024 (decrease of ThCh$ 10,425,156).
-	Registration of a change in the shareholding of the subsidiary Cervecería Kunstmann S.A., of 10% of Cervecera Guayacán SpA. made on April 26, 2024 (increase of ThCh$ 31,300).
-	Sale of shares of Cervecería Szot SpA. made on April 29, 2024 (decrease of ThCh$ 60,881).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on November 21, 2024 (increase of ThCh$ 681,186).

F-118

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

-	Sales of shares of Bebidas del Paraguay S.A. on December 11, 2024, which generated a positive effect on the Company’s equity of ThCh$ 7,166,503.
-	Registration of a change in the shareholding of the subsidiary Cervecería Kunstmann S.A., of 19.9998% of Cerveza Guayacán SpA. made on December 5, 2025 (decrease of ThCh$ 118) (See Note 1 - General Information, letter C), number (6)).
-	Sales of shares of Cervecera Guayacán SpA. dated December 9, 2025 (decrease of ThCh$ 88,743), (See Note 1 - General Information, letter C), number (4)).
-	Purchase of shares of Cerveza Dolbek SpA. dated December 26, 2025 (increase of ThCh$ 721), (See Note 1 - General Information, letter C), number (8)).
-	Capital reduction of Cervecería Belga de la Patagonia SpA. dated December 30, 2025 (decrease of ThCh$ 519,883), (See Note 1 - General Information, letter C), number (8)).
-	Capital reduction Bebidas del Paraguay S.A. according to scission act of assets dated February 24, 2026, which generated a negative effect on the Company’s equity of ThCh$ 1,463,139, (See Note 1 - General Information, letter C), number (3)).
-	Decrease due to the effect of the Share Purchase Agreement with Nestlé Chile S.A. dated June 5, 2026, which generated a negative effect on the Company equity of ThCh$ 139,062,826 (Note 1 - General Information, letter C), number (11)).

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	-	29,017,854
Cervecería Kunstmann S.A.	10,125,701	10,777,965
Compañía Pisquera de Chile S.A.	15,051,901	13,804,349
D&D SpA.	1,494,985	1,470,487
Viña San Pedro Tarapacá S.A.	44,680,506	43,571,656
Aguas de Origen S.A.	13,647,361	10,405,846
AV S.A.	9,513,061	8,883,738
Bebidas Bolivianas BBO S.A.	2,927,140	3,610,097
Bebidas del Paraguay S.A.	26,446,137	21,264,653
Distribuidora del Paraguay S.A.	988,235	1,041,031
Otros	736,215	683,281
Total	125,611,242	144,530,957

b.	Net income attributable to non-controlling interest

Result	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	5,930,243	5,314,440	1,686,632	1,998,377
Viña San Pedro Tarapacá S.A.	176,461	1,367,833	173,357	921,427
Cervecería Kunstmann S.A.	(697,923)	(462,846)	(369,773)	(255,539)
Compañía Pisquera de Chile S.A.	2,272,691	1,801,814	1,404,239	1,025,436
Distribuidora del Paraguay S.A.	(66,652)	(2,142,208)	696,480	(2,284,907)
Bebidas del Paraguay S.A.	523,967	1,610,083	(934,815)	1,271,586
D&D SpA.	34,998	89,969	5,129	68,066
Aguas de Origen S.A.	(759,324)	(1,727,412)	(1,319,421)	(1,609,477)
AV S.A.	(213,135)	(557,961)	(112,983)	(334,436)
Bebidas Bolivianas BBO S.A.	(1,829,404)	(1,637,882)	(1,009,679)	(824,226)
Others	51,176	60,018	12,209	29,183
Total	5,423,098	3,715,848	231,375	5,490

F-119

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

c.	The Summarized financial information of non-controlling interest is detailed as follows:

Assets and Liabilities	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Assets and Liabilities
Current assets	750,446,649	796,162,556
Non-current assets	861,634,337	839,974,559
Current liabilities	423,897,697	486,847,357
Non-current liabilities	134,027,394	134,792,829

Dividends paid to noncontrolling interests	12,387,003	11,939,712

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following summarized financial information:

Assets and Liabilities	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Assets and Liabilities
Current assets	213,035,625	213,037,392
Non-current assets	242,042,239	239,622,023
Current liabilities	124,228,194	128,539,328
Non-current liabilities	29,571,759	30,319,082

Result	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	121,368,164	136,465,070	65,651,027	76,443,558
Net income of year	1,189,866	9,223,217	1,168,936	6,213,128

Dividend payed for Viña San Pedro Tarapacá S.A. are ThCh$ 5,169,051 and ThCh$ 9,612,263, as of June 30, 2026 and 2025, respectively.

F-120

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Direct cost	598,572,810	587,954,141	253,817,803	247,445,894
Personnel expense (1)	218,678,121	209,286,311	105,459,596	102,928,943
Transportation and distribution	186,687,957	187,521,525	81,909,012	78,894,259
Advertising and promotion	79,753,750	86,312,233	40,045,975	39,397,101
Depreciation and amortization	80,898,013	76,827,748	41,037,752	37,156,952
Materials and maintenance	50,000,229	49,228,812	25,900,096	24,671,243
Energy	22,847,339	23,069,974	10,523,309	10,067,401
Leases (2)	12,086,067	12,678,711	6,154,366	6,728,266
Others expenses (3)	99,935,168	96,424,825	54,455,212	51,351,239
Total	1,349,459,454	1,329,304,280	619,303,121	598,641,298

(1)	See Note 26 - Employee benefits.
(2)	Consists mainly of leases of real estate, machinery and equipment, which correspond to leases with remaining terms less than 12 months and/or with a value lower than USD 5,000.
(3)	This mainly includes technical advisory services, auditing services, legal and representation expenses, among others.

Note 31 Other income by function

Other income by function is detailed as follows:

Others incomes by function	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Sales of Property, plant and equipment (1)	567,311	4,370,408	63,941	186,276
Leases	323,699	243,520	124,024	150,963
Sale of glass and waste	1,734,897	1,046,130	1,001,739	416,591
Insurance claims recovery e Indemnities	432,673	210,828	85,159	132,634
Others (2)	1,420,333	392,486	779,741	501,264
Total	4,478,913	6,263,372	2,054,604	1,387,728

(1)	Sales of Property, plant and equipment include, among others, the effect of the sale of real states located in Iquique, Chile, and Buenos Aires, Argentina as for 2025, See Note 14 - Non-current assets of disposal groups classified as held for sale, letters a) and b).
(2)	This concept mainly encompasses discounts from prompt payments to suppliers, tour services and events.

F-121

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gains (losses)	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	1,556,903	(14,437,501)	(4,615,146)	(8,927,148)
Marketable securities to fair value	(39,267)	196,445	23,110	127,536
Impairment losses (2)	(6,067,969)	-	(6,067,969)	-
Others	(459,293)	(2,668,723)	(281,366)	(665,708)
Total	(5,009,626)	(16,909,779)	(10,941,371)	(9,465,320)

(1)	Under this concept there are ThCh$ 6,407,383 paid (net) and ThCh$ 7,234,464 paid (net) as of June 30, 2026 and 2025 respectively, and these were recorded in the Consolidated Cash Flows Statement, under Operational activities, in line item Other cash movements.
(2)	See Note 18 - Goodwill.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the six-months periods ended as of June 30,		For the three-monts periods ended as of June 30,
	2026	2025	2026	2025
	ThCh$	ThCh$	ThCh$	ThCh$
Finance income	9,883,449	17,478,014	4,864,660	7,982,055
Finance costs	(34,688,910)	(38,907,401)	(16,359,101)	(18,154,517)
Gains (losses) on exchange differences	1,650,315	1,472,725	3,560,114	1,916,962
Result as per adjustment units	(14,312,190)	(12,492,189)	(11,445,690)	(6,474,768)

F-122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	346,974,162	519,175,929
CLP	144,295,879	138,940,346
USD	184,777,442	362,325,139
Euros	4,741,803	828,724
ARS	3,263,080	7,862,580
UYU	6,416,733	4,205,400
PYG	960,015	2,821,452
BOB	549,675	861,728
Others currencies	1,969,535	1,330,560
Others financial assets	10,672,831	9,927,288
CLP	1,178,880	1,217,147
UF	8,636,422	7,643,747
USD	836,241	898,611
Euros	4,420	141,785
Others currencies	16,868	25,998
Others non-financial assets	26,045,907	33,297,469
CLP	14,825,965	21,562,273
USD	231,917	239,351
Euros	2,171	2,094
ARS	8,994,684	9,445,753
UYU	378,715	750,762
PYG	1,288,780	993,894
BOB	299,281	260,678
Others currencies	24,394	42,664
Trade and other current receivables	351,523,091	473,691,412
CLP	226,272,010	311,625,800
UF	20,246	19,704
USD	24,796,561	27,346,851
Euros	8,381,609	8,669,008
ARS	64,878,608	91,275,141
UYU	5,974,754	8,901,100
PYG	16,602,793	19,525,499
BOB	2,569,253	3,604,480
Others currencies	2,027,257	2,723,829
Accounts receivable from related parties	12,547,836	16,123,780
CLP	6,174,587	8,772,056
UF	308,024	496,073
USD	2,604,148	2,569,649
Euros	344,729	224,640
ARS	-	14,366
PYG	3,116,348	4,046,996
Inventories	439,521,094	424,300,960
CLP	352,458,598	343,765,537
ARS	59,980,432	53,347,246
UYU	3,236,655	3,700,371
PYG	18,824,950	18,953,746
BOB	4,229,615	3,759,857
Others currencies	790,844	774,203
Biological assets	2,027,949	16,709,078
CLP	1,660,126	13,562,282
ARS	367,823	3,146,796
Current tax assets	19,701,310	17,703,246
CLP	5,295,813	2,558,902
USD	3,045,573	3,003,778
ARS	10,511,447	11,194,422
UYU	249,606	570,472
PYG	598,871	375,672
Non-current assets of disposal groups classified as held for sale	196,825	167,851
ARS	196,825	167,851
Total current assets	1,209,211,005	1,511,097,013

CLP	752,161,858	842,004,343
UF	8,964,692	8,159,524
USD	216,291,882	396,383,379
Euros	13,474,732	9,866,251
ARS	148,192,899	176,454,155
UYU	16,256,463	18,128,105
PYG	41,391,757	46,717,259
BOB	7,647,824	8,486,743
Others currencies	4,828,898	4,897,254
Other current assets	1,209,211,005	1,511,097,013

F-123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Non-current assets
Others financial assets	34,124,290	26,067,779
UF	23,775,341	26,067,779
USD	10,348,949	-
Trade and other non-current receivables	5,173,184	4,954,334
UF	2,601,163	2,346,980
ARS	2,572,021	2,607,354
Others non-financial assets	9,877,206	8,386,715
CLP	5,857,549	5,719,600
UF	146,166	140,835
ARS	3,806,774	2,459,810
UYU	36,658	39,140
PYG	30,059	27,330
Accounts receivable from related parties	1,166,907	1,134,264
CLP	599,829	539,846
UF	567,078	594,418
Investments accounted for using equity method	161,487,963	143,456,687
CLP	17,146,140	16,372,836
USD	778,498	769,510
ARS	1,535,887	1,344,588
Others currencies	142,027,438	124,969,753
Intangible assets other than goodwill	257,189,868	236,870,759
CLP	116,810,725	113,912,575
ARS	110,221,491	94,105,110
UYU	4,950,504	5,029,543
PYG	20,040,941	18,601,077
BOB	5,166,207	5,222,454
Goodwill	151,620,143	148,550,618
CLP	78,462,302	78,462,302
ARS	59,649,285	50,864,861
UYU	5,273,182	5,329,645
PYG	6,793,035	6,176,309
BOB	1,442,339	7,717,501
Property, plant and equipment (net)	1,513,656,146	1,460,212,852
CLP	1,032,656,207	1,031,162,574
ARS	401,782,140	351,802,326
UYU	16,492,521	16,976,718
PYG	40,466,349	38,436,353
BOB	22,252,175	21,826,254
Others currencies	6,754	8,627
Investment property	12,403,182	11,105,298
CLP	3,230,252	3,244,379
ARS	9,172,930	7,860,919
Right of use assets	63,255,218	47,784,003
CLP	1,224,081	2,019,344
UF	58,358,030	42,031,719
ARS	1,317	3,369
UYU	148,992	234,992
PYG	3,522,798	3,494,579
Deferred tax assets	45,137,450	45,766,647
CLP	32,103,901	32,530,428
USD	6,400,006	6,172,820
ARS	5,368,711	5,941,074
UYU	512,402	517,902
PYG	752,430	604,423
Total non-current assets	2,255,091,557	2,134,289,956

CLP	1,288,090,986	1,283,963,884
UF	85,447,778	71,181,731
USD	17,527,453	6,942,330
ARS	594,110,556	516,989,411
UYU	27,414,259	28,127,940
PYG	71,605,612	67,340,071
BOB	28,860,721	34,766,209
Others currencies	142,034,192	124,978,380
Total non-current assets by currencies	2,255,091,557	2,134,289,956

F-124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of June 30, 2026		As of December 31, 2025
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Others financial liabilities	47,753,068	120,772,506	136,687,407	52,147,059
CLP	3,248,618	22,864,296	39,392,787	18,249,410
UF	3,429,378	92,369,142	62,572,736	30,426,003
USD	9,428,091	1,061,995	16,021,476	1,093,425
Euros	13,625	45,161	166,607	-
ARS	31,498,304	-	18,032,597	-
PYG	-	77,830	-	52,570
BOB	126,520	4,354,082	481,381	2,325,117
Others currencies	8,532	-	19,823	534
Current lease liabilities	3,911,126	10,802,156	2,647,825	7,042,045
CLP	180,258	338,436	73,423	197,800
UF	2,638,782	7,334,118	2,104,618	5,452,522
USD	962,119	2,857,863	329,875	1,002,782
ARS	72,054	97,997	77,179	231,532
UYU	25,335	76,007	41,322	89,910
PYG	32,578	97,735	21,408	67,499
Trade and other current payables	368,115,892	6,025,815	457,306,893	3,320,318
CLP	200,701,609	5,269,505	275,632,559	3,211,693
USD	60,655,972	652,352	48,548,095	99,230
Euros	7,289,312	-	8,878,760	-
ARS	79,760,706	-	103,213,997	-
UYU	2,708,758	-	3,583,152	-
PYG	11,587,118	-	12,157,088	3,927
BOB	4,135,904	103,958	4,171,010	5,468
Others currencies	1,276,513	-	1,122,232	-
Accounts payable to related parties	24,785,214	-	24,463,561	-
CLP	8,669,748	-	10,603,330	-
UF	49,344	-	487,294	-
USD	4,215,584	-	4,443,395	-
Euros	10,402,868	-	7,735,380	-
ARS	71,723	-	193,950	-
PYG	1,258,797	-	888,767	-
BOB	117,150	-	51,631	-
Others currencies	-	-	59,814	-
Other current provisions	1,557,604	2,244,058	929,495	2,244,058
CLP	1,481,211	2,244,058	867,566	2,244,058
ARS	26,676	-	16,726	-
PYG	49,717	-	45,203	-
Current tax liabilities	5,063,659	2,317,531	5,424,753	13,460,546
CLP	3,905,759	2,292,256	4,026,428	12,925,824
USD	344,320	17,995	569,317	-
ARS	309,615	4,559	-	3,873
UYU	503,965	-	829,008	-
PYG	-	-	-	528,807
Others currencies	-	2,721	-	2,042
Provisions for employee benefits	16,667,024	24,887,767	28,691,366	19,787,391
CLP	2,903,640	23,323,116	13,654,799	19,338,150
ARS	12,682,732	-	13,611,548	-
UYU	670,705	-	744,463	-
PYG	-	1,552,274	500,517	437,079
BOB	298,798	-	136,944	-
Others currencies	111,149	12,377	43,095	12,162
Other current liabilities	1,470,525	19,577,721	2,155,724	39,341,958
CLP	1,408,046	18,145,281	2,154,817	37,209,689
UYU	922	-	907	-
PYG	61,557	1,432,440	-	2,132,269
Total current liabilities	469,324,112	186,627,554	658,307,024	137,343,375

CLP	222,498,889	74,476,948	346,405,709	93,376,624
UF	6,117,504	99,703,260	65,164,648	35,878,525
USD	75,606,086	4,590,205	69,912,158	2,195,437
Euros	17,705,805	45,161	16,780,747	-
ARS	124,421,810	102,556	135,145,997	235,405
UYU	3,909,685	76,007	5,198,852	89,910
PYG	12,989,767	3,160,279	13,612,983	3,222,151
BOB	4,678,372	4,458,040	4,840,966	2,330,585
Others currencies	1,396,194	15,098	1,244,964	14,738
Total current liabilities by currency	469,324,112	186,627,554	658,307,024	137,343,375

F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of June 30, 2026			As of December 31, 2025
	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Others financial liabilities	42,985,525	94,228,764	917,624,306	51,965,085	88,131,120	900,687,329
CLP	38,705,377	8,407,213	-	33,409,083	3,908,318	-
UF	-	82,505,974	366,947,609	14,986,219	80,441,606	357,124,227
USD	-	-	549,344,637	-	-	539,931,158
BOB	4,280,148	3,315,577	1,332,060	3,569,783	3,781,196	3,631,944
Non-current lease liabilities	20,566,612	9,882,100	21,667,800	13,120,674	6,783,137	22,328,968
CLP	195,277	80,698	-	139,434	-	-
UF	12,043,071	5,892,599	20,839,917	10,193,570	5,034,397	20,998,433
USD	7,938,024	3,873,223	827,883	2,303,790	1,668,056	1,330,535
ARS	186,216	10,611	-	239,741	24,806	-
UYU	43,910	-	-	93,684	-	-
PYG	160,114	24,969	-	150,455	55,878	-
Accounts payable to related companies	2,074,043	-	-	2,034,279	-	-
UF	537,640	-	-	523,000	-	-
USD	1,536,403	-	-	1,511,279	-	-
Other non- current provisions	-	641,521	1,673,395	569,046	19,458	1,290,768
ARS	-	460,852	1,673,395	386,438	19,458	1,290,768
UYU	-	180,669	-	182,608	-	-
Deferred tax liabilities	32,259,416	12,146,015	45,762,855	30,777,797	11,907,656	46,280,398
CLP	28,615,897	10,257,645	30,829,904	27,292,524	10,196,904	32,618,888
ARS	3,469,176	1,842,559	11,620,742	3,332,626	1,670,849	10,561,739
UYU	1,802	432	864,684	1,821	437	885,319
PYG	172,541	45,379	1,120,658	150,826	39,466	873,562
BOB	-	-	1,326,867	-	-	1,340,890
Provisions for employee benefits	599,180	-	50,897,197	448,871	-	52,991,081
CLP	-	-	47,495,113	-	-	49,066,111
ARS	-	-	3,402,084	-	-	3,924,970
BOB	599,180	-	-	448,871	-	-
Others non-financial liabilities	1,505,917	2,157,905	-	2,445,011	1,495,389	-
CLP	1,495,388	1,246,158	-	1,495,389	1,495,389	-
UYU	10,529	-	-	-	-	-
PYG	-	911,747	-	938,812	-	-
UYU	-	-	-	10,810	-	-
Total non-current liabilities	99,990,693	119,056,305	1,037,625,553	101,360,763	108,336,760	1,023,578,544

CLP	69,011,939	19,991,714	78,325,017	62,336,430	15,600,611	81,684,999
UF	12,580,711	88,398,573	387,787,526	25,702,789	85,476,003	378,122,660
USD	9,474,427	3,873,223	550,172,520	3,815,069	1,668,056	541,261,693
ARS	3,655,392	2,314,022	16,696,221	3,958,805	1,715,113	15,777,477
UYU	56,241	181,101	864,684	288,923	437	885,319
PYG	332,655	982,095	1,120,658	1,240,093	95,344	873,562
BOB	4,879,328	3,315,577	2,658,927	4,018,654	3,781,196	4,972,834
Total non-current liabilities by currency	99,990,693	119,056,305	1,037,625,553	101,360,763	108,336,760	1,023,578,544

F-126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Note 35 Contingencies and Commitments

Services agreements

The total amount contracted by the Company relating to services is detailed as follows:

Services agreements not to be terminated	As of June 30, 2026	As of December 31, 2025
	ThCh$	ThCh$
Within 1 year	42,772,458	29,985,864
Between 1 and 5 years	105,789,402	84,485,645
More than 5 years	3,554,006	354,889
Total	152,115,866	114,826,398

Purchase and supply agreements

The total amount contracted by the Company relating to purchase and supply agreements as of June 30, 2026 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	510,731,984	9,374,186
Between 1 and 5 years	1,481,805,582	9,344,355
More than 5 years	1,006,849,845	-
Total	2,999,387,411	18,718,541

Capital investment commitments

As of June 30, 2026 the Company had capital investment commitments related to Property, plant and equipment and Intangibles (software) for approximately ThCh$ 20,942,266.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile, joint ventures and associate abroad, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 in the case of chilean companies and USD 25,000 for cases of foreign companies.

F-127

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Company	Court	Description	Status	Estimated accrued loss contingency
Cervecera CCU Chile Ltda. (1)	Labour Court.	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 94,250
Cervecería Kunstmann S.A.	Labour Court.	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 50,045
Comercial CCU S.A. (1)	Labour Court.	Lawsuit for unjustified dismissal.	Evidentiary stage.	ThCh$ 105,475
Comercial CCU S.A. (2)	Labour Court.	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 105,652
Comercial CCU S.A.	Labour Court.	Lawsuit for unjustified dismissal and collection of employee benefits.	Sentence.	ThCh$ 79,854
Compañía Cervecerías Unidas S.A.	Labour Court.	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 39,244
Fábrica de Envases Plásticos S.A.	Labour Court.	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 41,003
Transportes CCU Ltda.	Labour Court.	Lawsuit for violation of rights.	Evidentiary stage.	ThCh$ 45,924
Transportes CCU Ltda.	Labour Court.	Lawsuit for workplace accident.	Evidentiary stage.	ThCh$ 211,811
Transportes CCU Ltda. (2)	Labour Court.	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 127,610
Aguas Danone de Argentina S.A. (2)	Civil and Commercial Court.	Lawsuit for damages.	Evidentiary stage.	USD 169,473 (ThCh$ 156,290)
Aguas Danone de Argentina S.A. (2)	Labour Court.	Lawsuit for workplace accident.	Evidentiary stage.	USD 258,529 (ThCh$ 238,418)
Aguas Danone de Argentina S.A. (3)	Labour Court.	Lawsuit for unjustified dismissal.	Evidentiary stage.	USD 978,805 (ThCh$ 902,664)
Aguas Danone de Argentina S.A. (2)	Labour Court.	Lawsuit for unjustified dismissal.	Sentence.	USD 109,016 (ThCh$ 100,536)
Artesanos de Cervezas S.A.S.	Labour Court.	Recognition and payment of indemnity for retirement without just cause and moratorium indemnity.	Sentence.	USD 32,867 (ThCh$ 30,310)
Central Cervecera de Colombia S.A.S.	Directorate of Consumer Protection Investigations of the Superintendency of Industry and Commerce.	Consumer Protection.	Evidentiary stage.	USD 145,197 (ThCh$133,902)
Zona Franca Central Cervecera S.A.S.	Autonomous Corporation of Cundinamarca.	Environmental law / Environmental protection.	Evidentiary stage.	USD 45,252 (ThCh$ 41,732)

(1)	Includes two trials.
(2)	Includes three trials.
(3)	Includes fourteen trials.

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 3,711,287 and ThCh$ 2,645,803 as of June 30, 2026 and December 31, 2025, respectively (See Note 24 - Other provisions).

Tax processes

At the date of issue of these Interim Consolidated Financial Statements, there is no litigation that involves significant passive or taxes in claim affecting the Company or its subsidiaries.

F-128

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

Guarantees

As of June 30, 2026, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of standby, comfort letters and general product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with Banco Itaú, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a standby letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Itaú	USD 2,600,000	December 22, 2026

-	The subsidiary Aguas de Origen S.A. mantains a financial debt with a Banco Macro in Argentina, which is endorsed by the subsidiary Compañía Industrial Cervecera S.A. through a guarantee letter, and is detailed as follow:

Institution	Amount	Due date
Banco Macro	ARS 7,000,000,000	January 6, 2031

-	Additionally, the Company presents the following guarantees:

a)	The Company, through a private notarized document dated July 27, 2022, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh$ 16,000,000, maturing on July 27, 2027.

b)	The company through a private notarized document dated June 28, 2024, commits itself to directly or indirectly hold a minimum of 51% of the authorized share capital of the subsidiary Bebidas Bolivianas BBO S.A. It must also maintain direct or indirect control of the management and provide the necessary technical assistance during the term of the financial obligations that Bebidas Bolivianas BBO S.A. has with Banco Mercantil Santa Cruz S.A.

c)	On May 28, 2025 and subsequently, on January 8, 2026, Scotiabank Chile issued and increased, respectively, a standby letter of credit to DAVIbank S.A., entity with which Central Cervecera de Colombia S.A.S. (“CCC”) held a debt, amounting COP 178,000,000,000 maturing on June 28, 2026, bringing the total standby to MMUSD 53.7 to comply with the 50% coverage of the debt previously described.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on April 8, 2026, and due to the renegotiation by CCC of the aforementioned credit loan, which requires to be guaranteed in equal parts by the shareholders of CCC, the granting of a guarantee and/or joint and several liability was approved regarding the obligations that for the subsidiary CCU Inversiones II SpA. may arise from one or more standby letters of credit or comfort letters to be issued for such effect, amounting to COP 178,000,000,000, with a maximum term of 24 months.

At the Extraordinary Shareholders’ Meeting of CCU Inversiones II SpA. dated April 20, 2026, due to the renegotiation by CCC of the referred credit loan with Itaú de Colombia S.A. bank, it was approved to guarantee the obligations of CCC for COP 178,000,000,000, with maturity in the month of April 2027, including its extensions, with a maximum term of 24 months, expressly authorizing CCU Inversiones II SpA. to constitute as guarantor and/or joint and several debtor of CCC regarding said credit loan, through the issuance of a comfort letter or otherwise requesting and guaranteeing to any bank in Chile the issuance of one or more standby letters of credit, for an amount of up to MMUSD 54.5, covered under a credit line for up to an equal sum.

Pursuant to the above, on April 22, 2026, CCU Inversiones II SpA. issued a comfort letter to Itaú Colombia S.A. bank under the terms and conditions approved in the aforementioned Extraordinary Shareholders' Meeting.

The payment of the debt guaranteed by CCU Inversiones II SpA. through an irrevocable standby letter of credit issued by Scotiabank Chile in favor of DAVIbank S.A., which was the subject of the renegotiation, was effected by CCC on April 24, 2026.

F-129

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Interim Consolidated Financial Statements (Unaudited) June 30, 2026

On May 26, 2026, CCU Inversiones II SpA. issued a standby letter of credit in the amount of USD 48,841,120.93 in the benefit of Banco Itaú Colombia S.A. to guarantee credit facilities; the issuer of this standby letter of credit was Scotiabank Chile. This standby letter of credit replaces the comfort letter issued in April.

On July 17, 2026, and later on July 21, 2026, Scotiabank Chile increased the standby letter of credit for a total aggregate amount of MMUSD 54.5 million and MMUSD 54.8 million, respectively.

Note 36 Subsequent Events

a)	The Interim Consolidated Financial Statements of CCU S.A. and subsidiaries as of June 30, 2026 have been approved by the Board of Directors on August 4, 2026.

b)	After June 30, 2026 and up to the date of issue of these Interim Consolidated Financial Statements, there are no other financial or other matters known that could significantly affect the interpretation of these Consolidated Financial Statements.

F-130

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: August 5, 2026